Brookfield

Brookfield Asset Management Inc.

2017 ANNUAL REPORT

Five-Year Financial Record

AS AT AND FOR THE YEARS ENDED DEC. 31	2017	2016	2015	2014	2013

OVERALL
PER SHARE[1]
Net income	$1.34	$1.55	$2.26	$3.11	$2.08
Funds from operations[2]	3.74	3.18	2.49	2.11	3.43
Dividends[3]
Cash	0.56	0.52	0.47	0.45	0.40
Special	0.11	0.45	—	—	0.98
Market trading price – NYSE	43.54	33.01	31.53	33.42	25.89

1.    2013 and 2014 adjusted to reflect three-for-two stock split effective May 12, 2015; per share amounts are net of non-controlling interest
2.    See Glossary of Terms on page 103
3.    See Corporate Dividends on page 42

Throughout our annual report, we use the following icons:

ASSET MANAGEMENT	REAL ESTATE	RENEWABLE POWER	INFRASTRUCTURE	PRIVATE EQUITY	RESIDENTIAL DEVELOPMENT	CORPORATE ACTIVITIES

Overview
We are a leading alternative asset manager, focused on investing in long-life, high-quality assets spanning over 30 countries globally. Our investments include one of the largest real estate portfolios in the world, an industry-leading infrastructure business, one of the largest pure-play renewable power businesses and a rapidly expanding private equity business. These businesses are each important components of the backbone of the global economy, supporting the endeavors of individuals, corporations and governments worldwide.
We offer a broad range of products to our investors through our private funds and listed issuers. We aim to provide consistent, strong returns for our investors, which include sovereign wealth plans, pensions, institutional and individual investors. Brookfield is typically the largest investor in our funds, ensuring alignment of interests with our investors.
Our primary objective is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value per share, with a goal to generate 12% to 15% total compound returns over the longer term. These returns are generated by our asset management business and the capital appreciation and distributions from our invested capital.

OUR CONTRIBUTION

The business is organized into the following principal areas:

ASSET MANAGEMENT

We provide a wide range of investment products, primarily focused on real estate, renewable power, infrastructure and private equity

REAL ESTATE

Office, retail, industrial, multifamily, hospitality and other properties

RENEWABLE POWER

Hydroelectric, wind, solar and other power generating facilities

INFRASTRUCTURE

Utilities, transport, energy, communications and agricultural assets

PRIVATE EQUITY

Construction and business services, energy and industrial operations

“Brookfield,” the “company,” we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed issuers” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our real estate, renewable power, infrastructure and private equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms on page 103 which defines our key performance measures that we use to measure our business
Excludes residential development and corporate activities which are distinct business segments for IFRS reporting purposes

2017 ANNUAL REPORT 2

Creating Value for Shareholders
We create shareholder value through two distinct but interrelated activities: increasing the earnings profile of our asset management business and increasing the value of the capital invested from our own balance sheet.
ASSET MANAGEMENT
Alternative asset management businesses such as ours are typically valued based on multiples of their fee related earnings and performance income. Accordingly, we create value in this part of our business by increasing the amount and quality of fee related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of fee bearing capital with larger and more varied funds, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins. For purposes of measuring value creation and business planning we apply a 20x multiple to fee related earnings and a 10x multiple to net unrealized carried interest.
INVESTED CAPITAL
We value our invested capital based primarily on a combination of quoted market prices for listed investments and IFRS book values for unlisted investments. Listed investments represent approximately 85% of our invested capital. For purposes of measuring value creation and business planning, we substitute BPY’s IFRS value for its market price because its balance sheet assets are almost entirely carried at fair values that are adjusted quarterly, and we adjust the IFRS we value of our unlisted North American residential business to reflect its privatization value. We measure value creation in this part of our business by the change in the value of our invested capital over time.

Asset Management				Invested capital
	Actual		Current[1]
FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	FFO	ENI	ENI	AS AT DEC 31, 2017 (MILLIONS)	Quoted[2]	IFRS	Blended
Fee revenues	$1,368	$1,368	$1,475	BPY	$12,079	$16,653	$16,653
Direct costs	(472)	(472)	(590)	BEP	6,576	4,143	6,576
Fee related earnings	896	896	885	BIP	5,273	2,098	5,273
				BBU	3,034	2,064	3,034
Realized carried interest	99	n/a	n/a	Other listed	4,015	4,174	4,015
Unrealized carried interest	n/a	1,280	1,000
Direct costs related to carried interest[5]	(25)	(352)	(300)	Total listed investments	$30,977	29,132	35,551
Carried interest, net	74	928	700	Unlisted investments		4,797	5,885
				Corporate capitalization and working capital		(10,189)	(10,189)
Total (Asset Management)	$970	$1,824	$1,585	Total (Invested Capital)		$23,740	$31,247

1.	Current ENI is based on fee bearing capital as at February 15, 2018. Refer to Part 3 - Operating Segment Results for further information

2.	Quoted based on December 31, 2017 public pricing

3.	Total IFRS invested capital excludes $312 million of common equity in our asset management segment

4.
For business planning purposes, we consider the value of invested capital to be the quoted value of listed investments and IFRS value of unlisted investments, subject to two adjustments. First, we reflect BPY at IFRS values as we believe that this best reflects the fair value of the underlying properties. Second, we reflect Brookfield Residential at its privatization value

5.
Direct costs related to carried interest included in FFO are realized carried interest and related cost in the year. Direct cost related to carried interest included in ENI are unrealized carried interest and related cost generated in the year

6.
For business planning purposes, we value our asset management business based on multiples of expected fee related earnings and carried interest, net of associated costs. Multiples observed for similar earnings streams in the market. Actual multiples may vary

3 BROOKFIELD ASSET MANAGEMENT

About Our Business

COMPETITIVE ADVANTAGES (See page 20)

•    We bring large-scale capital to bear with multiple sources of capital from public and private investors as well as our own balance sheet capital. This enables us to undertake transactions of a size that few others are able to
•    Our global reach and mandates provide a wide range of opportunities and enable us to invest where capital is scarce
•    As an owner/operator, we leverage our 115 years of operating experience to enhance returns. In addition, we invest our own capital alongside our investors, which creates a strong alignment of interests

FINANCIAL STRENGTH (See page 22)

•    We maintain significant liquidity to support our business in the form of cash, financial assets, undrawn credit facilities and capital commitments to our private funds
•    We finance our operations using debt that is primarily at the operating asset level and is predominantly investment grade with limited recourse and covenants. Our asset level debt is supplemented by medium- and long-term debt and perpetual preferred shares at the listed issuers and corporate level
•    We minimize financial risk by extending the term of our debt to match the profile of the underlying assets and to reduce our exposure to movements in interest rates by fixing interest rates

RISK MANAGEMENT (See page 23)

•    We focus on maintaining an appropriate risk culture to ensure all activities adhere to our standards and to promote long-term stability and value creation
•    This includes a consistent approach and practice across business and functional groups to address organization-wide risks and establish best practices
•    Our business and functional groups are responsible for identifying and managing risks associated with their business to establish strong accountability

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MANAGEMENT (See page 24)

•    We ensure the well-being and safety of employees working to exceed all applicable labor laws and standards including human rights, diversity initiatives, competitive wages and inclusive hiring practices. Our aim is to have zero serious safety incidents throughout our many businesses
•    We aim to be good stewards in the communities in which we operate through community engagement and philanthropic efforts with our own resources and through empowering our employees to participate directly as well
•    We strive to mitigate the impact of our operations on the environment and conduct business according to the highest ethical and legal/regulatory standards

2017 ANNUAL REPORT 4

Our Results – Asset Management

1.	See Glossary of Terms on page 103

5 BROOKFIELD ASSET MANAGEMENT

Our Results – Invested Capital

Funds From Operations

YEARS ENDED DEC. 31 ($ MILLIONS)

$2,511
$1,773
$2,031
$2,371
$2,840
2013
2014
2015
2016
2017
Real Estate
Renewable Power
Infrastructure
Private Equity
Residential
Corporate

Cash Distributions Received

YEARS ENDED DEC. 31 ($ MILLIONS)

$752
$1,004
$1,059
$1,187
$1,276
2013
2014
2015
2016
2017
Real Estate
Renewable Power
Infrastructure
Private Equity

Invested Capital

AS AT DEC. 31 ($ MILLIONS)

$24,578
$27,103
$28,309
$30,998
$33,929
2013
2014
2015
2016
2017
BPY
BEP
BIP
BBU
Other Listed
Unlisted

Corporate Debt and Preferred Equity[1,2]

YEARS ENDED DEC. 31 ($ MILLIONS)

$7,013
$7,273
$7,069
$8,805
$10,189
2013
2014
2015
2016
2017
Net Working Capital
Preferred Shares
Corporate Borrowings

1. See Glossary of Terms on page 103
2. Net working capital includes deferred income tax asset, net

2017 ANNUAL REPORT 6

Our Global Presence

CANADA
$29 billion AUM
~13,000 operating employees
EUROPE & MIDDLE EAST
$40 billion AUM
~25,000 operating employees
LONDON
TORONTO
NEW YORK
DUBAI
MUMBAI
SHANGHAI
RIO DE JANEIRO
SYDNEY
UNITED STATES
$148 billion AUM
~10,000 operating employees
SOUTH AMERICA
$42 billion AUM
~25,000 operating employees
ASIA PACIFIC
$24 billion AUM
~10,000 operating employees
Corporate Offices

QUICK FACTS

~$285B
ASSETS UNDER MANAGEMENT

$126B
FEE BEARING CAPITAL

750+
INVESTMENT PROFESSIONALS

30+
COUNTRIES

80,000+
OPERATING EMPLOYEES

EXCHANGES NYSE: **BAM** TSX: **BAM.A** EURONEXT: **BAMA**

7 BROOKFIELD ASSET MANAGEMENT

Letter to Shareholders
OVERVIEW
We achieved many important milestones this past year. Revenues exceeded $40 billion, net income increased to $4.6 billion, FFO for common shareholders hit a record of $3.8 billion, and FFO per share was $3.74, an increase of 18%.
Assets under management and associated fees continued to grow and our investments performed well. We continue to find opportunities to invest capital despite a competitive environment, largely due to our advantages of size, global presence and our operating platforms. These advantages allow us to not only identify a wide range of investment opportunities around the world, but also to acquire them for value and create upside with our operating capabilities.
With strong markets, we sold more assets than usual, totaling $12 billion, and will continue to do so into 2018. Our strategy has been to sell mature stabilized assets and redeploy the proceeds at higher yields or return the capital to our investors, particularly when this allows us to successfully complete a defined investment strategy. At the same time, while sales at these values are attractive to us, they are often also attractive long-term investments for those looking for stable, low-risk investments.
Fundraising for real assets in both the public and private markets remains strong, with institutional funds continuing to allocate greater amounts of capital to these sectors. In 2017, our assets under management increased by $43 billion to approximately $285 billion and net fee bearing capital grew to $126 billion - in a year where none of our flagship funds had final closings. With interest rates expected to remain low compared to the returns we can generate, this growth should continue for the foreseeable future.
INVESTMENT PERFORMANCE
Our one-year stock performance, inclusive of dividends, was 34%. More importantly, we grew the underlying intrinsic value of the business in excess of our goal of 12% to 15%.

Investment Performance	Brookfield NYSE	S&P 500	10-Year U.S. Treasuries
1	34%	22%	3%
5	15%	16%	2%
10	9%	8%	5%
15	20%	10%	5%
20	17%	7%	5%
While we are cognizant of short-term performance, we manage our business for the long term, and encourage you to focus on those returns, rather than on any single year; the recent market volatility is a good reminder of this. To that end, we are pleased that our longer-term returns compare well with most investments, and that they are consistent with our goal of generating 12% to 15% compound returns over the longer term. As a reminder, compounding at these rates over a long period of time results in very significant wealth creation. That is our ultimate goal and we believe we are well positioned to continue to achieve this.

2017 ANNUAL REPORT 8

MARKET ENVIRONMENT
We see no signs of underlying economic issues, despite the U.S. economy being nine years into this expansion. While this economic cycle shows no immediate signs of ending, it is clearly in its mid- to later-stages of an elongated expansion, and so we are being cautious, preparing for less robust times. To that end, we continue to focus on our liquidity and funding profile to ensure we remain in excellent financial shape and are positioned to react to growth opportunities in the next down market as we have done in the past.
Outside the United States, economies are recovering and in general continue to offer greater value than is available in the U.S. In the United Kingdom, Brexit stress is offering select opportunities; Europe is looking slightly stronger than it has for a long time; Brazil is recovering, with interest rates having dropped from 13% to 7%; Australia is resilient; China continues on its path to becoming the largest economy in the world; and India is now dealing with its over-leveraged corporate sector and therefore presenting opportunities.
Over the past five years most global stock market indices have recorded 20% average compound growth, hitting all-time highs. Government bonds are still historically expensive; corporate and high yield spreads are at record lows; bitcoin mania had taken hold and created market capitalizations over $500 billion for something which, as far as we can tell, has zero intrinsic value; and an Italian renaissance painting was recently purchased for over $500 million, an all-time high for the sale of a painting. These all make us cautious, while still continuing to invest our capital.
Across developed markets where excess global liquidity has been building up, we have been monetizing mature assets at values that align with our investment strategies, or where alternative uses of the capital are expected to be more productive. This has also enabled us to add liquidity to our balance sheets, and to invest more capital in both emerging markets and out-of-favor businesses, where multiples have not seen the same expansion. We currently have a record level of liquidity to pursue opportunities - over $25 billion of core liquidity and dry powder in our private funds.
In this environment, real assets continue to offer excellent long-term value. Furthermore, most competitive capital targeted at this sector does not have our advantages of size, global reach, and operating capabilities - built over decades of owning and operating these types of assets. It is these that enable us to invest well, even in a highly competitive environment. Over the past year, these strengths enabled us to complete the purchase of two SunEdison subsidiaries out of bankruptcy, with gross assets of $8 billion, as well as the recently announced agreement to acquire Westinghouse Electric Company from a bankruptcy for $4.6 billion. We also added a number of quality businesses from sellers in need of capital in Brazil and India - for a total of approximately $10 billion.
That these opportunities exist in the current economic environment may seem improbable; however, they always do, since the world is a big place and investors inevitably become overly exuberant in one sector or another. Finding great value investments in this environment requires the ability to look in the right places. It also requires us to work a little harder, but it is during these periods in particular that the value of our franchise becomes evident.
ASSET MANAGEMENT FRANCHISE
The business of managing real assets for private investors across real estate, infrastructure, renewable power and other related private businesses continues to mature and is now firmly established as a component of the investment portfolios of most pension and sovereign plans. With these plans expected to grow over the next decade from about $45 trillion to $80 trillion, and with an expected allocation to real assets and alternatives growing from around 25% to 40%, there will be a further $20 trillion of capital available for investment into these assets. This will continue to fuel the significant growth in the industry.

9 BROOKFIELD ASSET MANAGEMENT

We believe this is a long-term trend. In the context of relatively low interest rates and highly correlated equity returns, as well as growing liabilities and longevity risk, our investors are seeking alternatives to generate sufficient returns, diversify their portfolios, and reduce volatility. Our products address these needs, generating ±20% returns with our more opportunistic strategies and ±7% yields on the lower end of the risk spectrum. Today, these returns compare favorably to the 10-year treasury in the U.S. of ±2.75%, Europe at ±0.7% and Japan at essentially zero. In our opinion, the only thing that can stop this trend is a significant increase in inflation that pushes global long-term interest rates into a territory in which our returns are not sufficiently superior to these yields. We believe it will be a long time before this happens.
We also believe that if we continue to invest the capital entrusted to us wisely, create products that match our investors’ needs, and provide superior service, our business will continue to grow rapidly both in terms of the operating results and the underlying value. To illustrate this point, simply deducting the value of our invested capital (most of which is publicly listed) yields an implied value for our asset management franchise of $16 billion.
This business is currently generating $2.5 billion of annualized fees and target carry, and we expect this to increase substantially in the coming years as we complete fundraising for our next series of flagship private funds, in addition to a number of newer investment strategies. We believe that even by applying relatively conservative multiples to these earnings streams the resultant franchise value is substantially higher than $16 billion, and should continue to expand rapidly.
It is also worth noting that we believe most of the other large alternative investment managers are similarly undervalued, but we have one additional factor to note: our franchise, while large today, is not as mature as others. In particular, we do not have many large funds nearing their end-of-life phase over the next five years, and our successor funds are still growing at a substantial rate. This means that we are stacking ever larger new funds on top of existing funds, without the corresponding return of capital to investors. In seven to 10 years, we will be in the same place as the others and distributing greater amounts of capital - but in the interim, our growth rate is much faster.
With the above in mind, we are beginning to consider the next phase of Brookfield for the years post 2025, as the business matures. Keeping our eye on this is a priority for us, and we are investing resources today to set the stage for continued strong growth in the next phase of our evolution, which will include an expanded range of investment strategies for our investors.
LESSONS LEARNED
We work hard to institutionalize the lessons we learn in our business in order to prevent the repetition of mistakes as we grow. This has become a core part of our culture, and experience has shown that doing this enables us to continue to become better at what we do.
Over time, we have found that the five most important principles to successful real asset investing are to: stick to what we know; ensure that we are diversified; buy at a discount to replacement cost; focus on quality assets and businesses; and finance with asset specific non-recourse debt.
We have also found that the single greatest way to dig ourselves out of mistakes is to be patient with investments and, in most cases, double down. This is the best way to recover losses, although it requires conviction as well as availability of the necessary capital. This is particularly important when we have acquired a good business, but our timing was poor. Doubling down in this case is virtually always the answer. However, one has to be careful because if the business is just a bad business, it only serves to compound the pain. But, generally we have found that in the absence of technological change in the extreme, doubling down and being patient is the most proven way to turn around an investment.

2017 ANNUAL REPORT 10

In addition to these principles, we have tried to institutionalize the lessons learned from our mistakes. Our five most important lessons are:
A bad business is usually just a bad business. We have found that some businesses, no matter how deep the discount to replacement cost, are just bad businesses. In these circumstances, there is essentially no price that can be paid to make up the cost of turning it into a viable business. These risks are most often found and magnified when technological change is affecting a business. The skill to be able to determine if a business is one or the other is the difference between a great value investment and a loser investment. In these situations, we must always be vigilant to ensure that our historical knowledge bias to just do what we have always done, along with our tendency to double down, does not keep us in a business that is destined to decline.
Development and approval risks in new businesses are often underestimated. When we develop assets ourselves, the process of acquiring approvals is methodically secured over time, often involving significant relationship management. In the alternative, when a business that has significant development and approval risks is acquired, the approvals can sometimes disappear with the departure of management or the mere change in circumstances as local officials revisit their perspective. This has affected us in real estate and infrastructure developments. As a result, we are very careful when acquiring companies with development projects, ensuring that we only allocate nominal value to these projects.
Currencies really matter. As a global investor that benchmarks return in U.S. dollars, the local return in a currency is relevant, but not what really matters to us. Earning a 20% compound return in a local currency and losing all of it with a currency loss still results in a zero return. To ensure we manage these risks, with many low-cost currencies in developed markets (Euro, Pound, Aussie, Kiwi, Loonie) we often hedge back to the U.S. dollar, provided the financial hedge risks are not too large. With high-cost currencies (Rupee, Real) it is difficult to justify hedging on longer-term assets. As a result, we invest capital when markets are stressed and foreign direct investment is low. This usually means that the currency is low, or at least has a greater chance of being more fairly valued. On the flip side, in these markets it is important to be more transactional in nature; therefore we often sell all or portions of assets as values increase. We rarely leave the countries entirely, but protecting our capital helps mitigate risk.
Structured financial deals often hide asset imperfections. The financial markets are filled with schemes to enhance returns where the returns do not otherwise exist at the levels promised. This is particularly acute when values are high, or interest rates are low. Often this takes the form of imprudent leverage, camouflaged by structured products or mismatched risks (the most recent example - the numerous VIX Volatility products sold to investors). In these circumstances, seldom do the long-term returns work out as structured, as changing the long-term characteristics of assets with financial engineering is impossible. Some, such as traders, may profit from these, but it is usually from on-selling the product at a higher price prior to its collapse. This is not how we invest. We therefore avoid participating in structured products, or investing in anything in which small annual returns can be offset with an improbable (but possible) outsized capital loss. Rarely have we made this mistake, and hopefully never again.
The nature of debt and maturity profile is critical. With the exception of modest amounts of corporate debt used for largely flex or bridging purposes, we limit recourse of debt to specific assets and virtually never guarantee debt across the company. This compartmentalization is the difference between problems with debt and easily moving through tougher periods in the capital markets. This includes not cross-collateralizing assets and avoiding parent or any affiliate guarantees to ensure that risk is compartmentalized. Furthermore, we keep loan-to-value appraisal covenants which require capital top-ups to a minimum, and avoid maintenance covenants if at all possible. Bottom line, we will never risk the company, any fund, or any investment with a financing strategy.

11 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD BUSINESS PARTNERS
We launched Brookfield Business Partners with the goal of acquiring best-in-class industrial and services businesses that we can build and grow for long periods of time, in addition to more broadly funding our private equity business along with our institutional partners. Over the past few years, a major thrust has been to widen the scope our private equity franchise to become of similar size to our other businesses.
Since launch, we have achieved a number of the goals set out for the business. We acquired five best-in-class logistics/service businesses, which includes a fuel logistics business in the U.K. that we are utilizing to grow internationally. We also acquired a water distribution company in Brazil for $1 billion that cleans and delivers water, and that takes sewage from over 15 million people. We plan to invest in improvements to this operation, then grow in what is a very under-served market.
We also licensed the Mobil brand for Canada from Exxon and partnered with a major food retailer in Canada to re-brand and rejuvenate their fuel and convenience service delivery to customers. In Germany, we acquired a re-usable packaging company in partnership with the founding family and believe we can assist them to grow the business internationally.
We invested $750 million into the recapitalization of Teekay Offshore, which owns shuttle tankers and floating platforms that provide services to offshore oil and gas companies. This was a good business but given the markets had a gap in their capital structure, so the opportunity was made available to us to assist them. Refinanced, we believe the business will be an excellent long-term investment.
More recently, we committed to acquire Westinghouse Electric Company for $4.6 billion out of U.S. bankruptcy. Westinghouse is a U.S.-based provider of infrastructure services to the power generation industry and has a globally recognized brand. It ran into significant difficulties when it strayed from its core services business and as a result was filed into bankruptcy, despite the servicing business having nothing to do with the issues that caused financial stress. We are acquiring the core Westinghouse services business and its platform of approximately 11,000 people.
Providing infrastructure services to the power generation industry more generally is a natural extension of our existing power generation and property services operations. We may pursue other opportunities in global infrastructure servicing, including businesses that provide other services to these utility clients.
Our other businesses are generally doing well. Construction services continues to build its backlog despite a challenging year of operating results, our palladium operations have improved substantially, and our business service operations continue to grow through tuck-in acquisitions.
One standout has been GrafTech, our graphite electrodes business. After rationalizing operations over the past two years, and removing over $100 million of costs, the market became very short on supply for various reasons, including the fact that our raw material was used in the electric car industry. As a result of these shortages, prices increased dramatically. GrafTech has reworked contract terms with customers, which had historically been very short in nature, and now has contracts of three to five-year duration for 60% to 65% of its capacity. This has resulted in a substantial increase in EBITDA; GrafTech expects to generate ±$275 million of EBITDA for the first quarter alone of 2018. This allowed us to re-finance the company for $1.5 billion in early 2018, distributing more than 100% of our initial $855 million equity investment back to us and we recently filed for an IPO of the business in the coming months.
We are thrilled with the progress of Brookfield Business Partners to date, and hope that we will be able to report on exciting growth in the years ahead.

2017 ANNUAL REPORT 12

PERFORMANCE IN 2017
Our asset management activities continue to expand at a rapid pace and are generating increasing levels of fee revenues and carried interest.

AS AT AND FOR THE TWELVE MONTHS ENDED DEC 31 (MILLIONS)	2013	2014	2015	2016	2017	CAGR
Total assets under management	$ 187,105	$ 203,840	$ 227,803	$ 239,825	$ 283,141	11%
Fee bearing capital	77,045	85,936	94,262	109,576	125,590	13%
Annual run rate of fees plus target carry	1,006	1,204	1,489	2,031	2,475	25%
Fee related earnings (LTM)	300	378	496	712	896	31%
Operations
Total assets under management increased to $283 billion, and fee bearing capital to $126 billion, an 11% and 13% growth rate, respectively. This led to annualized fees and target carry increasing by 25% to $2.5 billion due to growth of capital in both our public and private funds. This includes $1.5 billion of fee revenues and $1 billion of target carried interest, which is the amount of carry based on target returns that should accumulate on a straight-line basis over the life of a fund. This all contributed to a 31% growth rate in fee related earnings (excluding unrealized carry), which totaled $896 million for the last twelve months.
We continue to generate increasing amounts of unrealized carried interest within our private funds; this reflects the deployment of capital from our latest flagship private funds as well as value created within earlier vintage funds as these portfolios mature. Carry generated during the year totaled $1.28 billion (in excess of our annualized expectations), compared to $418 million in 2016, and brought accumulated unrealized carried interest to $2.08 billion at the end of the year. We completed a number of asset sales within flagship private funds, which solidified investment gains and the associated carried interest. This also brings us closer to the point where this carry is no longer subject to claw backs, and consequently will be recognized in our financial statements.
The market capitalization of our listed issuers contributed growth in fee bearing capital, as a result of price performance and issuance of growth capital. As expected, the amount of private fund capital raised was lower than in 2016, when we closed three large flagship funds; nonetheless, we had a number of notable successes. We expanded our activities in credit, with the successful closing of our fifth real estate credit fund and launched a new open-ended senior real estate credit fund.
We also closed our first infrastructure debt fund with $885 million of commitments, 25% above target, and continued our development of open-ended perpetual real asset strategies. These new fund strategies help to diversify our fee base and complement our existing strategies. We expect to see significant private fundraising in 2018 and 2019 as it will include the closing of our third flagship real estate fund, which has already closed on capital commitments which almost exceed the entire size of our last fund, as well as the next vintages of our private equity fund in 2018 and our infrastructure fund in 2019.
We took steps to expand our asset management activities through two modest acquisitions. After year end, we acquired a U.S.-based advisor with ±$4 billion in assets under management, focused on infrastructure and energy assets, and in late 2017 acquired a European manager with ±$1.5 billion of core renewable power assets.

13 BROOKFIELD ASSET MANAGEMENT

Capital Deployment
We invested over $15 billion of capital in 2017 across a wide range of geographies and across our business groups. Over half of this capital was deployed in South America, where capital was scarce and we were investing on a value basis. Most of the remaining capital deployment occurred in North America and western Europe. While valuations in these markets are relatively high overall, we continue to find value selectively by leveraging our expertise in executing large, time-consuming transactions, and driving growth with our operating capabilities.
The investments made in 2017 included $6 billion deployed into our infrastructure business, including a large regulated gas transmission business, $4 billion into a wide range of assets within our real estate business, and $2 billion into our renewable power business, including our recent investment in a global wind and solar business. In our private equity business, we deployed over $3 billion of capital, including a marine energy services business and a water treatment company.
As noted above, we sold $12 billion of assets in 2017. Notable dispositions during 2017 included an office property on Park Avenue in New York for $2.2 billion, two office properties in London for $2.3 billion, and a logistics company in Europe for $2.8 billion. In total, the gross sale value was $12 billion or $1 billion over the $11 billion total IFRS carrying value. These dispositions enabled us to rotate capital into new opportunities in order to increase returns within perpetual entities and to return capital to investors in the case of funds with defined terms.
Investment Results
We experienced favorable results across virtually all of the businesses. This led to strong performance within our funds and commensurately with our own capital. Overall, our share of the underlying funds from operations from these investments totaled $1.5 billion. We benefited from increased levels of business activity and stronger pricing, operational improvements from investment of capital into new projects, and from the rotation of capital into higher margin businesses.
Our listed issuers continue to increase their funds from operations through a combination of expanding volumes and prices, operational improvements, capital projects and acquisitions. This enabled each to increase distributions to unitholders and the annual distributions to us as an owner of these entities now exceeds $1.2 billion. As the manager of these listed partnerships, we also earn incentive fees when the distributions reach predefined hurdle rates.
Our real estate operations had a strong year operationally; leasing activity was strong in both our core office and retail businesses, average rents increasing by 37% and 18%, respectively, over the expiring leases. Overall occupancy in core office increased to 93%, we have forward leased most of the space in our major development projects, and occupancy in our retail portfolio remained steady at 96% despite overall market sentiment. Our other real estate businesses, including industrial, self-storage, student housing, hospitality and multifamily also recorded favorable growth in cash flows, and a number of add-on acquisitions strengthened these operations.
Our infrastructure operations contributed increased operating results from both expansion activities and from existing operations. In our utilities segment, results almost doubled led by the acquisition of a Brazilian regulated transmission business which enabled a step change in this business. In transport, our results were 26% higher than last year due largely to organic growth in our toll road and port operations. In energy, we benefited from new contracts and higher volumes at our natural gas transmission business in the U.S., driven by continued growth in demand by exporters at the southern end of the system. Our communications infrastructure performed similar to 2016 but we are working on a number of organic growth and investment transactions to grow these operations.

2017 ANNUAL REPORT 14

Our renewable power operations benefited from overall increases in both generation and prices. Generation in North America was particularly strong (7% above average) and we ended the year with reservoirs above long-term average levels. This was partly offset by pricing, which has been weak. In Brazil, on the other hand, lower hydrology levels reduced generation but provided a significantly stronger price environment. Operations in Europe were in line with expectations, and overall wind generation was slightly below averages. Wind performance in Brazil was strong. We added a large portfolio of solar and wind facilities with the TerraForm acquisition, which expands our capabilities for continued growth in renewable power.
Our private equity operations advanced many of our goals during the year. Business services operations performed well with strength from our real estate facilities management operations, and the addition of three fuel logistics companies. In energy, activity was spurred by a recovery of price, which aided better results in our North American businesses. We added a marine oil services business to our operations mid-year and, once the main expansion projects are completed mid-year 2018, will add significant cash flows to the results. In construction services, we had issues with a few select projects amidst some weak markets. Our financial strength enables us to work through those while at the same time bidding for and winning substantial new work and therefore expect to grow significantly once we consolidate our operations.
CLOSING
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn a solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

February 15, 2018

15 BROOKFIELD ASSET MANAGEMENT

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Asset Management	45
Our Business	18	Real Estate	52
Organizational Structure	19	Renewable Power	56
Competitive Advantages	20	Infrastructure	59
Operating Cycle	21	Private Equity	62
Liquidity and Capital Resources	22	Residential Development	66
Risk Management	23	Corporate Activities	68
Environmental, Social and		PART 4 – CAPITALIZATION AND LIQUIDITY
Governance (“ESG”) Management	24	Strategy	69
Fair Value Accounting	25	Capitalization	69
PART 2 – REVIEW OF CONSOLIDATED		Liquidity	73
FINANCIAL RESULTS		Review of Consolidated Statements of Cash Flows	77
Key Factors That Impact Our Results	26	Contractual Obligations	78
Economic and Market Review	26	Exposures to Selected Financial Instruments	79
Income Statement Analysis	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Balance Sheet Analysis	35	CONTROLS
Foreign Currency Translation	39	Accounting Policies, Estimates and Judgments	80
Summary of Quarterly Results	40	Management Representations and Internal Controls	87
Corporate Dividends	42	Related Party Transactions	87
PART 3 – OPERATING SEGMENT RESULTS		PART 6 – BUSINESS ENVIRONMENT AND RISKS	88
Basis of Presentation	43	GLOSSARY OF TERMS	103
Summary of Results by Operating Segment	44
Throughout our annual report, we use the following icons:

ASSET MANAGEMENT	REAL ESTATE	RENEWABLE POWER	INFRASTRUCTURE	PRIVATE EQUITY	RESIDENTIAL DEVELOPMENT	CORPORATE ACTIVITIES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms on page 103 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

2017 ANNUAL REPORT 16

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A. Please refer to our Glossary of Terms on page 103 for all non-IFRS measures.

17 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OUR BUSINESS
We are a leading global alternative asset manager, focused on investing in long-life, high-quality assets across real estate, renewable power, infrastructure and private equity. We provide a wide variety of investment products to our investors including private funds,1 listed issuers1 and public securities.1 Our interests are aligned with our investors because we invest large amounts of our own balance sheet capital in our funds: we are typically the largest investor in our private funds and the largest investor in each of our listed issuers.
We have built our business around assets and businesses that are resilient through market cycles and deliver robust returns. Our deep experience investing in, owning, and operating real assets has enabled us to successfully underwrite acquisitions and to enhance returns through our expertise in operational improvements, financing strategies and execution of development projects.
Our financial returns are represented primarily by the combination of fees we earn as an asset manager as well as capital appreciation and distributions from our invested capital.1 Our primary performance measure is funds from operations1 (“FFO”), which we use to evaluate the operating performance of our segments.
In our asset management activities, we manage private funds, listed issuers, and public securities portfolios for investors which we refer to as fee bearing capital.1 FFO from these activities consist of: (i) base and other recurring fees that we earn as manager less direct costs of doing so; (ii) incentive distributions1 and performance fees from our listed issuers; and (iii) realized carried interest1 from private funds. We supplement our performance measurement with economic net income1 (“ENI”) which utilizes unrealized carried interest1 instead of realized carried interest. Unrealized carried interest represents the amount of carried interest generated based on investment performance to date and is therefore more indicative of earnings potential. Continued growth in this measure is a leading indicator of future growth in FFO from our Asset Management segment.
Our invested capital consists largely of investments in our listed issuers and other listed securities, which currently make up 85% of our invested capital. The remaining 15% is largely invested in our residential development business and our energy marketing activities. Our invested capital provides us with FFO and cash distributions, most of which is generated by the investments in our limited partner interests in our listed entities, which pay stable recurring distributions.
Our balance sheet also allows us to capitalize quickly on opportunities as they arise, backstop the transactions of our various businesses as necessary and fund the development of new activities by seeding new investment strategies that are not yet suitable for our investors. Finally, the amount of capital invested by us directly in our listed issuers, and through them into our private funds, creates alignment of interests with our investors.
Refer to Part 2 and 3 of this MD&A for more information on our operations and performance.

OUR STRATEGY
As a leading global alternative asset manager, our business strategy is focused on the following:
•
Generate superior investment returns for our investors, utilizing our competitive advantages of large-scale capital, global reach and operating expertise
•
Offer a wide range of traditional and innovative products that meet our investors’ requirements
•
Provide exceptional client service
•
Utilize our balance sheet to accelerate growth in our asset management activities, align our interests with investors and generate additional returns

1.	See definition in Glossary of Terms on page 103

2017 ANNUAL REPORT 18

ORGANIZATIONAL STRUCTURE
We employ approximately 1,200 employees within our asset management business and a further 80,000 employees throughout the rest of our operations. We have organized our activities into five principal groups: real estate, renewable power, infrastructure, private equity, and public securities.
Our asset management operations include the creation of and raising capital for new funds, managing existing funds, client relations, product development as well as overseeing the management of the assets and investments owned through our investment strategies. Our invested capital consists primarily of major ownership interests in our listed issuers, our residential development business and other directly held securities. Invested capital is funded in part by our corporate leverage which includes long-term debt and perpetual preferred shares.
Our investment products, or managed funds, include: our flagship listed issuers (BPY,1 BEP,1 BIP1 and BBU1); our private funds, including our flagship private funds along with a number of niche and open-end perpetual funds; and public securities strategies such as mutual funds and separately managed accounts.
Our operating assets encompass all of the assets owned by our funds as well as the various operating groups that we have established over decades to manage operating assets, such as our core office and renewable power group, as well as portfolio investments which have dedicated management teams that are overseen by us.

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield Asset Management Inc. (the "corporation")

Asset Management

- REAL ESTATE
- RENEWABLE POWER
- INFRASTRUCTURE
- PRIVATE EQUITY
- PUBLIC SECURITIES

Invested Capital

- INVESTED CAPITAL
- CORPORATE CAPITALIZATION

Managed Funds

Listed Issuers

- Brookfield Property Partners
- Brookfield Renewable Partners
- Brookfield Infrastructure Partners
- Brookfield Business Partners

Private Funds

Flagship

- BSREP
- BIF
- BCP
- BREF

Core and Credit

- Real Estate Finance
- Infrastructure Debt
- Core Real Estate

Public Securities

- Separately Managed Accounts
- Mutual Funds
- Closed-End Funds

Operating Assets

Real Estate

- Office
- Retail
- Industrial
- Multifamily
- Hospitality

Renewable Power

- Hydroelectric
- Wind
- Solar
- Storage

Infrastructure

- Utilities
- Transport
- Energy
- Communications
- Sustainable Resources

Private Equity

- Construction Services
- Business Services
- Industrial
- Energy

Public Securities

- Real Estate Equities
- Infrastructure Equities
- Energy Infrastructure Equities
- Real Asset Debt Securities

1.	See definition in Glossary of Terms on page 103

19 BROOKFIELD ASSET MANAGEMENT

COMPETITIVE ADVANTAGES
Over the years, we have developed three primary competitive advantages that allow us to identify and undertake transactions that others find more difficult, and to create more value from the assets that we own and operate. These are our large-scale capital, global reach and operating expertise.
Large-Scale Capital
We source capital from public investors, private investors, joint venture partners and lenders. At year end, fee bearing capital totaled $126 billion, and we had $27 billion of core liquidity and uncalled private fund commitments.
We have access to large-scale capital from multiple sources, enabling us to undertake transactions of a size that few others can. In addition, investing significant amounts of our own capital alongside our investors differentiates us and ensures a strong alignment of interests with our investors because we participate directly in the investment returns that we generate as an investor as well as the manager. Our strong balance sheet also allows us to fund investments with our own capital when developing new strategies or while a new fund is being raised. In addition, this allows us to backstop larger acquisitions within our funds that require co-investment capital that has not yet been secured.

CO-INVESTORS
LISTED PARTNERSHIPS
JOINT VENTURE PARTNERS
PRIVATE FUNDS
OPPORTUNITIES
THE CORPORATION

Global Reach
We operate in more than 30 countries around the world with approximately $285 billion in assets under management globally.
Our global reach allows us to diversify and identify a broad range of opportunities. We are able to invest where capital is scarce, and we can move quickly on opportunities across the different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong local presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach allows us to bring global relationships and operating practices to bear across markets to enhance returns.
Operating Expertise
We have more than 80,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We are active managers of assets. Starting with our first investment over 115 years ago, we have built a strong track record which shows that we can add meaningful value and cash flow through our hands-on operating expertise. Whether this is through the negotiation of property leases, energy contracts or regulatory agreements, or through optimizing asset development, or other activities – our focus has been on acquiring businesses and placing a team on the ground to run them operationally. As real asset operations tend to be industry-specific and are often driven by complex regulations, we believe that real operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. This operating expertise is also invaluable in underwriting acquisitions and executing development and capital projects.

2017 ANNUAL REPORT 20

OPERATING CYCLE

Raise Capital
As an asset manager, the starting point is forming new funds and other investment products that investors are willing to commit capital to. This will, in turn, provide us with capital to invest and the opportunity to earn base management fees and performance-based returns such as incentive distributions and carried interest. Accordingly, we create value by increasing the amount of fee bearing capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe our disciplined approach, global reach and our expertise in recapitalizations and operational turnarounds, enable us to identify a wide range of potential opportunities, some of which are challenging for others to pursue, and therefore invest at attractive valuations and generate superior returns. We also have considerable expertise in executing large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations primarily on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they protect capital better in adverse conditions. Through our operating expertise, development capabilities and effective financing, we believe our specialized operating experience can help ensure that an investment’s full value creation potential is realized by optimizing operations and development projects. We believe this is one of our most important competitive advantages as an asset manager.

Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds that we return to investors in the case of limited life funds and redeploy to enhance returns in the case of perpetual entities. In many cases, returning capital from private funds completes the investment process locking in investor returns and giving rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business and grow cash flows that compound value in our invested capital.

21 BROOKFIELD ASSET MANAGEMENT

LIQUIDITY AND CAPITAL RESOURCES
We manage our liquidity and capital resources on a group-wide basis; however, it is organized into three principal tiers:

•	The corporation;

•	Our flagship listed issuers such as BPY, BIP, BEP and BBU;

•	The operating asset level, which includes individual assets, businesses and portfolio investments.
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
Most investment activity takes place within our private funds, listed issuers and operating subsidiaries on a standalone basis without reliance on the corporation. Most of the debt within our business occurs at the operating asset level. Only 7% of our consolidated debt is issued by the corporation and 11% by our listed issuers. Cross collateralization and parental guarantees are avoided with very few well-monitored exceptions, and debt is predominantly investment grade with limited financial maintenance covenants.
For further information please refer to Part 4 – Capitalization and Liquidity.
Highlights of our Corporate Capitalization
The corporation has very few capital requirements. Nevertheless, we maintain significant liquidity at the parent company level, supporting larger fund transactions by providing some form of bridge capital or commitment. We also utilize the corporation’s capital resources to seed new fund products in order to establish a track record and establish our team prior to launching to investors.
At the corporate level, we have a stable capitalization profile with long-term debt and perpetual preferred shares to enhance equity returns.
Components of Corporate Capitalization

•	10-year average term to maturity for long term debt.

•	Preferred shares are perpetual.

Strong cash earnings

•	Fee related earnings are underpinned by long-term and perpetual contractual agreements.

•	Distributions from listed issuers are backed by high-quality operating assets and long-term revenue streams.

YEAR ENDED DEC. 31, 2017 (MILLIONS)
Asset Management FFO	$970
Distributions from listed issuers	1,276
Corporate FFO	(146)
Preferred dividends	(145)
Available for distribution/reinvestment[1]	$1,955

1.	See Glossary of Terms on page 103

Substantial liquidity

•	$4 billion of available liquidity in the form financial assets and undrawn credit facilities at the corporate level.

YEAR ENDED DEC. 31, 2017 (MILLIONS)
Financial assets	$2,255
Undrawn credit facilities	1,748
Core liquidity – corporate	$4,003

2017 ANNUAL REPORT 22

RISK MANAGEMENT
Our Approach
Managing risk is an integral part of our business, and we have a well-established and disciplined approach that is based on clear operating methods and a strong risk-based culture. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by the management teams that have the most knowledge and expertise in the specific business or risk area.
As such, business-specific risks are generally managed at the operating business group level, as the risks vary based on the characteristics of each business. At the same time, we monitor many of these risks on an organization-wide basis to ensure adequacy of risk management practices, adherence to applicable Brookfield practices and facilitate sharing of best practices.
We also recognize that some risks are more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rates, and risks where we can bring together specialized knowledge to bear. For these risks, we utilize a centralized approach amongst our corporate and our operating business groups. Management of strategic, reputational and regulatory compliance risks is similarly coordinated to ensure a consistent focus and implementation across the organization.
Risk Management Framework
Brookfield’s risk management program emphasizes the proactive management of risks, ensuring that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks.

23 BROOKFIELD ASSET MANAGEMENT

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
Our business provides critical infrastructure and services used by millions of people. We manage investment strategies that are long term in nature and that underpin the financial welfare of pension plans, insurance companies and individuals, and we impact the lives of tens of thousands of employees, their families and the communities in which we operate. Accordingly, ESG management is a key consideration in the way we conduct our business.
Our long-term owner-operator approach to business means that in many cases we are well positioned to be a positive influence and take active measures to implement effective ESG programs. Many of these programs have been in place for decades, and we are continuing to address new ESG priorities as they emerge, such as those relating to the workplace and climate change.
We recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. For example, many private fund investors want to better understand our ESG practices before committing capital; an increasing number of public securities investors consider ESG ratings when purchasing shares in our listed issuers; and in the debt markets, we are issuing more green bonds to access those pools of capital.

90%	50 TWh	90%
Core office portfolio achieved a green building certification	of clean energy generation replacing 25 million tons of annual emissions	Reduction in energy usage from our infrastructure district energy business[1]

We have developed a multifaceted approach to managing ESG factors throughout Brookfield. The management teams in each area of our business, including portfolio companies and operating businesses, have primary responsibility for the management of ESG factors within their operations. This approach ensures full alignment between responsibility, authority, experience and execution and is particularly important given the wide range of asset types and locations in which we operate. At the same time, we work together collectively across the organization utilizing committees and working groups, such as our ESG Committee to provide guidance, establish common principles and share best practices throughout the organization. We have incorporated ESG factors into our governance framework and strategic planning, including our board of directors and senior executive leadership.
We consider ESG factors arising from new businesses throughout the investment process. During due diligence, we utilize our operating and underwriting expertise to identify ESG factors in acquisition targets, and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-acquisition, and incorporate these into the potential return analysis. Factors considered included bribery and corruption risks, health and safety risks, ethical considerations and environmental matters as well as opportunities such as energy efficiency improvements and competitive market positioning.
Our business has been built around operations where environmental sustainability has long been core to creating value. Our world-class renewable power operations enable us to benefit from demand for low carbon energy supply and our office portfolio owns and develops buildings that meet environmental standards that fulfill our tenants’ objectives for more sustainable workplaces.
Our people are our most valuable asset. We are committed to developing our talent, and we invest in them by creating opportunities across our businesses. As part of our commitment to our employees, we focus on diversity, competitive wages and inclusive hiring practices. Our Health and Safety Steering Committee, which includes the CEOs of each business group, works to promote a strong health and safety culture, share best practices and monitor safety incidents and the remedial action undertaken across our operations. We support the communities in which we operate through philanthropic initiatives, but more importantly through our approach to the ESG factors that impact them.
Brookfield maintains high governance standards across the organization, which includes the portfolio companies in which we have a controlling interest. Key elements of our governance framework include a code of conduct, an anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Those governance standards are designed to meet or exceed the requirements of any jurisdiction in which we operate.
Our commitment to a long-term ownership philosophy means that long-term sustainability is key to our business and, by extension, effective management of ESG factors is key to our success.

1.	As compared to a conventional heat-exchange system

2017 ANNUAL REPORT 24

FAIR VALUE ACCOUNTING
We account for a number of our assets at fair value including our commercial properties, renewable power facilities, and certain infrastructure assets. We believe the values of these assets in our IFRS financial statements provide useful information to the users when assessing the tangible value of parts of our business. The valuations in our financial statements are not used in the calculation of management fees or management compensation. We note that these values are estimates and subject to exercise of judgment. We do have the opportunity to test our values throughout outright sales from time to time. During 2017, we were successful in selling above IFRS carrying values, selling businesses with an equity value of $3.4 billion at an average of 9% above their carrying value at the prior year end (2016 – $2.5 billion and 8%).
Investment properties: most real estate properties within our Real Estate segment are classified as investment properties. they are recorded at fair value, and changes in the value of these assets are recorded within net income on a quarterly basis. Depreciation is not recorded on investment properties.
Property, plant and equipment (“PP&E”): we record PP&E within our Renewable Power, Infrastructure and Real Estate segments at fair value using the revaluation method. These assets are fair valued annually and increases in value are recorded within other comprehensive income as opposed to net income, while decreases in fair value are recorded in net income to the extent that they result in carrying value below original cost less depreciation. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income over the course of the year.
Significant assets on our balance sheet are not subject to fair value accounting and are therefore carried at amortized cost, including the assets in our Private Equity and Residential segments as well as intangible assets, such as concessions in our Infrastructure segment. This value of our asset management business is not reflected in our balance sheet, despite being a material component of the fair value of the company.
Valuation Process
Valuations of assets without available quoted market prices, in particular those classified as level 3 in the fair value hierarchy, such as our investment properties and PP&E, are determined through a detailed bottom-up process. We have extensive expertise and experience in the valuation of real assets as part of the process we follow for acquisitions and dispositions, as well as providing fair values to lenders and institutional private fund investors, which we incorporate into our financial reporting process.
As our assets span many asset classes and geographies, values are determined on an asset-by-asset basis, using a common framework that is adjusted for asset-specific characteristics. The following are common attributes of valuation process:

1.
Detailed process and reviews – We determine the valuations from the bottom up following centrally developed policies and procedures, with the valuations performed by the investing and operating professionals most familiar with each asset and asset class. The cash flows are determined as part of our annual business planning process, prepared within each operating business. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values. The values are reviewed by the senior management teams responsible for each segment along with senior investment professionals responsible for the relevant asset classes.

2.
Comparable transaction analysis – We compare the results of our valuations to comparable open-market transactions on an asset-by-asset basis. The investment professionals that specialize in specific asset classes obtain the relevant valuation metrics for transactions in that class. For example, our infrastructure group will obtain the EBITDA multiples from investment professionals specialized in transport acquisitions and compare these to the equivalent multiples for the assets in our transport valuations. This analysis provides insight into the reasonableness of the valuations from a market participant perspective, in conjunction with asset-specific considerations, and are used to validate our models.

3.
Use of third-party valuation specialists – The majority of the assets that we carry at fair value are subject to external valuation or independent review on a regular basis. We utilize this third-party input to validate our internal valuations. Many of our assets receive external appraisals on a periodic basis, for example, our core office assets in real estate and the assets held through our infrastructure funds are generally appraised on a three-year rotating basis, with certain assets appraised on a more frequent basis. We also utilize third parties to provide inputs on key assumptions, for example our core retail business receives external input annually with respect to capitalization rates for each property, which is the most significant assumption for valuing those assets.

For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 of this MD&A.

25 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
KEY FACTORS THAT IMPACT OUR RESULTS
Given the nature of our business, certain key factors impact period-to-period variations in our consolidated financial position and financial performance, including:

•
Our results are affected by the current economic environment; this includes GDP growth, inflation and the interest rate environment in the markets where we invest and operate, which in turn impact metrics such as occupancy in our buildings or volumes in our transportation business. In addition, many of our businesses have inflation linked revenues through contractual rate adjustments or in the prices that we are able to charge. Changes in interest rates will impact the cost of financing our operations over the long term, although we often utilize fixed-rate debt, mitigating short-term fluctuations. In addition, our assumptions with respect to these economic factors impact our fair value estimates for investment properties and property, plant and equipment, with a corresponding impact on net income and equity, respectively.

•
Our business is to invest in high-quality real assets within our areas of expertise and to harvest mature assets in order to lock in returns and distribute capital to investors or redeploy it into other investments. As an asset manager, we make most of our investments through subsidiaries and funds that we control. We invest alongside our investors and partners resulting in varying economic ownership across our assets. As a result, acquisition and disposition activities may create significant variability in our financial position and performance. We provide additional detail on significant acquisitions and dispositions.

•
A major part of our business is to utilize our operating expertise to improve our performance over time. As such, operational factors, such as business improvement initiatives, new contracts and leases, changes in financing levels and completion of development projects, impact our results period to period.

•
Due to our global footprint, we are exposed to various foreign currencies. Changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations impact our operating results and our financial position. We often utilize financial contracts to mitigate the impact of these exposures.

ECONOMIC AND MARKET REVIEW
(As at March 19th, 2018)
The predictions and forecasts within our Economic and Market Review and Outlook are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section. For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to Part 6 – Business Environment and Risks.
Overview and Outlook
In 2017, economic growth accelerated across the world’s largest economies, resulting in global real GDP growth rising from 3.2% in 2016 to 3.7% in 2017 – the fastest pace since 2011. The acceleration was broad-based, with notable strength in North America and Europe, which both rose from 1.5 – 2.0% growth in 2016 to ~2.5% in 2017. Against this backdrop, many large economies are now operating near full-capacity and central banks are removing the extremely accommodative monetary policy that lasted nearly a decade. The U.S. Federal Reserve, the Bank of England, and the Bank of Canada all pushed interest rates higher than many were expecting just 12 months ago. While the central banks are keen to normalize monetary policy, we expect an orderly rise in policy rates. Higher interest rates also mean that some assets are no longer seen as one-way bets, which is positive from a longer-term stability perspective. In our view, the main risks to economic growth in 2018 are geopolitical in nature: government elections (Italy, Brazil, Mexico), trade frictions (Brexit, NAFTA, U.S. protectionism) and potential conflicts (Middle East, North Korea). Despite the risks, we expect the global economy to continue growing in 2018 at a similar pace to 2017.
United States
The U.S. economy grew by 2.3% in 2017, up from 1.5% in 2016. Growth was driven by solid job gains, household spending and a rebound in business investment. Strength in the labor market was reflected by average monthly job growth of 180,000 and a decline in the unemployment rate to 4.1% (the lowest level since 2001). Nominal wage growth trended higher to 2.5 – 3.0% by the end of the year and is poised to rise further in 2018. With slack in the economy diminished, inflation will continue trending higher towards the Federal Reserve’s 2% target. The U.S. government also enacted expansionary fiscal policy via major tax reform legislation, reducing corporate and individual tax rates, which will provide an additional boost to growth in the near term. Overall, the current pace of growth is expected to persist in 2018, which will give the Federal Reserve confidence to continue raising interest rates and shrinking its balance sheet.

2017 ANNUAL REPORT 26

Canada
In Canada, real GDP growth surged from 1.4% in 2016 to 3.0% in 2017. Growth was driven by strong household spending and the return of business investment growth as oil prices rebounded. Growth was closer to 4% in the first half of 2017 but slowed to 2% during the second half. Employment grew by 2% (the fastest since 2007), which pushed the unemployment rate to a 40-year low of 5.7%. Combined with a buoyant housing market, strong job gains supported consumer spending growth of 4% year over year. This prompted the Bank of Canada to hike interest rates three times over the last nine months, as the central bank looks to contain risks, particularly those posed by high and rising levels of household debt (~175% of income). Higher interest rates and tighter mortgage rules are expected to cool the housing market in 2018, which has been a key driver of growth recently. Overall, real GDP growth is expected to moderate in 2018 from the 3% pace in 2017.
United Kingdom
Real GDP in the U.K. grew by 1.7% in 2017, down slightly from 1.9% in 2016. However, growth declined continuously throughout the year, falling from 2.1% in Q1 to 1.5% in Q4. The slowdown was caused by weakness in real household spending, due in part to inflation outpacing wage growth (2.7% vs. 2.1%) thus eroding real purchasing power. Despite weaker spending, the economy remains strong with unemployment at the lowest level since 1975 (4.3%). A weak GBP also supported manufacturing and export-oriented sectors in the second half of the year. The tight labor market, resilient GDP growth, and above-target inflation prompted the Bank of England (BoE) to hike its policy rate from 0.25% to 0.50% in November. However, the pace of future hikes will depend on performance, and growth is currently expected to moderate further in 2018. The U.K. reached a tentative agreement on the EU “divorce bill” in December, but Brexit negotiations will get more difficult in 2018 as the two sides seek to iron out a framework for their future trading relationship. Longer term, if the U.K. becomes less open to trade and migration, it will face slower real income growth.
Eurozone
Eurozone real GDP growth jumped from 1.8% in 2016 to 2.5% in 2017, gaining momentum as the year progressed. Eurozone growth reached 2.7% year over year in Q4, led by Spain at 3.1%, Germany at 2.9% and France at 2.5%. Italy continues to lag, growing by 1.5% in 2017. Growth on the continent is being driven mostly by stronger domestic demand (household spending and business investment) but has also benefited from a stronger global economy, which has aided export volumes. Germany’s economy is effectively at full capacity, but there’s still slack in most of the other Eurozone countries, evidenced by elevated unemployment rates in Spain (16.3%), Portugal (8.0%), France (9.0%) and Italy (10.9%). Due to slack and below-target inflation, the European Central Bank (ECB) is not expected to begin hiking rates in 2018, although it may stop expanding its balance sheet. Rising interest rates in the medium term will be a headwind to countries that still have elevated levels of government debt, such as Italy and Portugal, where government debt exceeds 130% of GDP. Franco-German cooperation on Eurozone reforms could be a positive surprise in 2018, while a populist-led government in Italy, tensions between the Spanish government and region of Catalonia and Brexit negotiations remain key political risks. Overall, we expect another strong year of growth in the Eurozone.
Australia
Growth in Australia fell from 2.6% in 2016 to 2.3% in 2017. This was largely due to slow growth in the first half of the year as a result of a cyclone hitting the east coast that disrupted mining output and exports. Growth in the second half was stronger at 2.8%, driven by household spending and government investment on major infrastructure projects. This allowed full-time job growth to reach the fastest pace since 2010. Higher commodity prices (coal, iron ore, and LNG) provided a boost to Australia’s trade balance, and helped the AUD appreciate by 3% on a trade-weighted basis. The housing market was a major driver of growth over the last few years, but it appears to be cooling and is not expected to provide the same boost to growth over the next few years. Overall, growth was strong and balanced in 2017, and this will likely give the Reserve Bank of Australia (RBA) confidence to begin raising interest rates in 2018 from the record low 1.50% maintained throughout 2017.
Brazil
Brazil’s economy rebounded in 2017 after a deep two-year recession, with real GDP growing 2.2% in Q4 and 1.0% overall in 2018. The rebound in 2017 was supported by higher household spending (retail sales +2.0%) and business activity (industrial production +2.8%). Job growth also returned, rising by 2% at the end of the year, while the unemployment rate declined from a peak of 13.7% to 12.0%. Investment growth was muted in 2017, as the Lava Jato investigations continue to constrain activities of some of the largest companies. We believe Brazil has entered a virtuous cycle, where lower inflation and the sharp decline in interest rates (–675 bps in 2017) promote spending growth, job creation, higher tax revenues, narrower government deficits and improved confidence. The large amount of slack in the economy should also allow it to outperform in the near term. However, a key uncertainty to the outlook is the general election in October as it is not clear what sort of leadership and priorities the government will have by the end of the year. Overall, we remain positive on Brazil’s potential and believe the country will be better off in the long run due to the challenges it faced over the past few years.

27 BROOKFIELD ASSET MANAGEMENT

India
Real GDP growth in India dipped to 6.4% in 2017, down from 7.9% in 2016. However, growth firmed in the second half of the year, rising back to 7.2% in Q4. Softer growth was largely due to one-off disruptions, including withdrawing the largest denominated bills from circulation at the end of 2016 – which hampered the large cash-based economy – and the roll-out of a national goods and services tax (GST) system in July. To boost growth, the government announced a US$106 billion infrastructure spending program in October, which is expected to double the rate of road building in the next several years. They also announced a US$32 billion bank recapitalization plan to address capital shortfalls at state-owned banks. This will help improve access to credit, which has been bogged down by high levels of non-performing loans that accumulated during an investment and credit boom over the past decade. Overall, real GDP is expected to continue rising at a robust pace over the next few years, and we believe that the current policy and reform trajectory is positive and will help India grow towards its significant long-term potential.
China
Annual real GDP growth in China accelerated for the first time since 2010, rising from 6.7% in 2016 to 6.9% in 2017. Very strong credit growth (which averaged 19% year over year from Q4 2016 to Q3 2017) underpinned domestic demand growth as housing starts, steel production and power consumption all grew by 5 – 7% throughout the year. In addition, a strong global economy boosted export volumes, which surged 7% in 2017. In October, the Communist Party National Congress was held, where President Xi Jinping consolidated power and appointed allies to key positions. Going forward, we believe that China will continue to reform and open its economy, moving away from the investment-driven growth model of the past two decades and towards a consumption and services growth model. Over the next decade, China will face challenges posed by high debt levels and a fast-aging population, which will lead to slower growth than what we’ve been accustomed to over the past decade.
INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2017, 2016 and 2015:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2015	2017 vs 2016	2016 vs 2015
Revenues	$40,786	$24,411	$19,913	$16,375	$4,498
Direct costs	(32,388)	(17,718)	(14,433)	(14,670)	(3,285)
Other income and gains	1,180	482	145	698	337
Equity accounted income	1,213	1,293	1,695	(80)	(402)
Expenses
Interest	(3,608)	(3,233)	(2,820)	(375)	(413)
Corporate costs	(95)	(92)	(106)	(3)	14
Fair value changes	421	(130)	2,166	551	(2,296)
Depreciation and amortization	(2,345)	(2,020)	(1,695)	(325)	(325)
Income taxes	(613)	345	(196)	(958)	541
Net income	4,551	3,338	4,669	1,213	(1,331)
Non-controlling interests	(3,089)	(1,687)	(2,328)	(1,402)	641
Net income attributable to shareholders	$1,462	$1,651	$2,341	$(189)	$(690)
Net income per share	$1.34	$1.55	$2.26	$(0.21)	$(0.71)
Dividends declared for each class of issued securities for the three most recent years are presented on page 42.
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years.
2017 vs 2016
Revenues in 2017 increased by $16.4 billion compared to 2016 primarily due to the acquisition of new businesses and assets. The U.K. road fuel distribution business acquired in our Private Equity segment contributed $13.1 billion alone. The impact of dispositions reduced revenues by $731 million during the year. Refer to pages 30 and 31 for further discussion on impacts on revenues from acquisitions and dispositions.
Revenues also increased due to growth in existing operations across our businesses as same-store growth in our infrastructure’s transport business and private equity’s construction business increased revenue by $390 million and $263 million, respectively.

2017 ANNUAL REPORT 28

These increases were offset by the absence of $296 million of revenues from merchant development sales realized in the prior year in our Real Estate segment and fewer deliveries and lower margins in our Brazilian residential business.
Our direct costs increased by $14.7 billion in 2017 and were mainly associated with our newly acquired businesses, particularly the aforementioned U.K. road fuel distribution business, and higher than planned costs in construction services. These increased costs were partially offset by a reduction in expenses from businesses sold and the benefits of operational improvements.
Other income and gains of $1.2 billion in 2017 include gains from the sale of our bath and shower business, the partial sale of our shares in our panel board business, the sale of a European logistics portfolio within our real estate business and realized gains from the settlement of financial contracts. The 2016 results included realized gains from the sales of a German hotel portfolio, a hospitality trademark and a toehold position in our Australian port business, as well as realized gains from financial contracts.
Equity accounted income decreased by $80 million to $1.2 billion. Appraisal losses at GGP Inc. (“GGP”) and a one-time gain recorded in our infrastructure business during 2016 decreased equity accounted income compared to 2016 by $412 million. The decrease was partially offset by lower mark-to-market losses on interest rate swap contracts at Canary Wharf Group plc (“Canary Wharf”), which increased equity accounted income by $81 million.
Interest expense increased by $375 million as a result of additional borrowings associated with acquisitions across our portfolio and the addition of debt within newly acquired businesses, particularly in the renewable power, infrastructure and private equity operations. We discuss the details of changes in debt and the cost of borrowings in Part 4 – Capitalization and Liquidity.
We recorded fair value gains of $421 million, which compared to a loss of $130 million in 2016, primarily as a result of a higher valuations in our opportunistic property portfolios, a gain recorded upon deconsolidation of Norbord and the absence of a one-time impairment loss that was recorded in the prior year on the conversion of a debt instrument to equity in our Private Equity segment. These positive impacts were partially offset by appraisal losses in our core office portfolio, mark-to-market losses on our GGP warrants prior to exercise and mark-to-market losses on foreign exchange derivatives that do not qualify for hedge accounting.
Depreciation and amortization expense increased by $325 million to $2.3 billion due to depreciation recorded in the businesses acquired within our infrastructure and private equity businesses, particularly the Brazilian regulated gas transmission business, the Brazilian water treatment business and the U.K. road fuel distribution business.
Income tax expense was $613 million, compared to a $345 million recovery in 2016. The prior year included a one-time income tax recovery of $0.9 billion in the prior year as a result of a change in tax rates arising from the reorganization of certain of our U.S. property operations. Excluding the impact of this recovery, income tax expenses were consistent year over year as increased expenses associated with acquisitions were offset by $157 million of recoveries associated with U.S. tax reform.
Net income attributable to common shareholders of $1.5 billion or $1.34 per share decreased from $1.7 billion in the prior year. The decrease is largely driven by the absence of the aforementioned one-time tax recovery recorded in the prior year, of which $600 million was attributed to common shareholders, and is partially offset by the positive impacts discussed above
2016 vs 2015
Revenues and direct costs increased by $4.5 billion and $3.3 billion, respectively. The increase is mainly attributable to new businesses that were acquired or completed during the year and operational improvements across our businesses, including the commencement of new leases in our real estate operations and improved pricing in Norbord.
Other income and gains in 2016 included gains on the disposition of a German hotel portfolio, a hospitality trademark and a partial disposition of a toehold position in publicly traded securities. In 2015, other income and gains included gains related to the sale of investments within our renewable energy and infrastructure operations.
Equity accounted income in 2016 decreased by $402 million as same-store growth in GGP coming from operational improvements and a one-time transaction gain recorded on the privatization of our Brazilian toll road investment were more than offset by the absence of appraisal gains at Canary Wharf that were significant in 2015.
Interest expense increased by $413 million in 2016 mainly due to additional borrowings associated with acquisitions, particularly within our real estate, infrastructure and renewable power operations, partially offset by repayments of credit facilities throughout the year.
In 2016 we recorded fair value losses of $130 million, compared to a fair value gain of $2.2 billion in 2015. The loss recorded in the year was mainly attributable to the recognition of a one-time loss on the conversion of a debt-to-equity instrument in our private equity business, which was partially offset by appraisal gains in our investment properties. Fair value gains in 2015 included higher appraisal gains in our core office investment properties that was caused by improving market conditions driving up underlying property values.

29 BROOKFIELD ASSET MANAGEMENT

The increase of $325 million in depreciation and amortization expense is primarily driven by acquisitions in our renewable power and infrastructure businesses, offset by the elimination of depreciation eliminated on the previously sold infrastructure assets and the impact of foreign exchange on our non-U.S. dollar denominated operations.
Income taxes reflected a net recovery of $345 million in 2016 as a result of a reduction in the effective tax rate on certain real estate assets following a restructuring.
Net income attributable to common shareholders totaled $1.7 billion, or $1.55 per share, compared to $2.3 billion, or $2.26 per share in 2015. The decline of $690 million in the amount of net income attributable to common shareholders reflects the lower level of appraisal gains, partially offset by a reattribution of income related to carried interest earned.
Significant Acquisitions and Dispositions
We have summarized below the impacts of significant acquisitions and dispositions on our current year results:

FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income
Real estate	$830	$475	$(118)	$(133)
Renewable power	240	9	(28)	(3)
Infrastructure	1,347	533	(65)	(28)
Private equity and other	14,821	26	(520)	109
	17,238	1,043	(731)	(55)
Gains recognized in net income	—	179	—	1,036
	$17,238	$1,222	$(731)	$981
Acquisitions
Further details relating to the major acquisitions noted below are provided in Note 5 to the consolidated financial statements.
The acquisition of a U.K. road fuel distribution business in our Private Equity segment contributed $13.1 billion of the incremental revenues. Revenue and direct operating costs for the business include approximately $5.0 billion of import duty amounts that are passed through to the customers, which are recorded on a gross basis in revenues and direct costs, with no impact on the margin generated by the business. Revenues and direct costs also include amounts related to the sale of certificates that are generated by the business as a result of the U.K. government’s Renewable Transport Fuel Obligation Order; these certificates are recorded in inventory at fair value and therefore, the margin generated from these sales are minimal. In addition to the aforementioned acquisition of the U.K. road fuel distribution business, our private equity business also completed several other investments throughout the year, including a leading Brazilian water treatment business and a fuel marketing business.
Acquisitions within our Real Estate segment include a portfolio of manufactured housing communities, as well as additional assets added to our existing U.K. student housing portfolio. Significant acquisitions made in the prior year that have now contributed a full year of results include a self-storage portfolio, the privatization of a regional mall business, a mixed-use property in South Korea, and an office building in the U.K.
Our Renewable Power segment completed two major acquisitions in the year: the acquisition of TerraForm Power, Inc. (“TERP”), followed by the acquisition of TerraForm Global, Inc. Since the close of the acquisitions in the fourth quarter of the year, they contributed approximately $147 million and $6 million in revenue and net income, respectively. Other acquisitions that contributed to the incremental revenues and net income this year include a North American pumped storage business and additions to our hydroelectric portfolio; these acquisitions were made partway through the prior year and have now contributed a full year of results.
In our infrastructure business, we acquired a Brazilian regulated gas transmission business which contributed $951 million and $495 million in revenue and net income, respectively. In addition, significant acquisitions made in the prior year that have now contributed a full year of results include a ports business in Australia, a portfolio of toll roads in Peru, and a North American gas storage business.
The gains recognized in net income of $179 million relate primarily to bargain purchase gains arising on the acquisitions in our Real Estate segment.

2017 ANNUAL REPORT 30

Dispositions
Recent dispositions that impacted our current year’s results include a bath and shower products manufacturing business in our private equity business, an Irish wind facility in our renewable power business, as well as an electricity transmission operation and an energy distribution operation in our infrastructure business. We also converted a debt instrument into an equity investment in the fourth quarter of the prior year, resulting in the absence of distribution and interest income from this investment in the current year. These dispositions collectively resulted in the absence of revenue and net income of $731 million and $55 million in the current year, respectively.
Realized gains of $1.0 billion recognized in net income in the year relate to the aforementioned dispositions, as well as the sale of a European logistics portfolio within our real estate business. We realized a $228 million gain from the disposition of the bath and shower products manufacturing business, $847 million on the sale of the European logistics portfolio, and $9 million on the sale of an Irish wind farm facility in our renewable power business. These results were partially offset by a realized loss of $48 million on the disposition of an oil and gas producer in our Private Equity segment.
Fair Value Changes and Other Income and Gains
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	Change
Investment properties	$1,021	$960	$61
GGP warrants	(268)	(110)	(158)
Impairment	(98)	(771)	673
Provisions	(246)	(99)	(147)
Transaction related gains (losses), net of deal costs	637	(148)	785
Financial contracts	(600)	65	(665)
Other fair value changes	(25)	(27)	2
Total fair value changes	421	(130)	551
Other income and gains	1,180	482	698
Fair value changes and other income and gains	$1,601	$352	$1,249
Investment Properties
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	Change
Core office	$(864)	$51	$(915)
Opportunistic and other	1,885	909	976
	$1,021	$960	$61
Our investment properties are recorded at fair value, with changes in value reflected in income. We discuss the key valuation inputs of our investment properties on page 82.
Core office property values declined overall by $864 million, compared to a $51 million net gain in the prior year. These declines are primarily attributable to office buildings in New York as a result of revised cash flow projections, which now reflect lower growth rates and changes in other leasing assumptions. Our Houston market valuations were also impacted as a result of the challenges faced by commodity driven markets, causing declines in leasing activity and therefore valuation metrics. These were partially offset by valuation increases in our Canadian and Australian markets, as a result of new leases and strong market conditions. We had modest appraisal gains of $51 million in 2016, reflecting de-risking in our portfolio through leasing activity being offset by lower pricing assumptions for projected lease renewals.

31 BROOKFIELD ASSET MANAGEMENT

The fair value gains of $1.9 billion in our opportunistic and other properties included $1.4 billion from our opportunistic portfolio, $365 million from our directly held assets, and $72 million from our infrastructure investment properties. We have been investing additional capital into our opportunistic portfolio over the past years, increasing the asset base on which we record fair value change increments. The 2017 opportunistic portfolio gains mainly relate to appraisal gains on our European logistics operations throughout the year, recorded prior to its eventual sale in the fourth quarter. In addition, the value of our Indian office portfolio and mixed-used property in South Korea increased due to improved leasing activity and market rents, as well as overall occupancy increases in the U.K. student housing portfolio. The gains on our directly held assets primarily relate to stronger forecasted cash flows in our multifamily properties and an office property in Sydney. We recorded gains of $909 million in 2016 due to improved leasing activity, higher projected rental rates and cash flow, as well as lower terminal capitalization rates resulting from operational improvements and market observations.
GGP Warrants
Our GGP warrants declined in value by $268 million as a result of a 15% depreciation in the GGP’s share price from the end of the prior year to the date we converted the warrants into common shares. The impact of this decrease is on net income and is partially offset by our share of the $101 million gains on the corresponding decrease in the warrant liability recorded by GGP, which is included in equity accounted income. In 2016, we also recorded losses of $110 million due to a decline in GGP’s share price.
During the fourth quarter, BPY exercised all of its outstanding warrants in exchange for 68 million common shares of GGP. The aforementioned mark-to-market impact of the GGP warrants will no longer impact our results going forward.
Impairments
Impairment losses of $98 million relate primarily to our hospitality assets, timber assets and certain investments within our private equity business as a result of year-end impairment testing. In addition, our Brazilian residential business recognized impairment losses on their inventory of completed condominium units. Prior year’s impairment losses relate to the Brazilian residential business, as well as a mark-to-market valuation loss on the conversion of a previously acquired distressed debt into equity of an entity within our private equity operation upon emergence from a multi-year restructuring process.
Provisions
Provisions of $246 million relate primarily to our Brazilian residential business arising from the cost of terminations on condominium sales agreements; prior year’s results were also impacted by similar terminations. In addition, we recorded provisions related to our construction contacts in our private equity business and provisions related to corporate development and transaction costs within our renewable power business.
Transaction Related Gains, Net of Deal Costs
In 2017, transaction related gains related primarily to a $790 million gain recognized on the revaluation of our investment in Norbord Inc. During the year, we reduced our interest to less than 50% which resulted in us no longer consolidating the investment, at which time we revalued Norbord’s assets and liabilities based on the share price, resulting in the gain. These gains were partially offset by deal costs incurred across our business. We expensed transaction costs of $148 million in 2016 upon completion of transactions.
Financial Contracts
Financial contracts include mark-to-market gains and losses on unrealized financial contracts that are not designated as hedges. We often enter into these contracts in order to offset against foreign currency, interest rate, and pricing exposures. Most currencies have appreciated against the U.S. dollar in the year, resulting in a loss on our long-term financial contracts. Refer to page 39 for further discussion on foreign currency impacts.
The unrealized losses recognized in the year of $600 million relate primarily to contracts entered into to manage the risk of local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar assets, as well as contracts entered into within our financial asset portfolio.
Other Income and Gains
Other income and gains relate to gains and losses upon disposition of assets across our business and realization of financial contracts noted above. The net gain of $1.2 billion includes the disposition of assets throughout the year, including that of our bath and shower business for $228 million, partial sale of our shares in our panel board business for $82 million and the sale of a European logistics portfolio within our real estate business for $847 million. We also realized gains on our infrastructure derivative contracts that were settled in the year. The gains in 2016 included realized gain from sales of a German hotel portfolio, a hospitality trademark, a toehold position in our Australian port business, as well as realized gains from financial contracts.

2017 ANNUAL REPORT 32

Income Taxes
We recorded an aggregate income tax expense of $613 million in 2017, compared to a recovery of $345 million in 2016 representing a variance of $958 million.
The variance is due primarily to a recovery associated with a $900 million reduction of deferred income tax liabilities in 2016 as a result of a reorganization of the ownership of certain real estate assets.
Income tax expense includes current taxes of $286 million (2016 – $213 million) and deferred taxes of $327 million (2016 – recovery of $558 million). The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as timing differences) and the utilization of existing tax assets such as accumulated tax losses.
In our case, the deferred tax provision relates principally to fair value gains, particularly from investment property appraisals, which are not taxable until the assets are sold and therefore do not give rise to a current tax liability, as well as the depreciation of assets that are depreciated for tax purposes at rates that differ from the rates used in our financial statements.
As a result of the recent U.S. income tax reform, the company’s net deferred tax liability decreased by $753 million, of which $157 million was recorded as a tax recovery in net income and $596 million was recorded as a tax recovery in other comprehensive income. The tax recovery recorded in other comprehensive income relates to tax liabilities that arose in conjunction with the revaluation of PP&E. Over the long term, we expect the decrease in the U.S. federal income tax rate to reduce our overall effective tax rate.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE YEARS ENDED DEC. 31	2017	2016	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(3)	(35)	32
International operations subject to different tax rates	3	(5)	8
Taxable income attributed to non-controlling interests	(9)	(2)	(7)
(Recognition) derecognition of deferred tax assets	(2)	1	(3)
Non-recognition of the benefit of current year’s tax losses	3	6	(3)
Other	(6)	(3)	(3)
Effective income tax rate	12%	(12)%	24%
The change in tax rates and new legislation that reduced our effective tax rate by 3% in 2017 is primarily attributed to U.S. tax reform. The reduction of 35% in our effective tax rate in 2016 is primarily related to the reorganization of the ownership of certain real estate assets.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 3% increase in our effective tax rate compared to a 5% reduction in 2016. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 9% and 2% reduction in the effective tax rate relative to the statutory tax rate in 2017 and 2016, respectively.

33 BROOKFIELD ASSET MANAGEMENT

Equity Accounted Income
Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	Change
Real estate operations
GGP	$179	$476	$(297)
Canary Wharf	91	10	81
Other real estate operations	610	445	165
Infrastructure operations	199	314	(115)
Private equity and other	134	48	86
	$1,213	$1,293	$(80)
Our share of GGP’s equity accounted income decreased to $179 million in the current year compared to $476 million in prior year. This decrease is attributable to $845 million in appraisal losses (2016 – $10 million appraisal gains) recognized on the retail properties as a result of changes in cash flow assumptions. Excluding this impact, our share of GGP’s income increased by $558 million, primarily due to the recognition of $442 million in gains relating to the exercise of GGP’s warrants in exchange for common shares of the company, as the carrying value of the shares exceeded that of the warrants. Prior to the exercise of the warrants, we also recognized $101 million in gains representing our share on the corresponding decrease in warrant liability recorded by GGP. The remainder of the increase represents improvement in operating results on a same-store basis.
Our share of Canary Wharf’s equity accounted income was $91 million in 2017 compared to $10 million in 2016, benefiting from a reduction in unrealized losses on interest rate swap contracts compared 2016. Excluding the impact of fair value changes, income earned from Canary Wharf’s operating activities was relatively consistent with the prior year.
Equity accounted income from other real estate operations, which consist mainly of core office properties, increased by $165 million to $610 million in 2017 due to the incremental income from our Brazilian retail operation as well as two office properties in New York that were partially disposed of and reclassified to equity accounted investments in the current year.
Equity accounted income in our infrastructure business decreased to $199 million compared to $314 million in 2016, as prior year’s results include one-time gains that did not recur this year. These gains were attributable to an impairment reversal at our North American natural gas transmission operation as well as a transaction gain recognized on the privatization of our Brazilian toll road investment.
Equity accounted income from private equity and other investments was $134 million for the year, an increase of $86 million, mainly as a result of our recent investment in a marine energy services business and a joint venture in our Brazilian residential business. We also commenced equity accounting of Norbord following its deconsolidation in the fourth quarter of the year.

2017 ANNUAL REPORT 34

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at December 31, 2017, 2016, and 2015:

AS AT DEC. 31 (MILLIONS)				Change
	2017	2016	2015	2017 vs 2016	2016 vs 2015
Assets
Investment properties	$56,870	$54,172	$47,164	$2,698	$7,008
Property, plant and equipment	53,005	45,346	37,273	7,659	8,073
Equity accounted investments	31,994	24,977	23,216	7,017	1,761
Cash and cash equivalents	5,139	4,299	2,774	840	1,525
Accounts receivable and other	11,973	9,133	7,044	2,840	2,089
Intangible assets	14,242	6,073	5,170	8,169	903
Other assets	19,497	15,826	16,873	3,671	(1,047)
Total Assets	$192,720	$159,826	$139,514	$32,894	$20,312
Liabilities
Borrowings and other non-current financial liabilities	$88,867	$72,650	$65,420	$16,217	$7,230
Other liabilities	23,981	17,488	16,867	6,493	621
Equity
Preferred equity	4,192	3,954	3,739	238	215
Non-controlling interests	51,628	43,235	31,920	8,393	11,315
Common equity	24,052	22,499	21,568	1,553	931
Total Equity	79,872	69,688	57,227	10,184	12,461
	$192,720	$159,826	$139,514	$32,894	$20,312

35 BROOKFIELD ASSET MANAGEMENT

2017 vs 2016
Consolidated assets at December 31, 2017 were $192.7 billion, an increase of $32.9 billion since December 31, 2016. The increases noted in the table above are largely attributable to acquisitions that made throughout the year. We have summarized below the acquisitions that have had the largest impact on our balance sheet as at December 31, 2017:

	Private Equity		Renewable Power	Infrastructure
(MILLIONS)	Brazilian Water Treatment Business	U.K. Road Fuel Distribution Business	Solar and Wind Assets	Brazilian Regulated Gas Transmission Business	Real Estate	Other	Total
Investment properties	$—	$—	$—	$—	$5,851	$—	$5,851
Property, plant and equipment	200	154	6,886	—	281	284	7,805
Equity accounted investments	109	114	—	—	—	8	231
Cash and cash equivalents	296	28	760	89	39	13	1,225
Accounts receivable and other[1]	978	1,184	279	317	133	961	3,852
Intangible assets	2,467	212	—	5,515	—	218	8,412
Other assets	142	857	712	804	—	(577)	1,938
Total Assets	4,192	2,549	8,637	6,725	6,304	907	29,314
Less:
Accounts payable and other	(227)	(1,744)	(1,381)	(202)	(165)	(172)	(3,891)
Non-recourse borrowings	(1,468)	(210)	(4,902)	—	(1,955)	(30)	(8,565)
Deferred income tax liabilities	(746)	(52)	(48)	(946)	(45)	(30)	(1,867)
Non-controlling interests	(745)	(81)	(830)	(477)	(124)	1	(2,256)
	(3,186)	(2,087)	(7,161)	(1,625)	(2,289)	(231)	(16,579)
Net assets acquired	$1,006	$462	$1,476	$5,100	$4,015	$676	$12,735

1.	Excludes financial assets; these are included within other assets

Further details are provided in Note 5 to the consolidated financial statements.
Investment properties consist primarily of the company’s real estate assets. The balance as at December 31, 2017 increased by $2.7 billion primarily due to acquisitions, as highlighted in the table above, as well as additions of $593 million to the portfolio from the incremental capital invested to enhance properties. Additionally, the impact of valuation gains as well as foreign exchange increased the balances by $1.0 billion and $1.4 billion, respectively. These increases were partially offset by dispositions and assets reclassified to held for sale of $6.2 billion. The dispositions include a European logistics company as well as several office properties in the U.S., Canada and Europe. Refer to Note 11 to the consolidated financial statements for further details.
Property, plant and equipment increased by $7.7 billion primarily due to the acquisitions noted in the table above, offset by depreciation in the year. We provide a continuity of property, plant and equipment in Note 12 to the consolidated financial statements.
The increase of $7.0 billion in equity accounted investments is mainly due to additions, net of dispositions, of $5.3 billion related to increases in our ownership of GGP, our Brazilian toll road portfolio, our North American gas transmission business, as well as the acquisitions highlighted above. Additions also include the impact of the reclassification of our interest in Norbord to equity accounted investments, as well as an office building in midtown New York and a Brazilian retail fund upon deconsolidation of these investments in the current year. Equity accounted investments also increased due to $1.7 billion of comprehensive income and $727 million of foreign exchange gains, partially offset by distributions received of $732 million.
Other assets consists of inventory, goodwill, deferred income tax assets, other financial assets and assets held for sale. The increase in inventory, goodwill, deferred income tax assets and other financial assets are all mainly attributable to the acquisitions noted in the table above, adding $1.9 billion to the balances combined, while the increase of $1.2 billion in assets held for sale is primarily attributable to the aforementioned reclassification of the office building in New York and a Las Vegas hotel.

2017 ANNUAL REPORT 36

Borrowings and other non-financial liabilities consist of our non-recourse borrowings, corporate borrowings, subsidiary equity obligations, non-current accounts payable and other long-term liabilities that are due after one year. The increase in the balance of $16.2 billion in the year is primarily as a result of a $12.3 billion increase in non-recourse borrowings, of which $8.6 billion relates to debt assumed upon acquisitions. The remainder of the increase is primarily the result of higher borrowings used to finance acquisitions. Corporate borrowings and other non-current financial liabilities also added $1.2 billion and $2.6 billion to the balance. Refer to Part 4 – Capitalization and Liquidity.
Other liabilities include current accounts payable, deferred income tax liabilities, subsidiary equity obligations and liabilities associated with assets held for sale. The increase of $6.5 billion is due to additional current accounts payable and other liabilities assumed in recent acquisitions and deferred income tax liabilities recorded in business combinations as the tax bases of the net assets acquired were lower than their fair values. Liabilities associated with assets held for sale also increased by $1.3 billion as a result of the aforementioned investments reclassified to held for sale as at December 31, 2017.
2016 vs 2015
Consolidated assets at December 31, 2016 were $159.8 billion, an increase of $20.3 billion from December 31, 2015. The increase was primarily due to higher carrying values of our investment properties, property, plant and equipment and equity accounted investments which are discussed below and are predominantly due to acquisitions during the year. Our assets also increased as a result of the appreciation of the Brazilian real against the U.S. dollar, partially offset by a decrease in the value of the British pound.
Investment properties increased by $7.0 billion during 2016. This was driven by acquisitions and additions of $10.8 billion, including $9.2 billion of acquisitions within our Real Estate business, including a mixed-use property in South Korea, a U.S. self-storage business, a U.K. student housing portfolio and the reclassification of properties within a retail mall business in the U.S. which was equity accounted prior to our acquisition of full control during the year. The acquisitions were partially offset by the disposition of mature office properties in 2016, including properties in Sydney and Vancouver and the sale of partial interest in a building in New York.
Property, plant and equipment increased by $8.1 billion during 2016 as a result of acquisitions and revaluations within our renewable power business, including $6.1 billion relating to the acquisitions of hydroelectric portfolios in South America, and $1.1 billion of acquisitions and internal growth capital projects in our Infrastructure business, including the acquisition of an Australian ports business and a U.S. gas storage business. The residual increase is driven by acquisitions of a mixed-use complex and hospitality assets within our Real Estate business and was partially offset by the reclassification of certain operational assets to held for sale within our Private Equity business.
Accounts receivable and other assets increased by $2.1 billion to $9.1 billion as at December 31, 2016. Our private equity operations balance increased by over $300 million primarily due to increased project volumes in our construction services and facilities management business. Our Brazilian residential operations balance increased by $418 million as a result of higher home closings late in the current year as compared to the prior year. Acquisitions during the year throughout all our businesses further increased the balance by $1.0 billion, particularly from our Colombian hydroelectric plants, North American gas storage business and our Peruvian toll roads.
Corporate borrowing increased by $564 million due to the issuance of corporate notes during the year, partially offset by a repayment of maturing notes and the impact of foreign exchange on the Canadian dollar. Property-specific borrowings increased by $6.4 billion during 2016 due to $5.2 billion of debt assumed on acquisitions as well as debt arranged in individual businesses that we consolidate, partially offset by the elimination of debt associated with assets sold. Subsidiary borrowings decreased as a result of repayments of listed partnership credit facility balances outstanding at the end of the prior year, and were partially offset by medium term note issuances at our listed partnerships.

37 BROOKFIELD ASSET MANAGEMENT

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Common equity, beginning of year	$22,499	$21,568
Changes in period
Net income to shareholders	1,462	1,651
Common dividends	(642)	(941)
Preferred dividends	(145)	(133)
Foreign currency translation	280	405
Other comprehensive income	569	416
Share repurchases, net of option issuances	(103)	(124)
Ownership changes and other	132	(343)
	1,553	931
Common equity, end of year	$24,052	$22,499
Common equity increased by $1.6 billion to $24.1 billion during the year. Net income and other comprehensive income attributable to shareholders for the year totaled $1.5 billion and $849 million, respectively. We distributed $787 million to shareholders as common and preferred share dividends, including a $102 million special dividend distribution from the spin-off of an insurance company.
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Brookfield Property Partners L.P.	$19,736	$18,790
Brookfield Renewable Partners L.P.	10,139	8,879
Brookfield Infrastructure Partners L.P.	11,376	7,710
Brookfield Business Partners L.P.	4,000	2,173
Other participating interests	6,377	5,683
	$51,628	$43,235
Non-controlling interests increased by $8.4 billion in 2017 to $51.6 billion. The increase was driven by comprehensive income attributable to non-controlling interests which totaled $4.8 billion, net equity issuances to non-controlling interests by our listed partnerships totaling $7.2 billion and ownership changes attributable to non-controlling interest of $1.3 billion. These increases were partially offset by $4.9 billion of distributions to non-controlling interests.

2017 ANNUAL REPORT 38

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Average Rate			Change		Year-End Spot Rate			Change
	2017	2016	2015	2017 vs 2016	2016 vs 2015	2017	2016	2015	2017 vs 2016	2016 vs 2015
Australian dollar	0.7669	0.7441	0.7523	3%	(1)%	0.7809	0.7197	0.7287	9%	(1)%
Brazilian real[1]	3.1928	3.4904	3.2776	9%	(6)%	3.3080	3.2595	3.9604	(1)%	18%
British pound	1.2889	1.3554	1.5285	(5)%	(11)%	1.3521	1.2357	1.4736	9%	(16)%
Canadian dollar	0.7711	0.7555	0.7832	2%	(4)%	0.7953	0.7439	0.7227	7%	3%

1.	Based on U.S. dollar to Brazilian real
Currency exchange rates relative to the U.S. dollar at the end of 2017 were higher than December 31, 2016, for most of our significant non-U.S. dollar investments, with the exception of the Brazilian real, which increases the carrying values of the assets and liabilities from our subsidiaries or investments in these regions. As at December 31, 2017, our IFRS net equity of $24.1 billion was invested in the following currencies: United States dollars – 48%; Brazilian reais – 17%; British pounds – 15%; Australian dollars – 9%; Canadian dollars – 6%; and other currencies – 5%.
We use financial contracts and foreign currency debt to reduce exposures to most foreign currencies. We are largely hedged against the Australian, British and Canadian currencies with the result that the gains in the year were substantially offset by these currency hedges. We typically do not hedge our equity in Brazil and other emerging markets, such as Colombia and Peru, due to the high cost associated with these contracts. Foreign currency translation positively impacted equity by $439 million in the current year, including the equity attributable to non-controlling interests, primarily as a result of the strengthening of the unhedged local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments relative to the U.S. dollar, with the exception of the Brazilian real. The weakening of the Brazilian real, combined with increased equity from acquisitions in the current year, resulted in a loss of $506 million.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	Change
Australian dollar	$406	$(203)	$609
Brazilian real	(506)	1,314	(1,820)
British pound	768	(1,434)	2,202
Canadian dollar	752	286	466
Other	662	397	265
	2,082	360	1,722
Currency hedges	(1,643)	876	(2,519)
	$439	$1,236	$(797)
Attributable to:
Shareholders	$280	$405	$(125)
Non-controlling interests	159	831	(672)
	$439	$1,236	$(797)
The average annual foreign exchange rates relative to the U.S. dollar for the more significant currencies that impact our business, except for the British pound, were higher for the year ended December 31, 2017, than that of 2016 and lower than that of 2015. As a result of these rate variations, the U.S. dollar equivalents of the contributions from our subsidiaries and investments in these regions were higher in 2017 than in 2016 and lower than in 2015, all else being equal. From time to time, we mitigate the impacts of movements in foreign exchange rates through the use of financial contracts, where it is economically feasible to do so.

39 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2017				2016
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$13,065	$12,276	$9,444	$6,001	$6,935	$6,285	$5,973	$5,218
Net income	2,083	992	958	518	97	2,021	584	636
Net income to shareholders	1,046	228	225	(37)	173	1,036	185	257
Per share
– diluted	$1.02	$0.20	$0.19	$(0.08)	$0.14	$1.03	$0.15	$0.23
– basic	1.05	0.20	0.20	(0.08)	0.15	1.05	0.16	0.23
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2017				2016
FOR THE PERIODS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$280	$132	$213	$(204)	$(488)	$(59)	$65	$352
Income taxes	(110)	(259)	(119)	(125)	(211)	992	(234)	(202)
Net impact	$170	$(127)	$94	$(329)	$(699)	$933	$(169)	$150
Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis.
The increase in revenues in the fourth quarter of 2017 are attributable to organic growth in existing operations across our business and acquisitions throughout the year. Our results also benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our private equity group. Results were partially offset by higher income tax expenses in the quarter.

2017 ANNUAL REPORT 40

The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil, and the U.K. road fuel provider.
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by an impairment of $530 million on certain financial assets as a result of lower valuations based on stock market prices in our private equity operations.
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic real estate assets and private equity investments. The second quarter of 2016 also included $208 million of revenue from the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.

41 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities by class during the past three years are summarized in the following table:

	Distribution per Security
	2017	2016	2015[1]
Class A and B2 Limited Voting Shares (“Class A and B shares”)	$0.56	$0.52	$0.47
Special distribution to Class A and Class B shares[3,4]	0.11	0.45	—
Class A Preferred Shares
Series 2	0.39	0.36	0.39
Series 4 + Series 7	0.39	0.36	0.39
Series 8	0.55	0.48	0.55
Series 9	0.53	0.75	0.74
Series 13	0.39	0.36	0.38
Series 14[5]	—	0.11	1.40
Series 15	0.28	0.23	0.24
Series 17	0.92	0.90	0.93
Series 18	0.92	0.90	0.93
Series 24[6]	0.58	0.80	1.06
Series 25[6]	0.56	0.27	—
Series 26	0.72	0.85	0.88
Series 28	0.70	0.87	0.90
Series 30	0.93	0.90	0.94
Series 32	0.87	0.85	0.88
Series 34	0.81	0.80	0.82
Series 36	0.94	0.92	0.95
Series 37	0.95	0.92	0.96
Series 38	0.85	0.83	0.86
Series 40	0.87	0.85	0.88
Series 42	0.87	0.85	0.88
Series 44[7]	0.97	0.94	0.23
Series 46[8]	1.03	—	—
Series 48[9]	0.28	—	—

1.
2015 dividends to the Class A and Class B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Class B Limited Voting Shares (“Class B Shares”)
3.
Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017
4.
Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
5.
Redeemed March 1, 2016
6.
1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016
7.
Issued October 2, 2015
8.
Issued November 18, 2016
9.
Issued September 13, 2017

Dividends on the Class A and Class B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

2017 ANNUAL REPORT 42

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity.1 Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. We also utilize ENI as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios.
Effective the first quarter of 2017, we changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment has remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.
Our operating segments are global in scope and are as follows. We generate fee revenues, incentive distributions and performance fees from our Asset Management segment, receive our share of earnings from the capital invested in our five operation groups, which include our Real Estate, Renewable Power, Infrastructure, Private Equity, Residential segments and generate returns on the investment of our cash and financial assets in our Corporate segment.

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms on page 103

43 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

	Revenues[1]			FFO[2]			Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	Change	2017	2016	Change	2017	2016	Change
Asset management	$1,467	$1,320	$147	$970	$866	$104	$312	$328	$(16)
Real estate	6,862	6,338	524	2,004	1,561	443	16,725	16,727	(2)
Renewable power	2,788	2,474	314	270	180	90	4,944	4,826	118
Infrastructure	3,871	2,414	1,457	345	374	(29)	2,834	2,697	137
Private equity	24,577	9,962	14,615	333	405	(72)	4,215	2,862	1,353
Residential development	2,447	3,019	(572)	34	63	(29)	2,915	2,679	236
Corporate activities	362	235	127	(146)	(212)	66	(7,893)	(7,620)	(273)
Total	$42,374	$25,762	$16,612	$3,810	$3,237	$573	$24,052	$22,499	$1,553

1.
Revenues include inter-segment revenues, which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements for a reconciliation of revenues by segment to external revenues

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms on page 103
Total revenues and FFO were $42.4 billion and $3.8 billion in the current year, compared to $25.8 billion and $3.2 billion, in the prior year, respectively. FFO includes realized disposition gains of $1.3 billion in 2017 compared to $923 million in the prior year.
Revenues generated from our private equity operations increased by $14.6 billion primarily as a result of our acquisition of a U.K. road fuel distribution business. Revenue also benefited from acquisitions in our infrastructure segment in Brazil and North America. Further increases across all segments were offset by lower contributions from our Brazilian operations within our Residential development segment.
FFO benefited from increases in tariffs within our infrastructure business, generation in our renewable business and stronger pricing and volumes within our private equity businesses, as well as contributions from recent investments. Realized disposition gains further contributed to increased FFO and included the sale of opportunistic and core office assets within our real estate business. Increases were partially offset by lower results in our construction and Brazilian residential operations and absence of FFO on assets sold prior to or during the current period.
Common equity increased by $1.6 billion to $24.1 billion due to equity issuances at BEP, BIP and BBU, as well as investment contributions from earnings across our businesses.
Further information on segment revenues, FFO and common equity are discussed below.

2017 ANNUAL REPORT 44

Business Overview

•	We manage $126 billion of fee bearing capital, of which $61 billion is in listed partnerships, $52 billion is in private funds and $13 billion is within our public securities group.

•	We earn recurring long-term base management fees and generate performance fees from managing private funds, listed partnerships and public securities on behalf of investors.

Five-Year Fee Bearing Capital AS AT DEC. 31 (BILLIONS)	Five-Year Fee Revenues YEARS ENDED DEC. 31 (MILLIONS)

1. See definition in Glossary of Terms on page 103

Five-Year FFO YEARS ENDED DEC. 31 (MILLIONS)	Five-Year Economic Net Income YEARS ENDED DEC. 31 (MILLIONS)

45 BROOKFIELD ASSET MANAGEMENT

Operations
Listed Partnerships ($61 billion fee bearing capital)

•	We manage fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, TERP and Acadian Timber Corp. (“Acadian”).

•
We are compensated for managing these entities through (i) base management fees, which are primarily determined by the market capitalization of these entities; and (ii) incentive distributions or performance fees.

•
Incentive distributions for BPY, BEP, BIP and TERP are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold.

Private Funds ($52 billion fee bearing capital)

•
We manage our fee bearing capital through 40 active private funds across our major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core open-end funds. These are primarily invested in the equity of private companies, although in certain cases, are invested in publicly traded equities. Our credit strategies invest in debt of companies in our areas of focus.

•
We refer to our largest private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and renewable power investments) and Private Equity (BCP series).

•	Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.

•	Open-end private funds are perpetual vehicles that are able to continually raise capital as new investments arise.

•
We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of fund profits above a preferred return to investors.

Public Securities ($13 billion fee bearing capital)

•	We manage our fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

•	We act as advisor and sub-advisor, earning both base and performance fees.
Five-Year Review
Asset management FFO has increased over the past five years primarily as a result of steady growth in fee bearing capital from increased market capitalization of our listed partnerships and growing private fund capital. This has contributed to higher base fees and a corresponding increase in Asset Management FFO. In particular, our private fund fee bearing capital significantly increased in 2016 because we closed a record level of private fund capital. Higher FFO and distribution levels at our listed issuers further contributed to an increase in fee related revenues year over year. In 2013, strong FFO performance was due to the realization of $558 million of accumulated carried interest on the reorganization of GGP.
Our ENI has increased each of the past five years and significantly the past two years as we have earned higher fee related earnings due to the fee bearing capital growth discussed above and as a result of investment performance in many of our funds recently entering the carry generation stage of their fund lives. We participate in the favorable investment performance of our private funds in the form of carried interest contributes to ENI when generated and to FFO when realized.

2017 ANNUAL REPORT 46

Fee Bearing Capital
The following table summarizes fee bearing capital:

AS AT DEC. 31 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total 2017	Total 2016
Real estate	$20,171	$21,465	$—	$41,636	$44,589
Renewable power	16,149	7,781	—	23,930	18,690
Infrastructure	20,599	18,152	—	38,751	28,909
Private equity	3,641	4,977	—	8,618	6,811
Other	—	—	12,655	12,655	10,577
December 31, 2017	$60,560	$52,375	$12,655	$125,590	n/a
December 31, 2016	$49,375	$49,624	$10,577	n/a	$109,576
Fee bearing capital increased by $16.0 billion during the year. The principal changes are set out in the following table:

FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, December 31, 2016	$49,375	$49,624	$10,577	$109,576
Inflows	3,927	8,276	3,481	15,684
Outflows	—	—	(2,486)	(2,486)
Distributions	(2,440)	(2,272)	—	(4,712)
Market valuation	9,901	223	1,083	11,207
Other	2,300	(311)	—	1,989
Change	13,688	5,916	2,078	21,682
BPY managed capital[1]	(2,503)	(3,165)	—	(5,668)
Balance, December 31, 2017	$60,560	$52,375	$12,655	$125,590

1.
Represents the removal of listed partnership and private fund capital managed by BPY during the year which reflects the privatization of the previously listed fund BOX and the reclassification of several BPO private funds in order to simplify our reporting

Listed partnership fee bearing capital increased by$13.7 billion, of which $9.9 billion was due to an increase in unit prices. Inflows of $3.9 billion are from common equity issuances at BIP, BEP and BBU, debt and preferred equity issuances at BIP and BEP, and the acquisition of TERP for $1.4 billion in October 2017. Drawings on recourse credit facilities included in capitalization values increased by $2.3 billion to fund new investments. These increases were partially offset by $2.4 billion of distributions to unitholders.
Private fund inflows of $8.3 billion were contributed across each of our business groups. The inflows include $2.2 billion of commitments to our third flagship real estate fund, $977 million to our fifth real estate credit fund, $636 million to our infrastructure debt funds, as well as $511 million to other funds, including our real estate credit funds. Inflows also include $3.3 billion of co-investment capital relating to acquisitions completed by our infrastructure and private equity funds, as well as $605 million related to the acquisition of a European renewable power asset manager. Subsequent to December 31, 2017, we raised an additional $4.4 billion of third-party capital within our third flagship real estate fund that is not included in the table above. Inflows were partially offset by the return of capital of $2.3 billion across several funds as a result of asset dispositions, including the sale of our European logistics business within our first flagship real estate fund, our bath and shower products manufacturing business and an oil and gas producer in western Canada both within our second flagship private equity fund, as well as several dispositions across our multifamily and real estate credit funds.
Fee bearing capital was reduced by $5.7 billion of listed partnership and private fund capital managed by BPY. This reflects the privatization of Brookfield Canada Office Properties (“BOX”) and the reclassification of several legacy Brookfield Office Properties (“BPO”) private funds in order to simplify our reporting. FFO from the reclassified funds is reflected in BPY’s results from the third quarter of 2017 forward.
Public securities fee bearing capital increased due to inflows of $3.5 billion to our real estate focused mutual funds and managed accounts, as well as market appreciation of $1.1 billion. These inflows were partially offset by $2.5 billion of redemptions due to client rebalancing that impacted our real estate and infrastructure mutual funds.

47 BROOKFIELD ASSET MANAGEMENT

Carry Eligible Capital1
Carry eligible capital increased by $2.1 billion during the year to $42.4 billion as at December 31, 2017. This represents an increase of $4 billion from commitments to our new funds, partially offset by capital of approximately $2 billion that was returned to investors following the asset dispositions discussed above.
Over $5.3 billion of private fund capital was deployed in 2017. The deployment resulted in a shift of uninvested carry eligible capital as a percentage of total carry eligible capital from 50% in 2016 to 44% in 2017.

Carry Eligible Capital Breakdown	Five-Year Carry Eligible Capital AS AT DEC. 31 (BILLIONS)

Operating Results
Asset management revenues include fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings, realized carried interest, net, and ENI, as these are the measures that we use to analyze the performance of the Asset Management segment. We have provided additional detail, where referenced, to explain significant variances from the prior period.

		Segment Revenues		Segment FFO
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016
Fee related earnings	i	$1,368	$1,142	$896	$712
Realized carried interest	ii	99	178	74	149
Realized disposition gains		—	—	—	5
		$1,467	$1,320	970	866

Less: Realized carried interest, net				(74)	(149)
Less: Realized disposition gains				—	(5)
Unrealized carried interest, net	iii			928	290
Economic net income	iv			$1,824	$1,002

1.	See definition in Glossary of Terms on page 103

2017 ANNUAL REPORT 48

i.	Fee Related Earnings
Operating Highlights

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Fee revenues
Base management fees	$1,048	$1,005
Incentive distributions	151	104
Performance fees	142	—
Transaction and advisory fees	27	33
	1,368	1,142
Direct costs and other	(472)	(430)
Fee related earnings	$896	$712
Fee related earnings increased by $184 million from prior year as a result of growth in base management fees and incentive distributions from our listed partnerships and increased private fund fees as a result of the contribution of a full year of fees from our latest flagship funds, partially offset by $58 million of catch-up fees earned in the prior year and the absence of $21 million of fees associated with the aforementioned reclassified office funds. The current year also includes our first performance fees earned from BBU. Excluding the impact of catch-up fees, reclassified office funds and the BBU performance fee, operating margins, which are calculated as fee related earnings divided by fee revenues, were 61% for the year compared to 59% in the prior year.
Base management fees of $1.0 billion in 2017 include fees earned from our listed partnerships and private funds. Listed partnerships’ fees increased by $111 million to $529 million and included $87 million in fees relating to increased unit prices across our listed partnerships. Additional increases are due to the issuance of additional debt and equity secured by our listed partnership to fund growth. Excluding the impact of $58 million in catch-up fees earned in the prior year (relating to our latest vintage of flagship funds) and the reclassification of office funds, our private fund fees increased by $18 million to $418 million as we realized a full year of fees from our latest flagship funds and invested capital within our real estate funds.
We received $151 million of incentive distributions from BIP, BEP and BPY, representing a 45% increase from 2016. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 12%, 5% and 5%, respectively, as well as the impact of equity issued by BIP and BEP. Both BIP and BEP’s distributions have surpassed their second incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. Based on the recently announced BPY dividend rate of $1.26 for 2018, BPY’s distributions will surpass its second hurdle of $1.20, and we will receive 25% of future distribution increases by BPY.
Performance fees represent the first performance fees earned from BBU since it’s spin-out in 2016 and are calculated on an escalating threshold of 20% of the quarterly volume-weighted average price. The initial threshold was $25.00 and, following the fee paid in the fourth quarter of 2017, the threshold was revised upwards to $31.19. The unit price appreciation in 2017 was 45% from the initial hurdle of $25.00.
Transaction and advisory fees during the year were $27 million (2016 – $33 million) and include $25 million of fees earned from co-investors relating to the acquisition of a U.K. road fuel distribution business and a regulated gas transmission business. The timing and size of these types of fees earned fluctuate based on transactions occurring.
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by 10% year over year due to expansion of our operations to manage the aforementioned growth in fee bearing capital.
ii.    Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term when the amount of carried interest to be recognized is no longer subject to future investment performance. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements.
We realized $99 million of carried interest during the year (2016 – $178 million), or $74 million (2016 – $149 million) net of directly related costs, triggered primarily by the partial sale of Norbord within our second private equity fund. There were additional realizations relating to our real estate credit and value-add multifamily funds.

49 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are shown in the following table:

	2017			2016
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of year	$898	$(322)	$576	$658	$(223)	$435
In-period change
Unrealized[1]	1,280	(352)	928	418	(128)	290
Less: realized	(99)	25	(74)	(178)	29	(149)
Accumulated unrealized, end of year	$2,079	$(649)	$1,430	$898	$(322)	$576

1.
Unrealized carried interest generated in period is defined in the Glossary of Terms and represents management’s estimate of carried interest if funds were wound up at period end. Amounts that will be realized are dependent on future investment performance

Operating Highlights
Favorable investment performance in our private funds generated $1.3 billion of unrealized carried interest during the year, compared with $418 million in the prior year, and we are currently tracking ahead of our expected generation pattern.
In 2017, we generated unrealized carried interest across all our major funds. The largest contributors were the increases in value of our graphite electrodes manufacturing business within our fourth private equity fund and our European logistics portfolio within our first flagship real estate fund. We estimate that approximately $352 million of associated costs, compromised of employee compensation and taxes, will arise on the realization of the amounts accumulated in 2017.
Accumulated unrealized carried interest totaled $2.1 billion at December 31, 2017. We estimate that approximately $649 million of associated costs will arise on the realization
Five-Year Unrealized Carried Interest[1] FOR THE YEARS ENDED DEC. 31 (MILLIONS)

1. The totals above the stacked columns represent the unrealized carried balance at the end of the period, gross of direct costs of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. The funds that comprise the current accumulated unrealized carried interest has a weighted-average term to realization of four years. Recognition of this carried interest is dependent on future investment performance.

iv.    Economic Net Income
Economic net income for our Asset Management segment increased 82% over the prior year period driven by the growth in fee related earnings and unrealized carried interest discussed above. The following table summarizes economic net income for the years ended December 31, 2017 and 2016:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Fee related earnings	$896	$712
Unrealized carried interest, net[1]	928	290
Economic net income	$1,824	$1,002

1.	Amounts dependent on future investment performance. Represents management’s estimate of carried interest if funds were wound up at period end

2017 ANNUAL REPORT 50

Outlook and Growth Initiatives
Real assets and alternatives continue to provide an attractive investment opportunity to institutional and high net worth investors. In periods when stock equity values are high, real assets provide diversification as they have demonstrated the ability to retain their value across cycles. These assets classes also provide investors with alternatives to fix income investments by providing a strong yield profile. Institutional investors, in particular pension funds, must earn and generate returns to meet their long-term obligations while protecting their capital. As a result, inflows to alternative asset management are growing and managers are focused on new product development to meet this demand.
In order to meet the needs of our investors, we currently have five funds in the market and plan to launch five additional funds. These funds add new product strategies, including a European infrastructure debt fund, and open-ended core real estate and infrastructure funds across multiple geographies. We continue to develop additional products in response to investor demand, with a focus on credit products and perpetual capital funds.
Following the successful fundraising of our latest series of flagship funds in 2016, we focused on the deployment of this capital over the course of the year, resulting in both our latest real estate and private equity flagship funds growing to over 80% invested and committed. Accordingly, we have commenced the fundraising process for the next vintage of these funds and our latest flagship real estate fund has raised over $7 billion to date. We have advanced our fundraising efforts in the high net worth space, raising over $400 million through multiple channels in 2017 and the start of 2018.
Our public securities business is expanding as we successfully completed the acquisition of an investment manager and retail fund marketer in early 2018. This has increased our public securities fee bearing capital by over 25%, which will increase management fees as we begin to earn fees on this capital.

51 BROOKFIELD ASSET MANAGEMENT

Business Overview

•	We own and operate property assets primarily through a 64% fully diluted economic ownership interest in BPY.

•	BPY is listed on the Nasdaq and Toronto Stock Exchange; its equity capitalization was $17.6 billion at December 31, 2017.

•	BPY owns property assets directly as well as through private funds that we manage.

•	We own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.
Operations
Core Office

•	We own interests in and operate commercial office portfolios, consisting of 147 properties totaling 100 million square feet of office space.

•	The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin.

•	We also develop office properties on a selective basis; active development projects consist of interests in six sites totaling 6 million square feet.
Core Retail

•
Our core retail portfolio consists of interests in 125 regional malls and urban retail properties totaling 122 million square feet in the United States and Brazil, which are held primarily through our 34% equity accounted interest in GGP.

•	Our retail mall portfolio has a redevelopment pipeline that exceeds $513 million of development costs on a proportionate basis.
Opportunistic

•	We own and operate global portfolios of property investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and retail portfolios.

•
Our opportunistic portfolios consist of high-quality assets with operational upside across the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, manufactured housing and student housing sectors.

2017 ANNUAL REPORT 52

Summary of Operating Results
The following table disaggregates segment FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other real estate assets and liabilities, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Revenue		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Property Partners
Equity units[1]	i	$6,012	$5,180	$668	$635	$15,388	$15,371
Preferred shares		76	76	76	76	1,265	1,265
		6,088	5,256	744	711	16,653	16,636
Other real estate investments		774	1,082	36	27	72	91
Realized disposition gains	ii	—	—	1,224	823	—	—
		$6,862	$6,338	$2,004	$1,561	$16,725	$16,727

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units, together representing an effective economic interest of 69% of BPY

Revenues and FFO from our real estate operations, including preferred shares, increased to $6.9 billion and $2.0 billion in the current year, respectively. The results benefited from recent acquisitions within our opportunistic portfolio, leasing activity in our core office and retail portfolios, partially offset by the impact of dispositions. In addition, the prior year included revenues and FFO related to the sale of merchant developments that did not recur in the current year. The current year’s FFO also included larger realized disposition gains, mainly from the sale of several office properties in New York, two office properties in London and a logistics company in Europe.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Core office	$592	$630
Core retail	515	459
Opportunistic	377	341
Corporate	(467)	(463)
Attributable to unitholders	1,017	967
Non-controlling interests	(322)	(304)
Segment reallocation and other	(27)	(28)
Brookfield’s interest	$668	$635
BPY’s FFO for 2017 was $1.0 billion, of which our share was $668 million.
Core office FFO decreased by $38 million to $592 million as prior year’s results included $44 million of FFO arising from the recognition of a previously deferred development fee. Excluding this impact, FFO increased by $6 million since prior year as a result of same-property growth of 2.2%, the incremental contributions from lease commencements at our recently completed developments, and the positive impact of foreign exchange. These increases were partially offset by the absence of FFO from assets sold as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments.
Total consolidated in-place net rents1 increased by 3.9% from year end to $29.06 per square foot (“psf”) as a result of leasing activities. Total consolidated occupancy increased to 91.7%, 40 basis points higher than the prior year. Overall in-place net rents are currently 12% below market net rents.
We currently have approximately 6 million square feet of active development projects, including properties in New York, London and Dubai. These development assets are 53% pre-leased in aggregate and we estimate an additional cost of $1.5 billion to complete construction over the next three years.

1.	See definition in Glossary of Terms beginning on page 103

53 BROOKFIELD ASSET MANAGEMENT

BPY’s core retail FFO increased to $515 million, representing a 12% increase, primarily attributable to same-property growth of 1.6% from lease commencements and condominium sales, partially offset by the absence of FFO from assets sold. The condominium sales result from ancillary developments at its retail properties as an additional source of revenue. These types of developments also provide the added benefit of increased retail traffic as populations densify around malls.
Our same-property retail portfolio occupancy rate was 96.2%, as at December 31, 2017, a 40 bps decrease from December 31, 2016, as a result of a small number of tenant bankruptcies, although much of this space has been subsequently re-leased. Lease commencements on a same-property basis reduced in-place rents to $62.57 psf at December 31, 2017 from $62.65 psf at December 31, 2016. Initial and average lease spreads on signed leases which commenced since the prior year were 9.3% and 18.2% higher compared to expiring leases on a suite-to-suite basis. Additionally, tenant sales on a same property basis increased to $587 psf from $583 psf in prior year.
BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets increased to $377 million from $341 million in the prior year. This increase is primarily attributable to recently acquired assets, such as a manufactured housing portfolio and additions to our U.K. student housing portfolio, same-property growth primarily in our hospitality portfolio, reduced interest expense in our Brazilian retail fund and the positive impact of foreign exchange.
BPY’s corporate expenses include interest expense, management fees paid and other costs. Corporate expenses were consistent with the prior year at $467 million, primarily attributable to higher interest expense as a result of higher average balance on the corporate credit facility over the course of the year, offset by lower general and administrative expenses.

ii.	Realized Disposition Gains
Realized disposition gains of $1.2 billion for the year include a net gain of $469 million from the disposition of an office building in midtown Manhattan, $275 million from the disposition of our European logistics portfolio, and $141 million from the partial sale of a mixed-use office building in London. The remainder is from the sale of 104 other investments for a total net gain of $339 million. Prior year disposition gains include $401 million of gains from the disposition of office buildings in Sydney, Vancouver and New York, a $125 million gain from the partial sale of a hospitality trademark, a $73 million gain from the sale of a hotel portfolio in Germany, a $59 million gain from the sale of a hospitality trademark and $165 million of net gains from the sale of more than 130 other investments.
Common Equity
Segment equity in our real estate business was $16.7 billion as at year end, consistent with prior year.
Outlook and Growth Initiatives
Our real estate group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties, primarily core office assets, to fund new higher yielding investments, particularly in our opportunistic real estate business. Our $6.8 billion capital backlog gives us the opportunity to deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily within North America and Europe.
In our core retail operations, we are focused on operating and developing high-quality shopping centers as these destinations continue to provide an attractive physical location for retailers and continue to demonstrate meaningful outperformance, relative to lower tier malls, despite a changing retail landscape.

2017 ANNUAL REPORT 54

In the first quarter of 2018, BPY signed a definitive agreement to acquire the common shares of GGP that it does not already own. The purchase price is comprised of a fixed amount of $9.25 billion of cash and approximately 254 million units of BPY or an equivalent equity instrument that will be issued on the close of the transaction. The cash component of the transaction is expected to be funded through approximately $4 billion of asset sales, with the balance funded through debt at the GGP level, that will be non-recourse to the corporation or BPY. We expect our ownership of BPY to be approximately 50% following this transaction. We believe that privatizing GGP through this transaction will provide us with the opportunity to optimize the use of these top tier malls, maximizing the value to investors.
In our opportunistic operations, we will continue to acquire properties through our global opportunistic private funds as these generally produce higher returns relative to core strategies. These funds have a wide scope in terms of real estate asset classes and geographic reach. Funding for these transactions will continue to include proceeds from asset sales as part of our capital recycling program.

55 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate renewable power assets primarily through a 60% ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $10.9 billion at December 31, 2017.

•	BEP owns one of the world’s largest publicly traded renewable power portfolio.

•	We arrange for the sale of power generated by BEP in North America through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”).
Operations
Hydroelectric

•
We own and operate and invest in 217 hydroelectric generating stations on 81 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,878 megawatt (“MW”) of installed capacity and long-term average generation[1] of 20,424 gigawatt hours (“GWh”) on a proportionate basis.

Wind Energy

•
We have 76 wind facilities in North America, Europe, Brazil, and Asia. Our wind energy operations have 3,529 MW of installed capacity and long-term average generation of 3,904 GWh on a proportionate basis.

Solar

•
Our solar operations include 537 solar facilities globally with 1,511 MW of installed capacity and 457 GWh of generation on a proportionate basis including four pumped storage facilities in North America and Europe.

Storage

•	Our storage operations have 2,698 MW of installed capacity and 843 GWh of storage on a proportionate basis.
Energy Marketing

•	We purchase a portion of BEP’s power generated in North America pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile.

•
We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.

1.	See definition in Glossary of Terms on page 103

2017 ANNUAL REPORT 56

Summary of Operating Results
The following table disaggregates segment revenues, segment FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Revenue		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Renewable Partners[1]	i	$2,826	$2,517	$336	$249	$4,143	$3,793
Brookfield Energy Marketing and other[2]	ii	(38)	(43)	(76)	(69)	801	1,033
Realized disposition gains		—	—	10	—	—	—
		$2,788	$2,474	$270	$180	$4,944	$4,826

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.6 million general partnership units; together representing an economic interest of 60% of BEP. Segment revenues at BEP include $147 million (2016 – $nil) revenue from TerraForm Power

2.	Revenues in BEMI represents the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted and uncontracted basis
Renewable power revenues and FFO increased during the year primarily as a result of improved hydroelectric generation in North America and Colombia, stronger market prices in Brazil and a full-year contribution from our Colombian business. These positive contributions were partially offset by negative revenues and FFO derived from BEMI as a result of higher volume energy purchases from BEP that were resold at a negative margin in the northeastern U.S. market.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND $ MILLIONS)	2017	2016	2017	2016	2017	2016
Hydroelectric	21,051	17,457	20,421	19,732	$686	$510
Wind energy	2,533	2,258	2,777	2,630	105	98
Solar, storage and other	384	507	53	—	21	19
Corporate	—	—	—	—	(231)	(208)
Attributable to unitholders	23,968	20,222	23,251	22,362	581	419
Non-controlling interests and other[2]					(245)	(170)
Brookfield’s interest					$336	$249
1.Proportionate to BEP

2.	Includes incentive distributions paid to Brookfield of $30 million (2016 – $20 million) as the general partner of BEP
Generation for the year totaled 23,968 GWh, 3% above LTA and a 19% increase compared to the prior year.
FFO increased by $162 million year over year supported by higher generation, completion of capital projects and contributions from new acquisitions.
Hydroelectric generation was 21,051 GWh, above LTA and an increase of 21% compared to the prior year. This was the primary contributor to the 20% increase in FFO. The higher generation was primarily attributable to strong hydrology, specifically in Canada and New York, that persisted throughout the year. The higher volume was partially offset by lower realized pricing in certain northeastern markets and the final step down in contracted pricing at our Louisiana facility. In Colombia, FFO benefited from a full year of ownership and higher water flows at our facilities, partially offset by lower market prices. In Brazil, strong market prices and contributions from completed development projects were partially offset by the impact of lower than average hydrology conditions.
Generation from the wind portfolio of 2,533 GWh was below LTA but was higher than the prior year. Strong generation in our Canadian and Brazilian facilities, in addition to new facilities commissioned during the year was partially offset by lower generation in our American and European facilities and the impact of dispositions of our Irish wind farm.

57 BROOKFIELD ASSET MANAGEMENT

FFO from solar, storage and other increased by $2 million over the prior year due to the addition of our First Hydro storage facility and the contribution from TERP, which was acquired in the fourth quarter. These increases were partially offset by an absence of FFO from a one-time gain recorded in 2016 pertaining to a settlement agreement on our North American co-gen assets.
Corporate and other activities include interest expense on corporate debentures, as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes. The corporate and other activities FFO deficit increased to $231 million this year (2016 – $208 million). The prior year included a $20 million gain recorded on a legal settlement, which did not recur in the current year. In addition, FFO was impacted by higher management fees due to the increase in BEP’s capitalization.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP as described below. We are entitled to sell the power we purchase from BEP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.
FFO from BEMI was loss of $76 million during the year compared to a $69 million loss in 2016. BEMI purchased approximately 9,566 GWh of electricity from BEP during the year, compared with 7,862 GWh in 2016, as a result of higher contracted generation in the U.S. northeast. Power was purchased at an average price of $68 per megawatt hour (“MWh”) compared with $65 per MWh in 2016, and was sold at an average price, including ancillary revenues, of $60 per MWh compared with $57 per MWh in 2016. The increase in volumes at an unchanged negative margin of $8 per MWh, resulted in a higher FFO deficit this year.
In 2017, approximately 3,477 GWh of sales were pursuant to long-term contracts at an average price of $82 per MWh (2016 – $76 per MWh). The balance of approximately 6,089 GWh was sold in the short-term market at an average price of $48 per MWh, including ancillary revenues (2016 – $47 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totaled $150 million (2016 – $94 million), adding $16/MWh to average realized prices on short-term power sales in the current year as compared to $12/MWh in the prior year.
Common Equity
Common equity in our Renewable Power segment was $4.9 billion at December 31, 2017, an increase from $4.8 billion at December 31, 2016 primarily due to the impact of comprehensive income earned and the equity issuance in the third quarter of 2017, partly offset by distributions paid to investors.
Outlook and Growth Initiatives
Revenues in our Renewable Power segment is over 90% contracted over an average term of 15 years with pricing that is inflation linked. Combining this with a stable cost profile, we are able to achieve consistent growth year to year within our existing business. In addition, we consistently identify capital development projects that enable us to put capital to work to provide an additional source of organic growth. Our development pipeline represents over 7,000 MW of potential capacity globally, of which 143 MW are currently under construction or in late stage of development that we expect to contribute an incremental $22 million to BEP’s FFO when commissioned. We also have a strong track record of adding to our renewable power business through acquisitions and will continue to seek out these opportunities.
In 2017, we completed a number of investments and added solar, wind, distributed generation and storage capacity in our core markets, providing approximately an additional 2,100 GWh to our share of annualized generation and expected to contribute addition FFO of $95 million annually.
We believe that the growing global demand for low-carbon energy will lead to continued growth opportunities for us in the future. In 2018, we intend to remain focused on progressing our key priorities including on surfacing margin expansion opportunities, progressing our development pipeline, and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewables remains favorable and continue to advance our pipeline of opportunities.

2017 ANNUAL REPORT 58

Business Overview

•
We own and operate infrastructure assets primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $17.7 billion at December 31, 2017.

•	BIP is one of the largest globally diversified owners and operators of infrastructure in the world.

•	We also have direct investments in sustainable resources operations.
Principal Operations
Utilities

•
Regulated transmission business includes ~2,000 km of natural gas pipelines in Brazil, ~12,000 km of transmission lines in North and South America[1], and ~3,500 km of greenfield electricity transmission developments in South America.

•	We own and operate 3.3 million connections, predominantly electricity and natural gas connections, and approximately 800,000 acquired smart meters in our regulated distribution business.

•	Our regulated terminal operations includes ~85 million tonnes per annum of coal handling capacity.

•
These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and are typically not impacted to any great degree by short-term volume or price fluctuations.

Transport

•	We operate ~5,500 km of railroad track in Western Australia, and ~4,800 km of railroad track in South America.

•	Our toll road operations includes ~4,000 km of motorways in Brazil, Chile, Peru and India.

•	Our ports operations includes 37 terminals in North America, the U.K., Australia and across Europe.

•	Approximately 85% of our transport operations are supported by long-term contracts or regulation.

•
These operations are comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Certain of these operations, such as our toll roads, are awarded by governments in the form of concessions.

Energy

•	We own and operate ~15,000 km of natural gas transmission pipelines, primarily in the U.S., and 600 billion cubic feet of natural gas storage in the U.S. and Canada.

•	In our district energy business, we deliver ~3.2 million pounds per hour of heating and 315,000 tons of cooling capacity, as well as servicing ~18,700 natural gas, water and waste water connections.

•
These operations are comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

1.	On March 15, 2018 we sold ~10,700 km of regulated transmission lines in South America

59 BROOKFIELD ASSET MANAGEMENT

Communications Infrastructure

•	We own and operate ~7,000 multi-purpose communication towers and active rooftop sites, and 5,000 km of fiber backbone.

•	This operation is located in France and generates stable, inflation-linked cash flows underpinned by long-term contracts.
Summary of Operating Results
The following table disaggregates segment revenues, segment FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Revenues		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Infrastructure Partners[1]	i	$3,625	$2,196	$316	$254	$2,098	$1,934
Sustainable resources		246	218	29	25	736	763
Realized disposition gains		—	—	—	95	—	—
		$3,871	$2,414	$345	$374	$2,834	$2,697

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP

Revenue and FFO in our Infrastructure segment increased due to acquisitions completed within BIP during the year in Brazil and North America, as well as a full-year contribution from our Australian ports business acquired in 2016. In addition, organic growth of 10% on a constant-currency basis due to increased tariffs and higher volumes across the operations contributed additional FFO, which was partially offset by the impact of foreign exchange, higher corporate borrowing costs and higher management fees.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Utilities	$610	$399
Transport	532	423
Energy	209	175
Communications	76	77
Corporate and other	(257)	(130)
Attributable to unitholders	1,170	944
Non-controlling interests and other[1]	(854)	(690)
Brookfield’s interest	$316	$254

1.	Includes incentive distributions paid to Brookfield of $113 million (2016 – $80 million) as the general partner of BIP
BIP recorded $1.2 billion of FFO in 2017, a $226 million increase from the prior year, benefiting from the contribution from acquisitions, increased pricing and volumes, and completed organic growth projects. These increases were partially offset by the impact of foreign exchange, higher management fees and increased interest expense due to corporate borrowings used to fund new investments and organic growth projects.
FFO from our utilities operations increased by $211 million over the prior year to $610 million. The increase was primarily from the acquisition of our Brazilian regulated gas transmission business in April 2017, as well as strong connections activity in our U.K. regulated distribution business, inflation indexation and capital commissioned into rate bases across the operations. Partially offsetting these increases is the absence of FFO from an electricity transmission business sold during the fourth quarter of 2016.
Transport FFO increased by $109 million to $532 million primarily due to a higher contribution from our Brazilian toll road business following to an increase in traffic flows, lower interest expense and the contribution from an increased ownership stake. Additionally, FFO increased due to inflationary tariff increases across our businesses, higher volumes at our Brazilian rail operations, and a full year contribution from our Australian ports business. These increases were partially offset by the impact of foreign exchange.

2017 ANNUAL REPORT 60

FFO from our energy operations increased by $34 million to $209 million primarily due to lower interest expense from de-leveraging and refinancing activities completed over the past year as well as higher transportation volumes from newly secured contracts within our North American natural gas transmission business. Partially offsetting these increases are lower margins across our gas storage operations and the absence of FFO from the sale of our U.K. distribution business in the second quarter of 2016.
Our communications infrastructure FFO decreased by $1 million to $76 million due to the impact of foreign exchange.
Corporate and other FFO was a deficit of $257 million compared to a deficit of $130 million in the prior year primarily due to an increase in base management fees paid as a result of a higher market capitalization and higher financing costs from new borrowings to fund new investments and organic growth projects. In 2016, we had higher gains from our financial asset portfolio as we disposed of more financial assets than we acquired.
Common Equity
Common equity in our Infrastructure segment was $2.8 billion at December 31, 2017 (2016 – $2.7 billion) as a result of equity issued by BIP, the contributions from earnings and positive revaluation of PP&E, which were partially offset by distributions paid. Segment equity primarily represents our net investment in infrastructure PP&E, which is recorded at fair value and revalued annually, as well as certain concessions. Concession arrangements are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. These arrangements make up the majority of our intangible assets. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to annual revaluations which are typically recorded at year end.
Outlook and Growth Initiatives
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing, and developing such assets make us ideal partners for the stakeholders who rely on these assets. Our goal is to continue demonstrating our stewardship of critical infrastructure which should enable us to participate in future opportunities as governments and others seek to unitize existing assets or outsource development.
EBITDA in our Infrastructure segment is approximately 95% contracted or regulated with pricing that is inflation linked. Approximately 75% of EBITDA should capture inflationary tariff increases and 40% should benefit from GDP growth by capturing increased volumes. As a result, we are able to achieve consistent growth year to year within our existing business. In addition, we have been consistently able to identify capital development projects that enable us to put capital to work to provide an additional source of organic growth. At the end of 2017, we had a backlog of such projects of $3.8 billion that we expect to deploy predominantly made up of upgrade and expansion projects within our transport and utilities segments. We have a strong track record of adding to our infrastructure business through acquisitions.
On March 15, 2018 we sold a regulated utilities business in Chile with ~10,700 km of transmission lines. This is part of our strategy to acquire, operate and sell businesses so that we can redeploy the capital into new investments which fit our returns profile.

61 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate private equity assets primarily through our 68% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $4.5 billion at December 31, 2017.

•	BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

•	We also own certain businesses directly, including a 40% interest in Norbord which is one of the world’s largest producers of oriented strand board (“OSB”).
Operations
Construction Services

•
We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price.

•	~1,050 current and delivered projects since inception with a backlog of $8.7 billion.
Business Services

•
We own and operate a road fuel distribution and marketing business with ~300kT of biodiesel capacity, commercial and residential real estate services, including networks with ~67,500 real estate agents in Canada and the U.S., and facilities management services for corporate and government investors with over 300 million square feet of managed real estate.

•
These services are typically provided under medium-to long-term contracts. Services activity can be seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our investors.

Energy

•
We own and operate oil and gas exploration and production operations, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada.

•	Our operations include ~97,000 barrels of oil equivalent per day of production.

•
Our energy portfolio includes a marine energy services business which operates in northern Europe, Brazil and Canada and a contract drilling and well servicing business which operates in western Canada.

Industrial Operations

•	Our industrial portfolio is comprised of capital intensive businesses with significant barriers to entry and require technical operating expertise.

•
We own and operate a leading manufacturer of graphite electrodes and a water distribution, collection and treatment business which operates through long-term concessions and public-private partnerships, and services 15 million customers in Brazil.

•	Our mining activities include interests in specialty metal and aggregates mining operations in Canada, including a palladium mine in northern Ontario with ~6,400 per day palladium production.

2017 ANNUAL REPORT 62

Summary of Operating Results
The following table disaggregates revenues, FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord and other investments as well as disposition gains, if any. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Revenues		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Business Partners[1]	i	$22,803	$8,017	$35	$177	$2,064	$1,865
Norbord	ii	1,680	1,774	219	133	1,364	276
Other investments	iii	94	171	(3)	95	787	721
Realized disposition gains	iv	—	—	82	—	—	—
		$24,577	$9,962	$333	$405	$4,215	$2,862

1.
Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation. Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU

Revenues generated from our private equity operations increased by $14.6 billion primarily as a result of our acquisition of a U.K. road fuel distribution business completed in May 2017, which increased revenues by $13.1 billion. Included in the revenue and direct operating costs for this business are significant costs that are passed through to the customers, which are recorded gross without impact on the margin generated by the business so the increase in FFO is not significant. The acquisitions of a leading Brazilian water treatment business and a fuel marketing business, a marine energy services business and improved prices and volumes from our graphite electrode and palladium mining operations in BBU, all added to FFO, however these increases were more than offset by the absence of FFO from the assets sold, performance fees, and decreased ownership of BBU, as well as lower FFO from other investments following the conversion of an interest bearing debt security into equity last year. Higher OSB pricing and volume increased our FFO from Norbord, notwithstanding a decrease in our ownership.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Construction	$26	$94
Business services	66	54
Energy	52	63
Industrial operations	132	6
Corporate and other	(24)	(17)
Attributable to unitholders	252	200
Performance fees	(142)	—
Non-controlling interests	(25)	(23)
Segment reallocation and other	(50)	—
Brookfield’s interest	$35	$177
BBU generated $252 million of FFO, representing a $52 million increase from 2016. Higher contributions from acquisitions completed in 2017 in our business services and industrial operations were partially offset by activity in our construction operations and higher corporate costs due to management fees.
Construction services FFO decreased by $68 million to $26 million due to the underperformance at select projects, all of which were either completed in 2017 or will be completed in the first half of 2018. Our operations in Australia and Europe maintained strong levels of activity, while we have been selectively scaling back our Middle East operations. During the year, we secured new projects across Australia and the U.K. and our backlog now stands at $8.7 billion compared to $7.3 billion in 2016, representing nearly two years of activity on a weighted average basis.
Business services FFO increased by $12 million due to positive contributions from our U.K. road fuel distribution business acquired during 2017, and strong performance in our real estate services businesses. Increases in FFO were partially offset by higher interest expenses from increased borrowings related to the aforementioned acquisitions during the year, and by lower levels of activity in our financial advisory services business.

63 BROOKFIELD ASSET MANAGEMENT

Energy operations FFO decreased by $11 million as improved results at our western Canadian energy operations, and contribution from the recently acquired marine services company, were more than offset by the absence of interest income from a bond that was converted to an equity investment. We also experienced lower contribution from our equity accounted Western Australian operation due to decreased ownership from a reorganization and partial sale.
FFO within our industrial operations increased by $126 million to $132 million primarily as a result of the $84 million realized gain on disposition of our bath and shower products manufacturing business, which is reallocated to disposition gains for presentation purposes. Excluding this gain, FFO increased by $42 million due to higher volumes and pricing in our graphite electrode manufacturing business and our palladium mining operations and contributions from our Brazilian water treatment business acquired in the second quarter of 2017.
Corporate FFO deficit increased by $7 million due to increased management fees from higher market capitalization and corporate expenses upon the spin-off in the prior year.
BBU paid performance fees of $142 million in 2017, representing 20% of the increase in BBU’s unit price above the initial threshold. The performance fees are included in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $86 million to $219 million as North American benchmark OSB prices have increased year-over-year due to higher demand as U.S. housing starts, particularly for single family homes, continue to increase. Average North American OSB prices increased by 31% to $353 per thousand square feet (“Msf”) compared to an average pricing of $269 per Msf in 2016. FFO also benefited from an increase in North American yearly volumes, partially offset by a lower ownership following a partial disposition in the fourth quarter.

iii.	Other Investments
FFO from our other investments decreased by $98 million primarily due to the absence of a one-time distribution and interest income that we received in the prior year from our directly held investment in the aforementioned bond prior to conversion into equity.

iv.	Realized Disposition Gains
Realized disposition gains of $82 million in the year relate to the gain on disposition of the sale of our bath and shower products manufacturing business and Norbord shares as part of a secondary bought deal offering. This gain was partially offset by a loss on disposition of an oil and gas producer in western Canada.
Common Equity
Common equity in our Private Equity segment increased by $1.4 billion from December 31, 2017 to $4.2 billion due to equity issued by BBU, investment contributions from earnings, and the gross-up of our retained equity interest in Norbord to fair value upon deconsolidation, partially offset by distributions paid. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
Outlook and Growth Initiatives
Our private equity business utilizes Brookfield’s expertise in evaluating investments, operating and financing businesses as well as turnaround execution. BBU made excellent progress in its first calendar year as a publicly listed partnership with most of its value today generated from diverse services and industrial operations. We expect this trend to continue as we move forward with recently announced initiatives and continue to expand our operations.

2017 ANNUAL REPORT 64

Within our business services segment, we are continuing to grow our facilities management business to handle large multi-site client portfolios and increased technical service capabilities. We are also increasing the earnings potential of several recent acquisitions across our portfolio through operational improvements, tuck-in acquisitions, and expanding into new regions. Our construction services business is one of the strongest operators globally and we continue to win new work and increase our backlog as we focus on returning to more historical levels of profitability, which may take until 2019. We have achieved particularly significant operational improvements and sales contracting initiatives at our graphite electrode business and we expect to undertake an initial public offering in the coming months. The proceeds distributed will fund a meaningful part of our acquisition activity in the coming year.
Given the significant liquidity and flexible investment approach, BBU is well positioned for further growth in any economic environment. Subsequent to year end, BBU entered into a definitive agreement alongside institutional partners to acquire Westinghouse Electric Company, a leading global provider of infrastructure services to the nuclear power generation industry. The company provides sophisticated engineering, maintenance, facilities management and repair services, as well as plant components and parts to its global customer base. In January 2018, BBU also entered into a definitive agreement alongside institutional partners to acquire a controlling interest in Schoeller Allibert Group B.V., one of Europe’s largest manufacturers of returnable plastic packaging systems.

65 BROOKFIELD ASSET MANAGEMENT

Business Overview

•	Our residential development businesses operate predominantly in North America and Brazil.

•	Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls approximately 91,000 lots.

•
Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.

Summary of Operating Results
The following table disaggregates revenues, FFO and common equity into the amounts attributable to our two principal operating regions:

	Revenues		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
North America	$2,062	$1,926	$169	$160	$1,711	$1,441
Brazil and other	385	1,093	(135)	(97)	1,204	1,238
	$2,447	$3,019	$34	$63	$2,915	$2,679
Revenues and FFO from our residential operations decreased by $572 million and $29 million, respectively as increased housing prices and land sales across the majority of our North American operations were more than offset by lower contributions from our Brazilian operations, which had lower deliveries compared to 2016.
FFO from our North American operations increased by $9 million to $169 million due to increased sales and improved margins in our housing and land operations. The increase in FFO from our housing operation is attributable to an increase in the average selling price and a shift in the product mix sold; we closed a higher number of homes in California in the current year, a market that typically commands higher prices, leading to an overall 6% year-over-year increase in the average selling prices in our U.S. operations. This was partially offset by our Canadian operations, where increases in average home selling prices of 9% were more than offset by a reduction in homes sold in 2017. The increase in FFO from our land operations was driven by an increase in single-family lot closings in Canada, partially offset by activity in our U.S. operations, where the average increase in land prices of 9% was more than offset by fewer single-family lot closings relative to last year. As at December 31, 2017, we had 28 (2016 – 29) active land communities and 81 (2016 – 85) active housing communities. The increases from our housing and land operations were partially offset by higher operating expenses and lower gains on commercial properties as none were sold in the year.
FFO from our Brazilian operations decreased by $38 million to a loss of $135 million in the current year. We delivered 16 projects during the year compared to 41 in 2016. We continue to sell down our remaining inventory of units associated with projects launched prior to the economic downturn. However, the overall contributions from these sales in the year were below the level required to cover fixed costs, which included marketing expenses in respect of completed development projects. Our focus over the past two years has been on delivering these legacy projects and reducing unsold inventory. During 2015 and 2016, 113 projects were completed and delivered, and we began 2017 with 27 projects under construction. As of December 31, 2017, we have 18 projects under development, of which 12 relate to new projects launched in late 2016 and 2017.

2017 ANNUAL REPORT 66

Common Equity
Common equity was $2.9 billion at December 31, 2017 (2016 – $2.7 billion) and consists largely of residential development inventory. We invested $245 million in our Brazilian operations during the year. In Brazil, the investment was used to repay high cost debt, lowering leverage and associated interest expense. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.
Outlook and Growth Initiatives
At the end of 2017, the North American backlog of homes sold but not delivered stood at a sales value of $928 million, compared to a value of $783 million at the same time last year. The units in our backlog increased primarily due to higher net new home orders in our California and Central & Eastern U.S. operating segments. As our markets continue to evolve, we look to grow our presence in our existing footprint and expand into the development of mixed-use properties. We also look to grow our infill business and evaluate other built forms to keep us closely in step with the changing demands and requirements of the consumer.
We believe our North American activities will continue to perform well as market conditions in the U.S. and Canada should remain favorable. The U.S. housing market continues to be backed by strong economic conditions, however, we will continue to be impacted by labor and material shortages along with the rest of the industry. In Canada, the recovery of oil prices has resulted in increased consumer confidence in Alberta and improved demand in the housing market. Ontario has seen some slowing of the housing market as a result of the measures introduced by the Ontario provincial government to address housing affordability; however, we continue to believe that the long-term view of the market is positive due to the ongoing shortage of land available for development.
Brazil is currently experiencing lower growth, which is having a negative impact on current returns. Although the market in Brazil remains challenging, consumer confidence levels are now rising, and GDP has started to rebound from negative growth during 2015 and 2016, enhancing the value of our business and our ability to generate stronger results over time. Evidence of this confidence is seen through our recent launch of new products towards the end of 2017. We are continuing to restructure the company’s operations and refocus towards higher margin projects in select key markets predominantly in São Paulo and Rio de Janeiro.

67 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares.

•	We hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.

•	We also utilize our corporate liquidity to support the development of new private fund products and to support transactions initiated by our subsidiaries.
Summary of Operating Results
The following table disaggregates revenue, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Revenue		FFO		Common Equity
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Cash and financial assets, net	$193	$230	$145	$140	$2,255	$1,143
Corporate borrowings	—	—	(261)	(241)	(5,659)	(4,500)
Preferred equity[1]	—	—	—	—	(4,192)	(3,954)
Other corporate investments	169	5	9	11	41	42
Corporate costs and taxes/net working capital	—	—	(39)	(122)	(338)	(351)
	$362	$235	$(146)	$(212)	$(7,893)	$(7,620)

1.	FFO excludes preferred share distributions of $145 million (2016 – $133 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $2.4 billion of cash and other financial assets (2016 – $1.4 billion), which are partially offset by $183 million (2016 – $190 million) of deposits and other liabilities. FFO from our cash and financial asset portfolio was $145 million in the current year, reflecting favorable market performance, and includes $14 million interest income from a direct loan that we funded in the year.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. The FFO from corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of corporate debt issuances during the year.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and liabilities and was in liability position of $338 million at December 31, 2017. Included within this balance are net deferred income tax assets of $590 million (2016 – $648 million). FFO includes corporate costs and cash taxes, which were lower in the current year as we had current tax recoveries whereas the prior year had current tax expenses.
Common equity in our Corporate segment decreased to a deficit of $7.9 billion at December 31, 2017. The issuance of $1.3 billion of corporate notes and C$300 million preferred shares during the year, as well as the strengthening of the Canadian dollar were partially offset by higher levels of cash and financial assets, the repayment of $250 million and C$250 million of corporate notes and a lower net working capital liability.

2017 ANNUAL REPORT 68

PART 4 – CAPITALIZATION AND LIQUIDITY
STRATEGY
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as fund unforeseen requirements. We structure our debt and other financial obligations to provide a stable capitalization that provides attractive leverage to investors, and that withstands business cycles.
We manage our liquidity and capital resources on a group-wide basis, however it is organized into three principal tiers:

•	The corporation;

•	Our flagship listed issuers such as BPY, BIP, BEP and BBU; and

•	The operating asset level, which includes individual assets, businesses and portfolio investments.
The following are key elements of our capital strategy:

•
Structure borrowings to investment-grade levels, or on a path to investment grade levels for certain newly acquired assets. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

•	Provide recourse only to the specific assets being financed, without cross-collateralization or parental guarantees. This aims to limit the impact of weak performance by one asset or business group.

•
Match the duration debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining duration and currency exposure is on the net equity of the investment. We will hedge our remaining currency exposure on our net equity, unless it is cost prohibitive to do so.

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed issuers are able to finance their operations, including investments and developments (whether direct or through private funds), on a standalone basis without recourse to or reliance on the corporation.

CAPITALIZATION
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Consolidated Capitalization – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At December 31, 2017, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization – reflects the amount of recourse debt held in the corporation and our issued and outstanding common and preferred shares. At December 31, 2017, 78% of our corporate capitalization is common and preferred equity, which totaled $28.2 billion (2016 – $26.5 billion).
Capitalization at Our Share – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments. Capitalization at our share is a non-IFRS measure. We present a reconciliation of capitalization at our share to consolidated capitalization in the Glossary of Terms.

69 BROOKFIELD ASSET MANAGEMENT

The following table presents our capitalization on a consolidated, corporate and our share basis:

		Consolidated[1]		Corporate[1]		Our Share[1]
AS AT DEC. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Corporate borrowings	i	$5,659	$4,500	$5,659	$4,500	$5,659	$4,500
Non-recourse borrowings
Property-specific borrowings	i	63,721	52,442	—	—	30,210	26,410
Subsidiary borrowings	i	9,009	7,949	—	—	5,711	5,231
		78,389	64,891	5,659	4,500	41,580	36,141
Accounts payable and other		17,965	11,915	2,140	1,901	10,880	7,714
Deferred tax liabilities		11,409	9,640	160	246	5,204	4,572
Capitalization associated with assets held for sale		1,424	127	—	—	703	23
Subsidiary equity obligations		3,661	3,565	—	—	1,648	1,828
Equity
Non-controlling interests		51,628	43,235	—	—	—	—
Preferred equity	ii	4,192	3,954	4,192	3,954	4,192	3,954
Common equity	iii	24,052	22,499	24,052	22,499	24,052	22,499
		79,872	69,688	28,244	26,453	28,244	26,453
Total capitalization		$192,720	$159,826	$36,203	$33,100	$88,259	$76,731

1.	See definition in Glossary of Terms on page 103
i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term		Consolidated
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Term debt	4.6%	4.8%	10	8	$5,594	$4,529
Revolving facilities	1.6%	—%	4	4	103	—
Deferred financing costs	n/a	n/a	n/a	n/a	(38)	(29)
Total					$5,659	$4,500
As at December 31, 2017, corporate borrowings included term debt of $5.6 billion (2016 – $4.5 billion) which had an average term to maturity of 10 years (2016 – eight years). Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2019 until 2047. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.
The average interest rate on our term debt was 4.6% at December 31, 2017 (2016 – 4.8%). The increase in the term debt balance compared to the prior year is primarily due to the issuance of $750 million and $550 million notes and $196 million of foreign currency appreciation, partially offset by the repayment of $250 million and C$250 million of term debt.
Subsequent to December 31, 2017, we issued $650 million and $350 million notes with maturities of 2028 and 2047, respectively. As a result of these note issuances, our average rate is unchanged and our average term on corporate borrowings increased to 11 years.
We also had $103 million commercial paper and bank borrowings outstanding at December 31, 2017 (2016 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. As at December 31, 2017, approximately $79 million of the facilities were utilized for letters of credit (2016 – $61 million).

2017 ANNUAL REPORT 70

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the corporation.

	Average Rate		Average Term		Consolidated
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Real estate	4.4%	4.5%	4	4	$37,235	$34,322
Renewable power	5.9%	6.6%	9	8	14,230	7,963
Infrastructure	4.7%	4.9%	8	9	9,010	7,901
Private equity and other	6.7%	4.4%	6	3	2,898	1,836
Residential development	9.6%	8.6%	2	1	348	420
Total	4.9%	4.9%	6	5	$63,721	$52,442
Property-specific borrowings increased by $11.3 billion during 2017 due to $8.6 billion of borrowings assumed on or issued in conjunction with acquisitions offset by repayment of amounts previously drawn on revolving or term bank facilities. The additional borrowings in our renewable power operations are primarily related to the acquisition of a global wind and solar business. The additional borrowings in our infrastructure operations are primarily related to the acquisition of a large regulated gas transmission business. In addition to acquisitions, the remainder of the increase is driven by increased drawings on subscription facilities, additional debt assumed for growth capital expenditures and the impact of foreign exchange. These increases were partially offset by asset dispositions across the business.
For property-specific borrowings, we generally match the term of the debt to the term of the leases or contracts, as applicable, in the associated investments, however this is often offset by development projects, planned asset dispositions, and markets with shorter debt terms, such as Australia.
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Rate		Average Term		Consolidated
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Real estate	3.3%	2.9%	2	2	$3,214	$2,765
Renewable power	4.5%	3.9%	6	6	1,665	2,029
Infrastructure	3.1%	3.4%	4	3	2,102	1,002
Private equity	3.9%	4.6%	2	2	380	538
Residential development	6.3%	6.4%	5	6	1,648	1,615
Total	4.1%	4.1%	4	4	$9,009	$7,949
Subsidiary borrowings generally have no recourse to the corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings increased by $1.1 billion as our subsidiaries drew on their credit facilities used to fund investments and growth initiatives in the prior year, and a C$700 million issuance in BIP during the first half of 2017.
Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions.

71 BROOKFIELD ASSET MANAGEMENT

The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
	2017		2016		2017		2016
AS AT DEC. 31 (MILLIONS)	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$5,556	4.8%	$4,500	1.6%	$103	—%	$—
Property-specific borrowings	5.0%	33,106	5.2%	28,531	4.8%	30,615	4.6%	23,911
Subsidiary borrowings	4.8%	4,800	5.1%	4,570	3.2%	4,209	2.7%	3,379
Total	5.0%	$43,462	5.1%	$37,601	4.6%	$34,927	4.4%	$27,290
Our average floating interest rate associated with property-specific borrowings increased from the prior year due to rises in the underlying floating rate indexes, on which many of our floating rates are based upon.
From time to time, the businesses enter into interest rate contracts to swap their floating debt to fixed. As at December 31, 2017, our share of debt outstanding net of swaps is over 80% fixed.
Interest Rate Profile
As at December 31, 2017, our share of the net floating rate liability position was $6.2 billion (2016 – $7.5 billion). As a result, a 50 basis-point increase in interest rates would decrease FFO by $31 million (2016 – $37 million). Notwithstanding our practice of matching funding of long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.
The impact of a 50 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase FFO by $31 million, based on our positions at December 31, 2017 (2016 – $26 million).
We have continued to take advantage of low long-term rates to fix the coupons on floating rate debt and near-term maturities. This has resulted in an increase in our current borrowing expense, but we believe this will result in lower costs in the long term. Throughout the year we completed approximately $19 billion of debt and preferred share financings, related to our share of the portfolio. These refinancing activities have enabled us to extend or maintain our average maturity term at favorable rates. Approximately $9 billion of the asset-specific financings and $0.7 billion of our preferred shares issued have fixed rate coupons.
As at December 31, 2017, we held a $2.2 billion notional amount (2016 – $2.6 billion) of interest rate contracts, $1.5 billion relating to our share (2016 – $1.7 billion), to lock in the risk-free component of interest rates for projected debt refinancings over the next three years at an average risk-free rate of 1.6% (2016 – 1.5%). The effective rate will be approximately 4.1% (2016 – 4.2%) at the time of issuance, which reflects the premium relating to the slope of the yield curve during this period. This represents approximately 21% of expected issuance into the North American and U.K. markets (2016 – 31%) at our share in the next three years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond, such that a 50 basis-point increase in the interest rate would result in a $109 million positive mark-to-market (2016 – $129 million), of which $74 million net to Brookfield (2016 – $85 million) would be recorded in other comprehensive income.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT DEC. 31 ($ MILLIONS)		2017	2016	2017	2016
Fixed rate-reset	Perpetual	4.2%	4.4%	$2,912	$2,669
Fixed rate	Perpetual	4.8%	4.8%	749	753
Floating rate	Perpetual	2.3%	2.0%	531	532
Total		4.1%	4.2%	$4,192	$3,954
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2017 was 284 basis points.

2017 ANNUAL REPORT 72

On September 13, 2017, the company issued 12.0 million Series 48 fixed rate-reset preferred shares with an initial dividend rate of 4.75% for gross proceeds of C$300 million.
During the year we repurchased 184,979 and 210,409 of our perpetual and fixed rate-reset preferred shares, respectively, with a face value of $8.5 million.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the years are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Outstanding, beginning of year	958.2	961.3
Issued (repurchased)
Repurchases	(3.5)	(4.7)
Long-term share ownership plans[1]	3.8	1.3
Dividend reinvestment plan and others	0.3	0.3
Outstanding, end of year	958.8	958.2
Unexercised options and other share-based plans[1]	47.5	43.8
Total diluted shares, end of year	1,006.3	1,002.0

1.	Includes management share option plan and restricted stock plan
The company holds 30.6 million Class A shares (2016 – 27.8 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 9.2 million (2016 – 4.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2017 and 2016, resulting in a net reduction of 21.4 million (2016 – 23.6 million) diluted shares outstanding.
During 2017, 7.0 million options were exercised, of which 6.6 million were exercised on a net-settled basis, resulting in the cancellation of 3.7 million vested options.
The cash value of unexercised options was $901 million as at December 31, 2017 (2016 – $828 million) based on the proceeds that would be received on exercise of the options.
As of March 29, 2018, the corporation had outstanding 956,955,414 Class A shares and 85,120 Class B shares. Refer to Note 21 to the consolidated financial statements for additional information on equity.
LIQUIDITY
Capital Requirements
On a consolidated basis, our two largest normal course capital requirements are the funding of acquisitions and debt maturities. As an asset manager, most of our acquisitions are completed by private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or our managed entities such as our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

73 BROOKFIELD ASSET MANAGEMENT

Core Liquidity
Our primary sources of liquidity, which we refer to as core liquidity, consists of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities at the corporate and listed partnership level.
We include our principal subsidiaries BPY, BIP, BEP and BBU in assessing our overall liquidity, because of their role in funding acquisitions both directly and through our private funds. The following table presents core liquidity on a corporate and segment basis:

AS AT DEC. 31 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2017	2016
Cash and financial assets, net	$2,255	$40	$327	$205	$391	$3,218	$2,592
Undrawn committed credit facilities	1,748	910	812	1,139	230	4,839	6,375
Core liquidity	4,003	950	1,139	1,344	621	8,057	8,967
Uncalled private fund commitments	—	9,126	2,354	5,437	1,674	18,591	19,904
Total liquidity	$4,003	$10,076	$3,493	$6,781	$2,295	$26,648	$28,871
We continue to maintain elevated liquidity levels along with client commitments in our private funds, which totaled $18.6 billion at the end of the period, because we continue to pursue a number of attractive investment opportunities.
Corporate Core Liquidity
As at December 31, 2017, core liquidity at the corporate level was $4.0 billion, consisting of $2.3 billion in cash and financial assets, net of deposits and other liabilities, and $1.7 billion in undrawn credit facilities. Corporate level liquidity is readily available for use without any material tax consequences.
We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on the following page. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means. Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive proceeds from time to time from the sale of directly held assets and in the form of realized carried interest from asset sales within private funds.

2017 ANNUAL REPORT 74

During 2017, we have earned $896 million of fee related earnings. We received $1.3 billion in distributions from our listed subsidiaries during 2017 and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $145 million. Interest expense and preferred share distributions totaled $261 million and $145 million, respectively, and corporate operating expenses, cash taxes and other investment income totaled $30 million. We paid $540 million in cash dividends on our common equity in 2017, which excludes the non-cash special dividend of $102 million associated with the spin-out of our specialty insurance business. Earnings and distributions received by the corporation are available for distribution or reinvestment and are as follows:

FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)
Asset management
Fee revenues	$1,368
Direct costs	(472)
Fee related earnings	896
Realized carried interest	74
Asset management FFO	970

Invested capital
Cash distributions received from listed issuers	1,276

Capitalization, net
Financial asset earnings	145
Corporate costs, cash taxes and other	(30)
Corporate interest expense	(261)
Corporate FFO	(146)
Preferred share dividends	(145)
(291)

Available for distribution/reinvestment[1]	$1,955

1.	See definition in Glossary of Terms on page 103
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT DEC. 31, 2017 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Units	Distributions Per Unit[1]	Distributions (Current)[2]	Distributions (Actual)
Distribution from listed investments
Brookfield Property Partners[3]	69.4%	488.0	$1.26	$691	$652
Brookfield Renewable Partners	60.2%	188.4	1.96	369	350
Brookfield Infrastructure Partners	29.9%	117.7	1.88	221	195
Brookfield Business Partners	68.0%	87.9	0.25	22	21
Norbord	40.3%	34.8	1.91	66	52
Acadian	44.9%	7.5	0.87	7	6
				1,376	1,276
Financial assets and other[4]	Various	Various	Various	141	145
Total				$1,517	$1,421

1.	Based on current distribution policies as announced in February 2018

2.
Distribution (current) is calculated by multiplying units held as at December 31, 2017 by distributions per unit. BPY’s distribution (current) include $76 million of preferred share dividends received by the corporation

3.
Quoted value includes $1.3 billion of preferred shares and distributions includes $76 million of preferred distributions. Fully diluted ownership is 63.8%, assuming conversion of convertible preferred shares held by a third party

4.	Includes cash and cash equivalents, financial assets net of deposits, and other listed private equity investments

75 BROOKFIELD ASSET MANAGEMENT

Segmented Core Liquidity
We hold virtually all of the balance sheet capital deployed in our private funds and operating assets through our principal listed partnerships, BPY, BIP, BEP and BBU. Each of these entities maintains significant liquidity in the form of cash and credit lines in order to pursue investment opportunities. They have the ability to raise capital in public markets in the form of common equity, perpetual preferred equity and medium to long-term debt. As perpetual entities they are also able to raise funds through assets sales and recycle this capital into new investments generating higher returns.
The core liquidity of our listed partnerships, including proceeds of asset dispositions, private fund distributions and financings, is typically retained by each listed partnership and is not distributed to the corporation or other unitholders. Should we, through our controlling interest, choose to repatriate this liquidity, the corporation would receive its proportionate share as a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the corporation.
Commitments
Commitments in our private funds include commitments made by us or our managed entities such as our listed partnerships. Generally, these commitments are expected to be funded by BPY, BEP, BIP and BBU. As at December 31, 2017 the company had commitments of $8.4 billion to funds, of which $8.1 billion is expected to be funded by managed entities and the balance of $288 million by the corporation. In addition, we had $18.6 billion of private fund commitments from third-party investors to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.
As discussed further on pages 92 and 93, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

2017 ANNUAL REPORT 76

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Operating activities	$4,005	$3,083
Financing activities	8,185	6,993
Investing activities	(11,394)	(8,557)
Change in cash and cash equivalents	$796	$1,519
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totaled $4.0 billion in 2017, a $0.9 billion increase from 2016. Operating cash flow prior to non-cash working capital and residential inventory was $5.1 billion during the current year, which was $1.3 billion higher than 2016 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the year.
Financing Activities
The company generated $8.2 billion of cash flows from financing activities during 2017, as compared to $7.0 billion in 2016. Our subsidiaries issued $26.3 billion (2016 – $23.8 billion) and repaid $21.6 billion (2016 – $20.4 billion) of property-specific and subsidiary borrowings, for a net issuance of $4.7 billion (2016 – $3.4 billion) during the year. We raised $9.5 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, as well as $0.8 billion of short-term borrowings backed by private fund commitments, and returned $7.2 billion to our investors in the form of either distributions or return of capital. Most of the activity related to the acquisitions was within our real estate and infrastructure funds. The corporation issued $1.3 billion of notes, the proceeds of which were partially used to repay other notes that came to maturity.
Investing Activities
During 2017, we invested $21.5 billion and generated proceeds of $9.5 billion from dispositions for net cash deployed in investing activities of $12.0 billion. This compares to net cash investments of $8.4 billion in 2016. We acquired $10.3 billion of consolidated subsidiaries across our various strategies within our real estate, infrastructure, renewable power, and private equity operations, as well as $2.7 billion of equity accounted investments during 2017. We continued to acquire financial assets, which represent a net outflow of $1.8 billion, relating to investments in debt and equity securities. Disposition proceeds included $2.9 billion from our real estate operations. Investing activities in the prior year included the acquisitions of various subsidiaries including a North American gas storage business, a U.S. regional retail mall business, and two portfolios of hydroelectric generation assets in Colombia and Pennsylvania.

77 BROOKFIELD ASSET MANAGEMENT

CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2017 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$—	$478	$278	$4,903	$5,659
Accounts payable and other	773	25	12	1,330	2,140
Interest expense[1]
Corporate borrowings	259	494	462	1,433	2,648

Non-recourse Obligations
Principal repayments
Non-recourse borrowings
Property-specific borrowings	8,800	15,175	14,228	25,518	63,721
Subsidiary borrowings	1,956	2,520	2,536	1,997	9,009
Subsidiary equity obligations	76	53	1,001	2,531	3,661
Accounts payable and other
Capital lease obligations	22	42	17	63	144
Accounts payable and other	10,353	2,329	1,506	1,493	15,681
Commitments	1,193	1,148	147	71	2,559
Operating leases[2]	218	350	303	2,907	3,778
Interest expense[1]
Non-recourse borrowings	3,248	5,024	3,575	5,314	17,161
Subsidiary equity obligations	226	428	340	322	1,316

1.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

2.	Operating land leases with agreements largely expiring after the year 2065 totaled $1.7 billion as at December 31, 2017

The recourse obligations, those amounts that have recourse to the corporation, which are due in less than one year totaled $1.0 billion (2016 – $1.5 billion) and will be funded through working capital and cash flows from operating activities.
The corporation is required under certain circumstances to purchase BPY’s preferred equity units at redemption, as described below. Accordingly, commitments in 2017 include $203 million, which represents the carrying value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1,597 million was recorded within subsidiary equity obligations. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.
The corporation entered into arrangements in 2014 with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.
Commitments of $2.6 billion (2016 – $1.5 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. These commitments shall be funded through the cash flows of company’s subsidiaries.

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The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
Our wholly owned energy marketing group has committed to purchase power and other wind generation produced by BEP as previously described on page 58.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

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PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Accounting Policies
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, including new and revised standards issued by the IASB, judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2017 consolidated financial statements.
Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities.
As a result, we include 100% of the revenues and expenses of these entities in our consolidated statements of operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests. On the other hand, revenues earned, and expenses paid between us and our subsidiaries, such as asset management fees, are eliminated in our consolidated statements of operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within Consolidated Statements of Comprehensive Income as equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.

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Accounting Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

i.	Investment Properties
We classify the vast majority of the property assets within our core office, core retail and opportunistic portfolios as investment properties. We determine investment property valuations by undertaking one of two accepted methods: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a terminal capitalization rate, typically used for our office, retail and industrial assets; or (ii) undertaking a direct capitalization approach, typically used for our multifamily, triple net lease, self-storage, student housing and manufactured housing assets, whereby a capitalization rate is applied to current cash flows.
Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. The underlying cash flow models for each investment are derived by management of each investment and are subject to detailed reviews as part of the business planning process. Many of the assets are subject to long-term leases, which form the basis of the cash flows. The majority of property cash flows are comprised of contracted leases with our core real estate portfolio having a combined 94.6% occupancy level and an average seven-year lease life. External market data is utilized when determining the cash flows associated with lease renewals. We also verify our discount rates and capitalization rates by comparing to market data, third-party reports and research material and brokers’ opinions. In certain circumstances, these rates are prepared by third-party consultants for specific assets.
These valuations are subject to various layers of review at the regional and business group senior management level. The models supporting the valuation process include a number of different inputs and variables, such as assumptions prepared at the property level for renewal probabilities, future leasing rates and capital expenditures, which are prepared by the relevant investment professionals and reviewed by the portfolio manager of the respective asset class, including an in-depth review of the valuations with the supporting quantitative and qualitative analysis. Once approved by the investment teams, the respective portfolio managers present the valuations to the real estate group senior management for final approval.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2017, 197 of our properties were externally appraised, representing $47 billion of assets; external appraisals were 1% higher, in aggregate, than management’s valuations.
Gains or losses on revaluation of investment properties are reflected in net income. The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Real Estate segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. The following table presents the major contributors to the period-over-period variances for our investment properties.
The determination of fair value requires the use of estimates, as described above, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

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The key valuation metrics of our real estate assets at the end of 2017 and 2016 are summarized below.

	Core Office		Opportunistic and Other		Weighted Average
AS AT DEC. 31	2017	2016	2017	2016	2017	2016
Discount rate	6.9%	6.7%	7.3%	7.6%	7.1%	7.1%
Terminal capitalization rate	5.8%	5.6%	7.0%	7.6%	6.2%	6.2%
Investment horizon (years)	11	12	9	10	10	11
The following table presents the impact on the fair value of our investment properties as at December 31, 2017 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT DEC. 31, 2017 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$14,827	$795
Canada	4,597	251
Australia	2,480	141
Europe	1,040	—
Brazil	327	36
Opportunistic and other
Opportunistic Office	8,590	286
Opportunistic Retail	3,412	116
Industrial	1,942	78
Multifamily	3,925	196
Triple Net Lease	4,804	166
Self-storage	1,854	69
Student Housing	1,353	55
Manufactured Housing	2,206	91
Other investment properties	5,513	170
Total	$56,870	$2,450

ii.	Revaluation Method for PP&E
When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 1 of this MD&A.
Renewable Power
Our renewable power facilities are classified as PP&E and are adjusted to fair value on an annual basis. Within our renewable power group, we take a discounted cash flow approach to value our assets, starting with our business plan as the basis for our cash flows. The approach is a 20-year discounted cash flow, with a terminal value that is determined, where appropriate, using the Gordon growth model for perpetual assets, such as hydroelectric facilities, and residual asset value for finite lived assets, such as wind farms. Key inputs into the model include forward merchant power prices, terminal capitalization and discount rates.
We take a bottom-up valuation approach, starting at the operating level with local professionals, involving multiple levels of review at the regional and business group senior management level. We assess the assumptions used in our models on an asset-by-asset basis; for example, our discount rates, which are adjusted based on asset level and regional considerations, are compared to those used by third-party valuators for reasonableness, while our capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.

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Estimated future energy pricing is a critical assumption in the valuation models. We consider the contract pricing for the proportion of our revenue that is subject to power purchase agreements. For the remaining pricing, referred to as merchant pricing, we use a mix of external data and our own estimates to derive the price curves.
Short-term merchant revenue forecasts consist of four years of externally sourced broker quotes in North America, two years of gas pricing in Europe, and a combination of short-term contracts and local market pricing in South America.
Long-term pricing is driven by the economics required to support new entrants into the various power markets in which we operate.  Our long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2021 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. For the North American and European businesses, we have estimated our renewable assets will contract at discount to new-build wind prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydro facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for co-gen and biomass facilities is based on fuel available and price, relative to revenue forecasts.
We also perform market comparisons at both the asset level, where we compare EBITDA multiples and value per MW to recent market transactions, and on a portfolio basis, where we compare the valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. Specifically, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region.
The results of the valuation are confirmed through the use of a third-party valuator which provides an opinion on the reasonableness of the valuation method and results. Each year we have a valuation report provided on approximately one-third of the assets, providing a reasonableness opinion in the range of +/– 10%. We compare our valuations to this report, along with other inputs, ensuring that they are within the reasonable range.
The revaluation of property, plant and equipment in our renewable power operations resulted in a $374 million increase in the recorded fair value, primarily attributed to the accelerated realization of operating cash flows and operational improvements in our Brazilian business, offset by an increase in discount rates in North America.
The key valuation metrics of our hydro and wind generating facilities at the end of 2017 and 2016 are summarized below.

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2017	2016	2017	2016	2017	2016	2017	2016
Discount rate
Contracted	4.9 – 6.0%	4.8 – 5.5%	8.9%	9.2%	11.3%	n/a	4.1 – 4.5%	4.1 – 5.0%
Uncontracted	6.5 – 7.6%	6.6 – 7.2%	10.2%	10.5%	12.6%	n/a	5.9 – 6.3%	5.9 – 6.8%
Terminal capitalization rate[1]	6.2 – 7.5%	6.3 – 6.9%	n/a	n/a	12.6%	n/a	n/a	n/a
Exit date	2037	2036	2032	2031	2037	n/a	2031	2031

1.	The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia

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The following table presents the impact on fair value of property, plant and equipment in our Renewable Power segment as at December 31, 2017 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices:

AS AT DEC. 31, 2017 (MILLIONS)
25 bps change in discount and terminal capitalization rates[1]
North America	$977
Colombia	180
Brazil	50
Europe	20
5% change in electricity prices
North America	919
Colombia	310
Brazil	70
Europe	20

1.	Terminal capitalization rate applies only to hydroelectric assets in in North America and Colombia
Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2017 is 15 years (2016 – 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
Infrastructure
We value the PP&E within our Infrastructure segment on an annual basis using the DCF approach. The majority of our infrastructure assets are subject to contractual and regulatory frameworks that underpin the cash flows. We will also include the benefits of development projects for existing in-place assets, to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.
The valuations are determined using a bottom-up approach. The underlying cash flow models are derived by management of each business and are subject to detailed reviews as part of the business planning process. The DCF models supporting the revaluation process include a number of different inputs and variables. Controls around the DCF models include review of the supporting quantitative and qualitative analysis, as well as testing the mechanical accuracy thereof by appropriate finance personnel and investment professionals. The portfolio management team present the valuations to the infrastructure CEO, COO and CFO for approval.
As part of our process, we analyze comparable market transactions that we can consider for the purposes of benchmarking our analysis. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions to assess whether our valuations are appropriate. On an overall segment level, we also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
We obtain third-party appraisals on the assets that are held through private funds on a three-year rotating basis. This covers approximately 65% of equity held by our infrastructure group. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value. This is primarily because a significant portion of our infrastructure operation’s assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value, unless these relate to improvements on existing PP&E.
The revaluation of PP&E within our Infrastructure segment resulted in a $430 million increase in the value of our infrastructure assets in 2017. The increase was primarily due to growth capital deployed in the year, higher cash flows in our U.K. regulated distribution business and increased volumes following the completion of development initiatives across the portfolio.

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The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
AS AT DEC. 31	2017	2016	2017	2016	2017	2016
Discount rate	7 – 12%	7 – 12%	10 – 15%	10 – 17%	12 – 15%	9 – 14%
Terminal capitalization multiples	7x – 21x	7x – 18x	9x – 14x	8x – 14x	8x – 13x	10x – 12x
Investment horizon / Termination valuation date (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10
Real Estate
Real estate’s PP&E assets primarily consist of hotel and resort operations, and these hospitality properties are accounted for under the revaluation model. Fair values of hospitality properties are determined internally on an annual basis using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include, for example, any associated intangible assets.
Revaluation within our real estate PP&E increased the fair value of our hospitality assets by $59 million. The increase was due capital improvements completed during the year, which improved the physical condition and replacement cost of the properties.
Private Equity
PP&E assets included within our private equity operations are recorded at amortized historic cost or the lower of cost and net realizable value. PP&E in our private equity operations decreased by $863 million primarily due to the deconsolidation of Norbord, sales of two subsidiaries and depreciation expenses, partially offset by increases through acquisitions of subsidiaries made during the year.

iii.	Sustainable Resources
The fair value of standing timber and agricultural assets is based on the following estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

iv.	Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity. Financial assets and liabilities may be classified as level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 – Fair Value of Financial Instruments within the notes to the financial statements for additional information.
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

v.	Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

vi.	Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investment, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.

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Accounting Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

i.	Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

ii.	Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

iii.	Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

iv.	Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in the IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

v.	Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

vi.	Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized, or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.

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vii.	Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

viii.	Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2017 and based on that assessment concluded that, as of December 31, 2017, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2017. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2017 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The 2017 consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of December 31, 2017, and of the development and performance of the business for the financial year then ended.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
The only significant related party transactions of the corporation during the years ended December 31, 2017 and 2016 is as follows:

•
In connection with our open-ended real estate fund launched in 2016, BPY contributed certain operating buildings and development projects for net proceeds of approximately $500 million, which was received in the form of cash and limited partner interest in the fund. We are the general partner of the fund and will earn fees for the management of this fund. This fund is equity accounted for in the consolidated financial statements of the company.

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PART 6 – BUSINESS ENVIRONMENT AND RISKS
This section contains a review of certain aspects of the business environment and risks that could affect our performance.
The following is a review of certain risks that could materially adversely impact our business, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.
a)    Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments (including in the market price of our publicly traded affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the corporation and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.
b)    Reputation
Actions or conduct that have a negative impact on clients’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain client capital.
The growth of our asset management business relies on continuous fundraising for various private and public investment products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities we manage. If we are unable to continue to raise capital from third-party investors, either privately, publicly or both, and otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flow and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed entities, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from our managed entities as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
Because of our various lines of businesses and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest greater than that to which we would otherwise be subject if we had just one line of business or investment product. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including client capital and the corporation’s own capital. In addition, the senior management team of the corporation and its affiliates has their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the corporation or on behalf of clients in entities managed by the corporation. In addressing these conflicts, we have implemented certain policies and procedures that may be ineffective at mitigating actual, potential or perceived conflicts of interest, or reduce the positive synergies that we cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. Appropriately dealing with conflicts of interest for an asset manager like us is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. There has been enhanced regulatory scrutiny of asset manager conflicts in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us.

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The governing agreements of our private funds provide that, subject to certain conditions, third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund for convenience. Any negative impact to our reputation would be expected to increase the likelihood that a private fund could be terminated by investors for convenience. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.
We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our managed entities invest, including historical misconduct prior to our investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
c)    Asset Management
Investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management, or growth in fee bearing capital could be adversely impacted by poor product development or marketing efforts.
Our value investing strategy focuses on acquiring high-quality businesses on a value basis, executing operational improvements and exiting through a competitive process that optimizes value. The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. In addition, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, and/or be unable to quickly and effectively integrate new acquisitions into our existing operations or exit from the investment on favorable terms.

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In addition, liabilities may exist that we or our managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
We pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
If any of our managed entities perform poorly, our fee-based revenue and cash flows would decline. Moreover, we could experience losses on our own capital invested in our managed entities. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed entities to the extent those concentrated investments are in assets or regions that experience a market dislocation.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we can find new investors. Certain institutional investors may prefer to in source and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments. If we cannot raise capital from third-party investors, we may be unable to deploy capital into investments and collect management fees, and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
In pursuing investment returns, we and our managed entities face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fee structures, including with respect to base management fees, carried interest or other terms. Some of our competitors may be more successful than us in the development and implementation of new or alternative technology that impacts the demand for, or use of, the businesses or assets that we own and operate. These pressures could reduce investment returns and negatively affect our overall results of operations, cash flows and financial condition. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes.
d)    Temporary Investments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management franchise.
We periodically enter into agreements that commit us to acquire assets or securities in order to support our asset management franchise. For example, we may acquire an asset suitable for a particular managed entity that we are fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. Or, as another example, for a particular acquisition transaction we may commit capital as part of a consortium alongside certain of our managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management franchise. By leveraging the corporation’s financial position to make temporary investments we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the corporation’s initial equity participation.
While it is often our intention in these arrangements that the corporation’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest as we intended and be required to take or keep ownership of an asset for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

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e)    Laws, Rules and Regulations
Failure to comply with regulatory requirements could result in financial penalties, loss of business, and/or damage to our reputation.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us or our publicly listed affiliates to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.
Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry recently has been the subject of heightened scrutiny, and the SEC has specifically focused on asset managers. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions, including the United States, have proposed de-regulation, it is difficult to predict the timing and impact of any such de-regulation, and we may not materially benefit from any such changes.
Our asset management business is not only regulated in the United States, but also in other jurisdictions where we conduct operations including the EU, the U.K., Canada, Brazil and Australia. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further regulations in the future. These regulations may impact how we market our managed entities in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor distributions. Such regulations may also prescribe certain capital requirements on our managed entities, and conditions on the leverage our managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional compliance burdens and expense for us and could reduce our operating flexibility and fundraising opportunities.
We acquire and develop primarily real estate, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker dealer.
The advisors of certain of our managed entities are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become registered as an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make; and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities) and issuing certain securities, be required to limit the amount of investments that we make as principal and face other limitations on our activities.

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f)    Governmental Investigations and Anti-Bribery and Corruption
Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal in this area, the results of which cannot be predicted.
Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed entities invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
g)    Foreign Exchange
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position. In addition, we are active in certain markets whose economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income.

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We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
h)    Interest Rates
Rising interest rates could increase our interest costs.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.  Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In addition, interest rates remain at low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted.
i)    Financial and Liquidity
Cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.

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We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.
j)    Human Capital
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our asset management business.
In all of our markets, we face competition in connection with the attraction and retention of qualified employees. Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our senior management team has a significant role in our success and oversees the execution of our value investing strategy. Our ability to retain and motivate our management team or attract suitable replacements should any members of our management team leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management team or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed entities and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
k)    Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, the Korean Peninsula, from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member — e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, although the long-term impact on economic conditions is uncertain, Brexit may have an adverse effect on the rate of economic growth in the U.K. and continental Europe.

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Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazil, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Brazil, Europe, Asia and elsewhere.
l)    Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our managed entities, and the willingness of investors to invest in our managed entities. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.
Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could also face reputational risk as a result of negative media coverage of our tax planning or otherwise.
The corporation endeavors to be considered a “qualified foreign corporation” for U.S. federal income tax purposes and for the corporation’s dividends to therefore be considered generally eligible for “qualified dividend” treatment in the U.S. Whether dividends paid by the corporation will in fact be treated as “qualified dividends” for U.S. federal income tax purposes for a particular shareholder of the corporation will depend on that shareholder’s specific circumstances, including, but not limited to, the shareholder’s holding period for shares of the corporation on which dividends are received. The corporation provides no assurances that any or all of its dividends paid to shareholders will be treated as “qualified dividends” for U.S. federal income tax purposes.
m)    Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition.

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Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
n)    Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws, rules or regulations, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates, the rate and direction of economic growth, and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance.
Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by us and our managed entities; (iii) the value or performance of the investments made by us and our managed entities; and (iv) the ability of us and our managed entities to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash (such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage).
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.
o)    Health, Safety and the Environment
Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.
The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands, and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our businesses.

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We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us. Furthermore, where we do not legally control or significantly influence a portfolio company, or are otherwise involved in actively managing a business, we may have a limited ability to influence health, safety and environmental practices and outcomes.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we may become subject to more stringent laws and regulations in the future. Recent proposals to reduce or eliminate any such regulations are uncertain and may not necessarily provide any benefit to us. The occurrence of any adverse health and safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures.
As an owner and operator of real assets, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings against us.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders.
There is increasing stakeholder interest in environment, social and governance (“ESG”) factors and how they are managed. ESG factors include carbon footprints, human capital and labor management, corporate governance, gender diversity, and privacy and data security, among others. Investors or potential investors in our managed entities or in us may not invest given certain industries that we operate in. Increasingly, investors and lenders are incorporating ESG factors into their investment or lending process, respectively, alongside traditional financial considerations. If we are unable to successfully integrate ESG factors into our practices, we may incur a higher cost of capital or lower interest in our debt and/or equity securities.
Global ESG challenges such as carbon footprints, privacy and data security, demographic shifts, and regulatory pressures, are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise future public and private capital, and could be detrimental to our economic value and the value of our managed entities.
p)    Catastrophic Event/Loss and Cyber Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as deliberate cyber terrorism, could adversely impact our financial performance.
Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage, war or terrorism, which could materially adversely impact our operations.
Ongoing changes to the physical climate in which we operate may have an impact on our businesses. Changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, result in the imposition of new property taxes, or increase property insurance rates. Climate change may also give rise to changes in regulations and consumer sentiment that could have a negative impact on our operations by increasing the costs of operating our business. The adverse effects of climate change and related regulation at provincial or state, federal and international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.

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Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
We rely on certain information technology systems, including the systems of others with whom we do business, which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. In addition, cyber security has become a top priority for regulators around the world. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information systems are compromised, we could suffer a disruption in one or more of our businesses and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems, and those with whom we do business, violations of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows, and result in reputational damage.
q)    Dependence on Information Technology Systems
The failure of our information technology systems could adversely impact our reputation and financial performance.
We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.
r)    Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our managed entities may subject us, our managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

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s)    Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance, or D&O insurance, for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the corporation and its affiliates may enter into insurance policies as a group which are intended to provide coverage for the entire group. Since they are group policies, any payments under a policy could have a negative impact on other entities covered under the policy since they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
t)    Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines whose model is to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
u)    Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

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Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase, and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily business are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. For example, our hospitality business faces risks relating to hurricanes, earthquakes, tsunamis, and other natural and man-made disasters, the potential spread of contagious diseases such as the Zika virus, and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
v)    Renewable Power
We face risks specific to our renewable power activities.
Our renewable power operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A significant portion of our renewable power revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome.
In our renewable power operations there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
w)    Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, energy, communications infrastructure, timberlands and agriculture operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.

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Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by our infrastructure operations and the goods produced and sold by our timberlands and agriculture businesses. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
x)    Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.
Unfavorable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of income that they generate. Even with our support, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.
Our private equity funds may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction in which the business is involved will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price of the securities or other financial instruments in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, the private equity business may be required to sell its investment at a loss. Investments in some of the businesses we target may become subject to legal and/or regulatory proceedings and therefore our investment may be adversely affected by external events beyond our control.
Our private equity businesses include industrial operations that are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control, and commodity price declines can have a significant negative impact on these operations. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect our operating results and cash flows.
We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which may not materialize, and they face uncertainty related to contract award timing. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts. In our construction business, the ability of the private or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs.

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y)    Residential Development
We face risks specific to our residential development activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.

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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
References to the “corporation” represent Brookfield Asset Management Inc. References in these financial statements to “Brookfield,” “BAM,” “us,” “we,” “our” or the “company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities.
We refer to our shareholders as investors in the corporation and we refer to investors as investors of our private funds and listed issuers.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	Canary Wharf – Canary Wharf Group plc

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
We refer to BPY, BEP, BIP and BBU as listed issuers or listed partnerships.
Performance Measures
Definitions of performance measures, including non-IFRS measures and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are non-IFRS measures with the remainder to being IFRS measures or operating measures.
Accumulated unrealized carried interest is a non-IFRS measure that is determined based on cumulative fund performance to date. At the end of each reporting period, the company calculates the carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have actually been realized. We use this measure to provide insight into our potential to realize carried interest in the future.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carry interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT DEC. 31 (MILLIONS)	2017	2016	2015
Carry eligible capital	$42,357	$40,284	$25,000
Less:
Uncalled private fund commitments	(18,591)	(19,904)	(9,265)
Co-investments and other	(2,383)	(716)	(597)
Funds not yet at target preferred return	(2,508)	(7,190)	(4,001)
Adjusted carry eligible capital	$18,875	$12,474	$11,137
Assets under management refers to the total value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. This reflects the consolidated asset values of our consolidated subsidiaries as well as the gross asset value of asset that we classify as equity accounted investments but operate on behalf of our partners. This measure provides users with insight into the scale of our business.

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Available for distribution/reinvestment is a non-IFRS measure and is the sum of our Asset Management segment FFO and distributions received from our ownership of listed investments, net of Corporate FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business. The components of cash available for distribution/reinvestment are provided below:

AS AT DEC. 31, 2017 (MILLIONS)
Asset management FFO	$970
Corporate activities FFO	(146)
Dividends received from listed issuers	1,276
Preferred share dividends	(145)
Available for distribution/reinvestment	$1,955
Average in-place net rents are used to evaluate leasing performance within our Real Estate segment and are calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of rent escalations and free rent amortization.
Base management fees are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life. Base fees from listed partnerships are earned on the total capitalization of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. These entities each pay additional fees of 1.25% on the increase in capitalization above their initial capitalization of $11.5 billion, $8 billion and $1.4 billion, respectively. Base fees for BIP and BBU are 1.25% of total capitalization.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investment, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the corporation.
A reconciliation of consolidated capitalization to capitalization at our share is provided below:

AS AT DEC. 31 (MILLIONS)	2017	2016
Total consolidated capitalization	$192,720	159,826
Add: our share of debt of investments in associates	10,875	8,396
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(47,684)	(37,146)
Liabilities associated with assets held for sale	(606)	(49)
Accounts payable and other	(7,200)	(4,256)
Deferred tax liabilities	(6,205)	(5,068)
Subsidiary equity obligations	(2,013)	(1,737)
Non-controlling interests	(51,628)	(43,235)
Total capitalization at our share	$88,259	$76,731
Carried interest is a performance fee arrangement whereby we receive a percentage of investment returns, defined as total fund profit net of fees and expenses, generated within a private fund based on a contractual formula. We are eligible to earn carried interest once returns exceed performance hurdles, ranging from 6% to 10% (compounded annually). Once the fund has achieved the performance hurdles, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled, ranging from 10% to 20%.

2017 ANNUAL REPORT 104

Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) when those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Cash distributions received from listed issuers represent dividends paid to the company by our listed issuers, Norbord and Acadian based on their publicly disclosed distribution policies and our ownership levels.
Common equity/invested capital is the amount of common equity in our operating segments. We measure segment assets based on common equity by segment, which we consider to be the amount of invested capital allocated to each segment. We utilize common equity by segment to analyze our deconsolidated balance sheet and to assist in capital allocation decisions.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in GGP, Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the corporation and the listed partnerships. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the corporation and our issued and outstanding common and preferred shares.
Economic net income (“ENI”) is a non-IFRS measure used for our Asset Management segment and is the sum of fee related earnings and unrealized carried interest, net of associated costs (which are predominantly associated with employee long-term incentive plans). We utilize this measure as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios. We use this measure to evaluate the total value created within our funds in a period and it is a leading indicator for future growth of our Asset Management FFO. ENI is a widely used measure in the alternative asset management industry and we believe it provides investors a meaningful data point to benchmark the performance of our Asset Management segment against our peers.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Asset Management FFO	$970	$866
Less: Realized carried interest, net	(74)	(149)
Less: Realized disposition gains	—	(5)
Unrealized carried interest generated in the period, net	928	290
ENI	$1,824	$1,002
Economic ownership interest represents the company’s proportionate equity interest in our listed issuers which can include redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. REUs share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both invested and uninvested (i.e. uncalled) amounts, as well as amounts invested directly by investors (co-investments). We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.

105 BROOKFIELD ASSET MANAGEMENT

Fee related earnings is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues include base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$4,551	$3,338	$4.50	$3.28
Realized disposition gains recorded as fair value changes or prior periods	1,116	766	1.14	0.78
Non-controlling interest in FFO	(4,964)	(2,917)	(5.07)	(2.99)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	856	458	0.87	0.47
Fair value changes	(421)	130	(0.43)	0.13
Depreciation and amortization	2,345	2,020	2.39	2.07
Deferred income taxes	327	(558)	0.33	(0.56)
Total FFO	$3,810	$3,237	$3.74	$3.18
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

2017 ANNUAL REPORT 106

Incentive distributions are determined by contractual arrangements and are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC 31, 2017	Distribution Hurdles (per unit)			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.10	/	1.20	15% / 25%
TerraForm Power (TERP)	0.93	/	1.05	15% / 25%
Long-term average generation (“LTA”) is used in our Renewable Power segment and is determined based on its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, which vary from one period to the next.
Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain portfolios managed in our public securities activities. BBU performance fees are accrued quarterly, whereas performance fees within public security funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Realized carried interest represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is after direct costs, which include employee expenses and cash taxes.
Realized disposition gains/losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior year on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Uninvested capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, investors retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as pledged or allocated.
Unrealized carried interest is a non-IFRS measure and is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.

107 BROOKFIELD ASSET MANAGEMENT

The following table identifies the inputs of accumulated carried interest to arrive at unrealized carried interest generated in the period:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Adjusted Carry Eligible Capital	Adjusted Multiple of Capital[1]	Fund Target Carried Interest[2]	Current Carried Interest[3]
2017
Real Estate	$7,542	1.8x	20%	16%
Infrastructure	9,613	1.4x	20%	14%
Private Equity	1,720	2.7x	20%	20%
	$18,875
2016
Real Estate	$5,376	1.8x	20%	12%
Infrastructure	5,777	1.4x	20%	16%
Private Equity	1,321	1.5x	20%	6%
	$12,474
2015
Real Estate	$5,602	1.7x	20%	8%
Infrastructure	5,168	1.3x	20%	15%
Private Equity	14,230	2.3x	20%	20%
	$25,000

1.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining values to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 1.00 – 1.50% and our Opportunistic and Private Equity funds pay fees of 1.50 – 2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually

2.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end

3.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled

The following table summarizes the unrealized carried interest generated in the current and prior year:

	Accumulated Unrealized Carried Interest			Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2015	2017 vs 2016	2016 vs 2015
Real Estate	$904	$503	$345	$401	$158
Infrastructure	559	348	204	211	144
Private Equity	616	47	109	569	(62)
Accumulated unrealized carried interest	2,079	898	658	1,181	240
Less: associated expenses[1]	(649)	(322)	(223)	(327)	(99)
Accumulated unrealized carry, net	$1,430	$576	$435	854	141
Add: realized carried interest, net				74	149
Unrealized carried interest, net				$928	$290

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30 – 35% of carried interest generated
Unrealized carried interest, net is after direct costs, which include employee expenses and taxes.

2017 ANNUAL REPORT 108

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2017, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting for Manufactured Housing, Houston Center, Mumbai Office Portfolio, BRK, Greenergy, NTS, TerraForm Power, and TerraForm Global which were acquired during 2017, and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 13%, 11%, 37% and 12%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2017.
Brookfield’s internal control over financial reporting as of December 31, 2017, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2017. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2017.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 29, 2018
Toronto, Canada

109 BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 29, 2018 expressed an unmodified/unqualified opinion on those consolidated financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Manufactured Housing, Houston Center, Mumbai Office Portfolio, BRK, Greenergy, NTS, TerraForm Power and TerraForm Global, which were acquired during 2017 and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 13%, 11%, 37% and 12%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Manufactured Housing, Houston Center, Mumbai Office Portfolio, BRK, Greenergy, NTS, TerraForm Power and TerraForm Global.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

2017 ANNUAL REPORT 110

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 29, 2018

111 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 115 through 192 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 29, 2018
Toronto, Canada

2017 ANNUAL REPORT 112

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and December 31, 2016, the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

113 BROOKFIELD ASSET MANAGEMENT

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 29, 2018
Toronto, Canada

We have served as the Company’s auditor since 1971.

2017 ANNUAL REPORT 114

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2017	2016
Assets
Cash and cash equivalents	6	$5,139	$4,299
Other financial assets	6	4,800	4,700
Accounts receivable and other	7	11,973	9,133
Inventory	8	6,311	5,349
Assets classified as held for sale	9	1,605	432
Equity accounted investments	10	31,994	24,977
Investment properties	11	56,870	54,172
Property, plant and equipment	12	53,005	45,346
Intangible assets	13	14,242	6,073
Goodwill	14	5,317	3,783
Deferred income tax assets	15	1,464	1,562
Total Assets		$192,720	$159,826

Liabilities and Equity
Accounts payable and other	16	$17,965	$11,915
Liabilities associated with assets classified as held for sale	9	1,424	127
Corporate borrowings	17	5,659	4,500
Non-recourse borrowings
Property-specific borrowings	18	63,721	52,442
Subsidiary borrowings	18	9,009	7,949
Deferred income tax liabilities	15	11,409	9,640
Subsidiary equity obligations	19	3,661	3,565

Equity
Preferred equity	21	4,192	3,954
Non-controlling interests	21	51,628	43,235
Common equity	21	24,052	22,499
Total equity		79,872	69,688
Total Liabilities and Equity		$192,720	$159,826

115 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2017	2016
Revenues	22	$40,786	$24,411
Direct costs	23	(32,388)	(17,718)
Other income and gains		1,180	482
Equity accounted income	10	1,213	1,293
Expenses
Interest		(3,608)	(3,233)
Corporate costs		(95)	(92)
Fair value changes	24	421	(130)
Depreciation and amortization		(2,345)	(2,020)
Income taxes	15	(613)	345
Net income		$4,551	$3,338
Net income attributable to:
Shareholders		$1,462	$1,651
Non-controlling interests		3,089	1,687
		$4,551	$3,338
Net income per share:
Diluted	21	$1.34	$1.55
Basic	21	1.37	1.58

2017 ANNUAL REPORT 116

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2017	2016
Net income		$4,551	$3,338
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		278	(113)
Available-for-sale securities		95	649
Equity accounted investments	10	6	(52)
Foreign currency translation		439	1,236
Income taxes	15	11	(60)
		829	1,660
Items that will not be reclassified to net income
Revaluations of property, plant and equipment		934	824
Revaluation of pension obligations	16	4	(40)
Equity accounted investments	10	509	482
Income taxes	15	314	(113)
		1,761	1,153
Other comprehensive income		2,590	2,813
Comprehensive income		$7,141	$6,151
Attributable to:
Shareholders
Net income		$1,462	$1,651
Other comprehensive income		849	821
Comprehensive income		$2,311	$2,472

Non-controlling interests
Net income		$3,089	$1,687
Other comprehensive income		1,741	1,992
Comprehensive income		$4,830	$3,679

117 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in year:
Net income	—	—	1,462	—	—	—	—	1,462	—	3,089	4,551
Other comprehensive income	—	—	—	—	237	280	332	849	—	1,741	2,590
Comprehensive income	—	—	1,462	—	237	280	332	2,311	—	4,830	7,141
Shareholder distributions
Common equity	—	—	(642)	—	—	—	—	(642)	—	—	(642)
Preferred equity	—	—	(145)	—	—	—	—	(145)	—	—	(145)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,907)	(4,907)
Other items
Equity issuances, net of redemptions	38	(23)	(118)	—	—	—	—	(103)	238	7,193	7,328
Share-based compensation	—	52	(31)	—	—	—	—	21	—	4	25
Ownership changes	—	—	(152)	260	(106)	98	11	111	—	1,273	1,384
Total change in year	38	29	374	260	131	378	343	1,553	238	8,393	10,184
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in year:
Net income	—	—	1,651	—	—	—	—	1,651	—	1,687	3,338
Other comprehensive income	—	—	—	—	157	405	259	821	—	1,992	2,813
Comprehensive income	—	—	1,651	—	157	405	259	2,472	—	3,679	6,151
Shareholder distributions
Common equity	—	—	(997)	—	—	54	2	(941)	—	441	(500)
Preferred equity	—	—	(133)	—	—	—	—	(133)	—	—	(133)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,163)	(2,163)
Other items
Equity issuances, net of redemptions	12	(11)	(125)	—	—	—	—	(124)	215	7,649	7,740
Share-based compensation	—	53	(25)	—	—	—	—	28	—	7	35
Ownership changes	—	—	74	(301)	(194)	81	(31)	(371)	—	1,702	1,331
Total change in year	12	42	445	(301)	(37)	540	230	931	215	11,315	12,461
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

2017 ANNUAL REPORT 118

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2017	2016
Operating activities
Net income		$4,551	$3,338
Other income and gains		(1,180)	(482)
Share of undistributed equity accounted earnings		(481)	(618)
Fair value changes	24	(421)	130
Depreciation and amortization		2,345	2,020
Deferred income taxes	15	327	(558)
Investments in residential inventory		19	(243)
Net change in non-cash working capital balances		(1,155)	(504)
		4,005	3,083
Financing activities
Corporate borrowings arranged		1,284	869
Corporate borrowings repaid		(434)	(232)
Commercial paper and bank borrowings, net		103	(171)
Non-recourse borrowings arranged		26,251	23,826
Non-recourse borrowings repaid		(21,636)	(20,373)
Non-recourse credit facilities, net		819	(1,690)
Subsidiary equity obligations issued		419	9
Subsidiary equity obligations redeemed		(347)	(177)
Capital provided from non-controlling interests		9,488	10,554
Capital repaid to non-controlling interests		(2,295)	(2,905)
Preferred equity issuance		241	219
Preferred equity redemption		(7)	(6)
Common shares issued		15	14
Common shares repurchased		(124)	(148)
Distributions to non-controlling interests		(4,907)	(2,163)
Distributions to shareholders		(685)	(633)
		8,185	6,993
Investing activities
Acquisitions
Investment properties		(2,114)	(1,969)
Property, plant and equipment		(1,690)	(1,472)
Equity accounted investments		(2,718)	(1,237)
Financial assets and other		(4,623)	(3,747)
Acquisition of subsidiaries		(10,336)	(9,442)
Dispositions
Investment properties		2,906	4,014
Property, plant and equipment		66	65
Equity accounted investments		889	1,050
Financial assets and other		2,843	3,955
Disposition of subsidiaries		2,834	360
Restricted cash and deposits		549	(134)
		(11,394)	(8,557)
Cash and cash equivalents
Change in cash and cash equivalents		796	1,519
Net change in cash classified within assets held for sale		(20)	—
Foreign exchange revaluation		64	6
Balance, beginning of year		4,299	2,774
Balance, end of year		$5,139	$4,299

Supplemental cash flow disclosures
Income taxes paid		$402	$371
Interest paid		3,374	3,062

119 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
These financial statements were authorized for issuance by the Board of Directors of the company on March 29, 2018.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2017 as follows:
i.    Income Tax
The amendments to IAS 12, Income Taxes clarify the following aspects: (i) unrealized losses on debt instruments measured at fair value in the financial statements and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The company adopted the amendments on January 1, 2017, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
ii.    Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”), effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments were issued less than one year before the effective date, the company was required to provide comparative information when it first applies the amendments. The company has determined that there are no material impacts on its consolidated financial statements as the existing disclosures already include the material information required by the amendments.
c)    Future Changes in Accounting Standards
i.    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.
Management assessed the company’s revenue streams and has substantially completed accumulating, identifying and inventorying detailed information on contracts that may be impacted by the changes at the transition date. Management has also nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls. The key areas of focus within the context of the standard relate primarily to the identification of performance obligations and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations.

2017 ANNUAL REPORT 120

IFRS 15 requires a higher threshold of probability to be achieved with regards to recognizing revenue arising from variable consideration and claims and variations resulting from contract modifications compared to the current standards. It will therefore give rise to a delay in the recognition of revenue, particularly in our construction services business, which often comes with recognition uncertainty depending on the progress of our construction projects and gives rise to contract modifications that require customers’ approvals before revenue can be recognized. While revenue is currently recognized when it is probable that work performed will result in revenue, under the new standard revenue will be recognized when it is highly probable that a significant reversal of revenue will not occur as a result of these items. Significant judgments and estimates have been used to determine the impact, including the assessment of the probability of customer approval of variations and acceptance of claims and estimation of project completion dates. Despite this variability, a contract’s cash flows and overall profitability at completion will be the same under the new method as under the current method.
We will adopt the new revenue guidance effective January 1, 2018, using the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance of consolidated retained earnings as if the standard had always been in effect – comparative periods will not be restated. We expect a reduction in opening consolidated retained earnings of approximately $250 million, net of taxes.
ii.    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will allow more hedging strategies that are used for risk management purposes to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted.
A global team has evaluated the impact of adopting IFRS 9 on its consolidated financial statements and business processes. Management participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of the standard primarily focusing on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under the Standard. Changes resulting from the standard relating to hedge accounting have been evaluated centrally and we have determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting and, consequently, management is in the process of finalizing the hedge documentation for these relationships with the view to apply hedge accounting to these relationships prospectively commencing on January 1, 2018.
The company is finalizing the documented analysis and assessment of potential impacts to IT systems and internal controls. We will adopt IFRS 9 effective January 1, 2018, by recognizing the cumulative effect of initially applying the new standard as an increase to the opening balance of retained earnings as if the standard had always been in effect and whereby comparative periods will not be restated. No material adjustments are expected, and we expect that the adoption of IFRS 9 will have an immaterial impact to our net income on an ongoing basis.
iii.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of evaluating the impact of IFRS 16 on its consolidated financial statements.
iv.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company plans to adopt the standard using the prospective approach, and does not expect a material impact.

121 BROOKFIELD ASSET MANAGEMENT

v.    Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
d)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.
Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Transaction costs incurred in connection with the acquisition of control of a subsidiary are expensed immediately within fair value changes in the Consolidated Statements of Operations.
Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of

2017 ANNUAL REPORT 122

comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(j).
iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
e)    Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

g)	Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. We consider key management personnel, the Board of Directors and material shareholders to be related parties. See additional details in Note 28. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.

h)	Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs, or at fair values if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted income approach methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. The future cash flows of each property are based upon, among other things,

123 BROOKFIELD ASSET MANAGEMENT

rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.
Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.
ii.    Revaluation of Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost, or at fair values if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
iii.    Renewable Power Generation
Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to uncontracted revenue and markets into which power is sold.
Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis.
Depreciation on renewable power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Solar generating units	Up to 30
Other assets	Up to 60
Cost is allocated to the significant components of power generating assets and each component is depreciated separately.
The depreciation of property, plant and equipment in our Brazilian renewable power operations is based on the duration of the authorization or the useful life of a concession. The weighted-average remaining duration at December 31, 2017 is 15 years (2016 – 15 years). Land rights are included as part of the concession or authorization and are subject to depreciation.
iv.    Sustainable Resources
Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in accounts receivable and other on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 30 years. Fair value is determined based on felling plans, assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair

2017 ANNUAL REPORT 124

value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.
Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.
Land used in the production of standing timber, as well as bridges, roads and other equipment used in sustainable resources production are accounted for using the revaluation method and included in property, plant and equipment. Bridges, roads and equipment are depreciated over their useful lives, generally 3 to 30 years.
v.    Infrastructure
Utilities, transport, communication and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, communication and energy assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
Depreciation on utilities, transport, communication and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 70
Leasehold improvements	Up to 50
District energy systems and gas storage assets	Up to 50
Machinery, equipment, transmission stations and towers	Up to 40
Network systems	Up to 60
Rail and transport assets	Up to 40
The fair value and the estimated remaining service lives are reassessed annually.
Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
vi.    Real Estate – Hospitality Assets
Hospitality operating assets within our real estate operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.
Depreciation on hotel assets is calculated on a straight-line basis over the estimated useful lives of the components of the assets, which range from 5 to 50 years for buildings and building improvements, 13 to 15 years for land improvements and 2 to 15 years for other equipment.
vii.    Private Equity
The company accounts for its private equity property, plant and equipment using the cost model. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Buildings	Up to 50
Leasehold improvements	Up to 40
Machinery and equipment	Up to 20
Oil and gas related equipment	Up to 10

125 BROOKFIELD ASSET MANAGEMENT

viii.    Other Property, Plant and Equipment
The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment.
Depreciation on other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.
Oil and natural gas pre-licensing costs incurred before the legal right to explore a specific area have been obtained are expensed in the period in which they are incurred. Once the legal right to explore has been acquired and development and exploration costs commence, attributable costs are capitalized. The net carrying value of oil and gas properties is depleted using the production method based on estimated proved plus probable oil and natural gas reserves.
ix.    Inventory
Private Equity
Fuel inventories within our Private Equity segment are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in direct costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
Real Estate
Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
Residential Development
Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes. In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development. Indirect costs are allocated to homes or lots based on the number of units in a community.
Land and housing assets are recorded at the lower of cost and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

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x.    Other Financial Assets
Other financial assets are classified as fair value through profit or loss, available for sale or at amortized cost depending on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available for sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.

i)	Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –
Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.

Level 3 –
Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Refer to the investment properties and revaluation of property, plant and equipment explanations for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 7, 11 and 12.

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j)	Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

l)	Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

m)	Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

n)	Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities, limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

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Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

o)	Revenue Recognition
i.    Asset Management
Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenues in the Consolidated Statements of Operations.
Revenues from performance-based incentive fees and profit sharing arrangements are recorded on the accrual basis based on the amount that would be due under the formula established by the contract where it is no longer subject to adjustment based on future events. A significant portion of the asset management revenues are eliminated on consolidation, and that which survives is recorded as revenue in the Consolidated Statements of Operations.
ii.    Real Estate Operations
Real estate revenues primarily consist of rental revenues from leasing activities and hospitality revenues and interest and dividends from unconsolidated real estate investments.
Real estate rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.
The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from the sales of land and buildings not classified as investment properties is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received.
Revenue from hospitality operations are recognized when goods and services are provided, and collection is reasonably assured.
iii.    Renewable Power Operations
Renewable power revenues are derived from the sale of electricity and are recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.
iv.    Sustainable Resources Operations
Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes, and collectability is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.
v.    Infrastructure Operations
Utilities Operations
Revenue from utilities operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted

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tonnage and are then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.
Transport Operations
Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services based primarily on usage or volume throughput during the period.
Energy Operations
Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.
Communications Infrastructure
Revenue from communications infrastructure is derived from contracts with media broadcasting and telecommunication customers to access infrastructure. Customers pay upfront and recurring fees to lease space on towers to host their equipment. Recurring rental revenue is recognized on a straight-line basis based on lease agreements. Upfront payments which are separable from the recurring revenue under IFRIC 18 are recognized on a percentage of completion basis on the construction asset to which they relate.
vi.    Private Equity Operations
Revenue from our private equity operations primarily consists of revenues from the sale of goods or products and rendering of services. Sales are recognized when the product is shipped, title passes, and collectability is reasonably assured. Service revenues are recognized when the services are provided.
Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately.
Within our business services operations, revenue from the sale of goods in our U.K. road fuel service business represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of the consideration received. Revenue is recognized at the point that title passes to the customer.
vii.    Residential Development Operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is reasonably assured.
viii.    Investments in Financial Assets
Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.
Interest revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.
xii.    Other Income and Gains
Other income and gains represent the excess of proceeds over carrying values on the disposition of subsidiaries, investments or assets, or the settlement of liabilities for less than carrying values.

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p)	Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
i.    Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.
Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
ii.    Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

q)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

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r)	Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.

s)	Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

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b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs.
c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.

t)	Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates is provided in Note 11.
b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 25 and 26.

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d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.
e.    Sustainable Resources
The fair value of standing timber and agricultural assets is based on the following estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.
f.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

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e.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
f.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
g.    Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
h.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

135 BROOKFIELD ASSET MANAGEMENT

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
i.    Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
ii.    Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

2017 ANNUAL REPORT 136

c)	Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$286	$6,824	$2,788	$3,859	$24,220	$2,447	$362	$40,786
Inter-segment revenues	1,181	38	—	12	357	—	—	1,588	i
Segmented revenues	1,467	6,862	2,788	3,871	24,577	2,447	362	42,374
FFO from equity accounted investments	—	904	23	904	229	1	8	2,069	ii
Interest expense	—	(1,901)	(691)	(453)	(237)	(83)	(261)	(3,626)	iii
Current income taxes	—	(63)	(39)	(111)	(84)	(46)	57	(286)	iv
Funds from operations	970	2,004	270	345	333	34	(146)	3,810	v
Common equity	312	16,725	4,944	2,834	4,215	2,915	(7,893)	24,052
Equity accounted investments	—	19,596	509	8,793	2,385	346	365	31,994
Additions to non-current assets[1]	—	10,025	7,555	7,991	6,307	74	328	32,280

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT AND FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$348	$6,324	$2,474	$2,414	$9,603	$3,019	$229	$24,411
Inter-segment revenues	972	14	—	—	359	—	6	1,351	i
Segmented revenues	1,320	6,338	2,474	2,414	9,962	3,019	235	25,762
FFO from equity accounted investments	—	896	9	683	163	6	(6)	1,751	ii
Interest expense	—	(1,736)	(615)	(409)	(147)	(91)	(241)	(3,239)	iii
Current income taxes	—	(21)	(43)	(35)	(40)	(51)	(23)	(213)	iv
Funds from operations	866	1,561	180	374	405	63	(212)	3,237	v
Common equity	328	16,727	4,826	2,697	2,862	2,679	(7,620)	22,499
Equity accounted investments	—	16,628	206	7,346	336	374	87	24,977
Additions to non-current assets[1]	—	12,311	6,899	5,105	359	93	59	24,826

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill
i.Inter-Segment Revenues
For the year ended December 31, 2017, the adjustment to external revenues when determining segmented revenues consists of asset management fee revenues and leasing revenues earned from consolidated entities totaling $1.2 billion (2016 – $986 million), revenues earned on construction projects between consolidated entities totaling $357 million (2016 – $359 million) and interest income on loans between consolidated entities totaling $19 million (2016 – $6 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Consolidated equity accounted income	$1,213	$1,293
Non-FFO items from equity accounted investments[1]	856	458
FFO from equity accounted investments	$2,069	$1,751

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments

137 BROOKFIELD ASSET MANAGEMENT

iii.Interest Expense
For the year ended December 31, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $18 million (2016 – $6 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Current tax recovery (expense)	$(286)	$(213)
Deferred income tax recovery (expense)	(327)	558
Income tax recovery (expense)	$(613)	$345
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2017	2016
Net income		$4,551	$3,338
Realized disposition gains in fair value changes or prior periods	vi	1,116	766
Non-controlling interests in FFO		(4,964)	(2,917)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		856	458
Fair value changes		(421)	130
Depreciation and amortization		2,345	2,020
Deferred income taxes		327	(558)
Total FFO		$3,810	$3,237
vi.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets disposed. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes or revaluation surplus were $1,116 million for the year ended December 31, 2017 (2016 – $766 million), of which $1,038 million relates to prior periods (2016 – $732 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
United States	$8,284	$8,073
Canada	5,883	4,427
United Kingdom	15,106	2,858
Other Europe	617	465
Australia	4,405	3,843
Brazil	3,206	1,737
Colombia	970	975
Other	2,315	2,033
	$40,786	$24,411

2017 ANNUAL REPORT 138

The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
United States	$84,860	$75,556
Canada	21,897	19,324
United Kingdom	20,005	15,740
Other Europe	3,979	4,460
Australia	14,501	12,920
Brazil	23,931	12,807
Colombia	7,362	7,296
Other	16,185	11,723
	$192,720	$159,826

e)	Revenues Allocation
Total external revenues within our operating segments are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Asset management	$286	$348
Real estate
Core office	2,121	2,170
Opportunistic and other	4,703	4,154
Renewable power
Hydroelectric	2,183	2,055
Wind energy, solar, storage & other	605	419
Infrastructure
Utilities	1,785	825
Transport	1,290	892
Energy	460	398
Sustainable resources and other	324	299
Private equity
Construction services	4,650	4,028
Business services	16,224	2,006
Energy	280	441
Industrial and other operations	3,066	3,128
Residential development	2,447	3,019
Corporate activities	362	229
	$40,786	$24,411

139 BROOKFIELD ASSET MANAGEMENT

4.	SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2017	2016
Brookfield Property Partners L.P. (“BPY”)	Bermuda	30.6%	31.2%
Brookfield Renewable Partners L.P. (“BEP”)	Bermuda	39.8%	38.7%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	70.1%	70.2%
Brookfield Business Partners L.P. (“BBU”)[3]	Bermuda	32.0%	25.1%

1.
Control and associated voting rights of the limited partnerships (BPY, BEP, BIP and BBU) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees

2.
The company’s ownership interest in BPY, BEP, BIP and BBU includes a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary

3.
BBU was formed during 2016 through a special dividend of approximately 19 million limited partnership units, equivalent to a 20.7% economic interest in BBU, to the shareholders of the company’s Class A shares and Class B shares

During 2017, BBU and BEP completed equity issuances in which the company participated. The BBU and BEP issuances decreased the company’s interest by 6.9% and 1.1%, respectively, as the company participated at a lower interest than its ownership prior to the issuances.
The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2017:

	TSX	NYSE	Nasdaq
BPY[1]	BPY.UN	N/A	BPY
BEP	BEP.UN	BEP	N/A
BIP	BIP.UN	BIP	N/A
BBU	BBU.UN	BBU	N/A

1.	BPY voluntarily moved its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq Stock Market effective November 16, 2017
The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2017	2016
BPY	$19,736	$18,790
BEP	10,139	8,879
BIP	11,376	7,710
BBU	4,000	2,173
Individually immaterial subsidiaries with non-controlling interests	6,377	5,683
	$51,628	$43,235

2017 ANNUAL REPORT 140

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests are set out below. The summarized financial information represents amounts before intra-group eliminations:

	BPY		BEP		BIP		BBU
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Current assets	$3,912	$4,198	$1,666	$907	$1,512	$1,632	$6,433	$4,076
Non-current assets	80,435	73,929	29,238	26,830	27,965	19,643	9,371	4,117
Current liabilities	(11,829)	(8,276)	(2,514)	(1,733)	(1,564)	(1,515)	(5,690)	(2,556)
Non-current liabilities	(37,394)	(35,690)	(14,108)	(13,332)	(14,439)	(10,116)	(4,050)	(1,599)
Non-controlling interests	(19,736)	(18,790)	(10,139)	(8,879)	(11,376)	(7,710)	(4,000)	(2,173)
Equity attributable to Brookfield	$15,388	$15,371	$4,143	$3,793	$2,098	$1,934	$2,064	$1,865

Revenues	$6,135	$5,352	$2,625	$2,516	$3,535	$2,115	$22,823	$7,960
Net income attributable to:
Non-controlling interests	$2,234	$1,501	$103	$97	$569	$408	$296	$(170)
Shareholders	234	1,216	(52)	(57)	5	120	(81)	(32)
	$2,468	$2,717	$51	$40	$574	$528	$215	$(202)
Other comprehensive income (loss) attributable to:
Non-controlling interests	$532	$(36)	$786	$915	$269	$426	$64	$101
Shareholders	348	(210)	564	414	54	150	45	32
	$880	$(246)	$1,350	$1,329	$323	$576	$109	$133
The summarized cash flows of the company’s subsidiaries with material non-controlling interests are as follows:

	BPY		BEP		BIP		BBU
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Cash flows from (used in):
Operating activities	$639	$745	$928	$632	$1,481	$753	$290	$229
Financing activities	1,248	2,906	(27)	2,709	3,814	899	1,353	586
Investing activities	(1,886)	(3,234)	(328)	(3,191)	(5,721)	(1,058)	(1,595)	(96)
Distributions paid to non-controlling interests in common equity	$255	$250	$227	$201	$489	$383	$9	$2

141 BROOKFIELD ASSET MANAGEMENT

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

a)	Completed During 2017
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2017. No material changes were made to the provisional allocations:

(MILLIONS)	Renewable Power	Private Equity	Infrastructure	Real Estate and Other	Total
Cash and cash equivalents	$762	$335	$89	$39	$1,225
Accounts receivable and other	980	2,393	345	134	3,852
Inventory	—	701	—	3	704
Equity accounted investments	—	231	—	—	231
Investment properties	—	—	—	5,851	5,851
Property, plant and equipment	6,923	501	100	281	7,805
Intangible assets	27	2,870	5,515	—	8,412
Goodwill	—	342	815	—	1,157
Deferred income tax assets	18	59	—	—	77
Total assets	8,710	7,432	6,864	6,308	29,314
Less:
Accounts payable and other	(1,391)	(2,109)	(222)	(169)	(3,891)
Non-recourse borrowings	(4,902)	(1,678)	(30)	(1,955)	(8,565)
Deferred income tax liabilities	(59)	(806)	(957)	(45)	(1,867)
Non-controlling interests[1]	(830)	(826)	(477)	(123)	(2,256)
	(7,182)	(5,419)	(1,686)	(2,292)	(16,579)
Net assets acquired	$1,528	$2,013	$5,178	$4,016	$12,735

Consideration[2]	$1,528	$2,006	$5,178	$3,845	$12,557

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors
Brookfield recorded $15.9 billion of revenue and $694 million of net income in 2017 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $25.5 billion and $1 billion to total revenue and net income, respectively.

2017 ANNUAL REPORT 142

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2017:

	Renewable Power		Private Equity		Infrastructure	Real Estate
(MILLIONS)	TerraForm Power	TerraForm Global	BRK	Greenergy	NTS	Manu- factured Housing	Houston Center	Mumbai Office Portfolio
Cash and cash equivalents	$149	$611	$296	$28	$89	$16	$—	$11
Accounts receivable and other	707	266	1,043	1,290	317	79	22	12
Inventory	—	—	10	650	—	—	—	—
Equity accounted investments	—	—	109	114	—	—	—	—
Investment properties	—	—	—	—	—	2,107	825	679
Property, plant and equipment	5,678	1,208	200	154	—	—	—	—
Intangible assets	—	—	2,467	212	5,515	—	—	—
Goodwill	—	—	17	92	804	—	—	—
Deferred income tax assets	—	18	50	9	—	—	—	—
Total assets	6,534	2,103	4,192	2,549	6,725	2,202	847	702
Less:
Accounts payable and other	(1,239)	(142)	(227)	(1,744)	(202)	(36)	(28)	(44)
Non-recourse borrowings	(3,714)	(1,188)	(1,468)	(210)	—	(1,261)	—	(511)
Deferred income tax liabilities	(33)	(15)	(746)	(52)	(946)	—	—	(45)
Non-controlling interests[1]	(829)	(1)	(745)	(81)	(477)	(30)	—	—
	(5,815)	(1,346)	(3,186)	(2,087)	(1,625)	(1,327)	(28)	(600)
Net assets acquired	$719	$757	$1,006	$462	$5,100	$875	$819	$102

Consideration[2]	$719	$757	$1,006	$462	$5,100	$768	$819	$102

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors
Significant acquisitions completed in 2017 include:
On March 9, 2017, a subsidiary of the company acquired Manufactured Housing, a portfolio of manufactured housing communities in the U.S., for total consideration of $768 million, including $578 million cash consideration with the remainder funded through debt financing. The acquisition was made through a Brookfield-sponsored real estate fund and generated a bargain purchase gain of $107 million recorded in fair value changes as a result of changes in the underlying market conditions subsequent to signing the purchase and sale agreement in the second quarter of 2016. Excluding the impact of the bargain purchase gain, total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $237 million and $86 million, respectively.
On April 4, 2017, we acquired a 90% ownership interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, alongside our institutional partners. Total consideration paid by the consortium was $5.1 billion, which consists of a cash consideration of $4.2 billion and deferred consideration of less than $1 billion payable five years from the close of the transaction. Upon acquisition of NTS, an additional deferred tax liability of $893 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $804 million which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.3 billion and $660 million, respectively.
On April 25, 2017, a subsidiary of the company acquired a 70% interest in BRK Ambiental Participações S.A. (“BRK”), a Brazilian water treatment business, together with institutional investors, for total consideration of $1,006 million. BRK owns several other investments, all at different ownership levels. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $758 million and $64 million, respectively.

143 BROOKFIELD ASSET MANAGEMENT

On May 10, 2017, a subsidiary of the company acquired an 85% ownership interest of Greenergy Fuels Holdings Ltd. (“Greenergy”), a U.K. road fuel provider, together with our institutional partners. The acquisition was made for total consideration of $462 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $19.8 billion and $26 million, respectively.
On October 16, 2017, a subsidiary of the company, along with its institutional partners, acquired a 51% interest in TerraForm Power, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in the U.S., for total consideration of $719 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $622 million and $46 million, respectively.
On December 1, 2017, a subsidiary of the company acquired Houston Center, a 4.2 million square foot mixed-use office and retail complex in Houston, Texas, for total consideration of $819 million, including $175 million cash consideration with the remainder funded through debt financing. As of December 31, 2017, the valuation of investment properties was still under evaluation. Accordingly, they have been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $120 million and $26 million, respectively.
On December 7, 2017, a subsidiary of the company acquired a portfolio of 14 office properties with 2.7 million square feet of office space in Mumbai, India (“Mumbai Office Portfolio”), for total consideration of $102 million. As of December 31, 2017, the valuations of investment properties acquired and debt obligations assumed were still under evaluation. Accordingly, they have been accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $53 million and $1 million, respectively.
On December 28, 2017, a subsidiary of the company, along with its institutional partners, acquired a 100% interest in TerraForm Global, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in Asia and South America, for total consideration of $757 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $249 million and $33 million, respectively.

b)	Completed During 2016
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2016. No material changes were made to the provisional allocations disclosed in the 2016 consolidated financial statements:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure and Other	Total
Cash and cash equivalents	$119	$117	$155	$391
Accounts receivable and other	155	177	672	1,004
Inventory	10	15	39	64
Equity accounted investments	—	—	115	115
Investment properties	9,234	—	—	9,234
Property, plant and equipment	652	5,741	1,067	7,460
Intangible assets	2	—	1,225	1,227
Goodwill	17	799	470	1,286
Deferred income tax assets	2	—	12	14
Total assets	10,191	6,849	3,755	20,795
Less:
Accounts payable and other	(413)	(385)	(318)	(1,116)
Non-recourse borrowings	(2,859)	(1,130)	(1,161)	(5,150)
Deferred income tax liabilities	(35)	(1,020)	(263)	(1,318)
Non-controlling interests[1]	(33)	(1,417)	(1,402)	(2,852)
	(3,340)	(3,952)	(3,144)	(10,436)
Net assets acquired	$6,851	$2,897	$611	$10,359

Consideration[2]	$6,824	$2,897	$611	$10,332

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests

2017 ANNUAL REPORT 144

Brookfield recorded $1.7 billion of revenue and $223 million of net income from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $3.0 billion and $230 million to total revenue and net income, respectively.
The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2016:

	Real Estate					Renewable Power		Infrastructure
(MILLIONS)	Rouse	IFC Seoul	Simply Storage	City Point	Student Housing	Isagen	Holtwood	Rutas	Niska	Linx
Cash and cash equivalents	$32	$25	$16	$1	$33	$113	$—	$115	$15	$12
Accounts receivable and other	94	13	28	5	3	174	1	121	99	232
Inventory	—	—	2	—	—	15	—	—	39	—
Equity accounted investments	—	—	—	—	—	—	—	—	—	115
Investment properties	3,010	1,911	1,044	742	608	—	—	—	—	—
Property, plant and equipment	13	303	—	—	—	4,772	859	6	825	229
Intangible assets	—	2	—	—	1	—	—	973	—	69
Goodwill	—	—	—	12	5	799	—	139	82	210
Deferred income tax assets	—	2	—	—	—	—	—	—	—	—
Total assets	3,149	2,256	1,090	760	650	5,873	860	1,354	1,060	867
Less:
Accounts payable and other	(231)	(107)	(12)	(6)	(49)	(381)	(1)	(7)	(71)	(148)
Non-recourse borrowings	(1,840)	—	(592)	—	(202)	(1,130)	—	(441)	(337)	(181)
Deferred income tax liabilities	—	(35)	—	—	—	(1,019)	—	(153)	(77)	(33)
Non-controlling interests[1]	(15)	—	(15)	—	(2)	(1,417)	—	(626)	(348)	(360)
	(2,086)	(142)	(619)	(6)	(253)	(3,947)	(1)	(1,227)	(833)	(722)
Net assets acquired	$1,063	$2,114	$471	$754	$397	$1,926	$859	$127	$227	$145

Consideration[2]	$1,063	$2,114	$471	$754	$397	$1,926	$859	$127	$227	$145

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests
In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion with a cash contribution of $510 million funded by non-recourse borrowings and $1.2 billion from the subsidiary’s institutional partners. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032-megawatt (“MW”) portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.
Following the acquisition, the subsidiary of the company was required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO closed in May 2016, in which the subsidiary acquired an additional 26% of economic interest for $929 million. The second MTO closed in September 2016 with total consideration of $605 million, and the subsidiary effectively owns 99.64% of Isagen as of September 30, 2016 after giving effect to the initial acquisition and the two MTOs. The company is accounting for the initial acquisition of the 57.6% controlling interest and the MTOs as separate transactions. The acquisition resulted in $799 million of goodwill due to the recognition of a deferred tax liability because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $886 million and $120 million, respectively.

145 BROOKFIELD ASSET MANAGEMENT

In March 2016, a subsidiary of the company completed the acquisition of a self-storage (“Simply Storage”) operation for total consideration of $471 million with a cash contribution of $372 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $105 million and $71 million, respectively.
In April 2016, a subsidiary of the company completed the acquisition of a portfolio of student housing assets (“Student Housing”) for total consideration of $397 million with a cash contribution of $209 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $42 million and $5 million, respectively.
In April 2016, a subsidiary of the company completed the acquisition of hydroelectric facilities in Pennsylvania (“Holtwood”) for total cash consideration of $859 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $46 million and $1 million, respectively.
In June 2016, a subsidiary of the company completed the acquisition of a portfolio of toll roads in Peru (“Rutas”) for total consideration of $127 million with a cash contribution of $118 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $122 million and $6 million, respectively.
In July 2016, a subsidiary of the company completed the acquisition of a North American gas storage business (“Niska”) for total consideration of $227 million with a cash contribution of $67 million and senior notes already owned by the subsidiary. The subsidiary remeasured its existing senior notes to fair value of $141 million at the acquisition date with a remeasurement gain of $24 million recorded in the income. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $136 million and $29 million, respectively.
In July 2016, a subsidiary of the company completed the acquisition of a retail mall business (“Rouse”) for total consideration of $1.1 billion with a cash contribution of $587 million. The subsidiary accounted for the acquisition as a step acquisition, and remeasured its existing 33% equity interest in Rouse to fair value of $354 million at the acquisition date with no material remeasurement gain or loss. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $335 million and $58 million, respectively.
In August 2016, a subsidiary of the company completed the acquisition of an Australia port business (“Linx”) for total consideration of $145 million, comprising $13 million in cash and a portion of the subsidiary’s previously existing interest with an acquisition date fair value of $132 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $504 million and $12 million, respectively.
In December 2016, a subsidiary of the company completed the acquisition of a mixed-use property in South Korea (“IFC Seoul”) and an office tower in U.K. (“City Point”) for total consideration of $2.1 billion with a cash contribution of $875 million and $754 million with a cash contribution of $147 million, respectively. The subsidiary accounts for the City Point acquisition as a step acquisition and remeasured its existing loan interest to fair value at acquisition date of $93 million with a remeasurement loss of $34 million. If the transactions had occurred at the beginning of the year, total revenue and net loss for IFC Seoul would have been $170 million and $18 million, whereas total revenue and net loss for City Point would have been $49 million and $35 million.

2017 ANNUAL REPORT 146

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables list the company’s financial instruments by their respective classification as at December 31, 2017 and 2016:

a)	Financial Instrument Classification

AS AT DEC. 31, 2017 (MILLIONS)	Fair Value Through Profit or Loss	Available for Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$5,139	$5,139
Other financial assets
Government bonds	34	15	—	49
Corporate bonds	382	253	8	643
Fixed income securities and other	230	432	—	662
Common shares and warrants	585	1,247	—	1,832
Loans and notes receivable	63	—	1,551	1,614
	1,294	1,947	1,559	4,800
Accounts receivable and other[2]	1,383	—	8,233	9,616
	$2,677	$1,947	$14,931	$19,555
Financial liabilities
Corporate borrowings	$—	$—	$5,659	$5,659
Property-specific borrowings	—	—	63,721	63,721
Subsidiary borrowings	—	—	9,009	9,009
Accounts payable and other[2]	3,841	—	14,124	17,965
Subsidiary equity obligations	1,559	—	2,102	3,661
	$5,400	$—	$94,615	$100,015

1.	Financial assets include $4.1 billion of assets pledged as collateral

2.
Includes derivative instruments which are elected for hedge accounting, totaling $630 million included in accounts receivable and other and $950 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income

147 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2016 (MILLIONS)	Fair Value Through Profit or Loss	Available for Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$4,299	$4,299
Other financial assets
Government bonds	22	32	—	54
Corporate bonds	13	342	—	355
Fixed income securities and other	170	335	—	505
Common shares and warrants	1,630	952	—	2,582
Loans and notes receivable	62	—	1,142	1,204
	1,897	1,661	1,142	4,700
Accounts receivable and other[2]	1,501	—	5,298	6,799
	$3,398	$1,661	$10,739	$15,798
Financial liabilities
Corporate borrowings	$—	$—	$4,500	$4,500
Property-specific borrowings	—	—	52,442	52,442
Subsidiary borrowings	—	—	7,949	7,949
Accounts payable and other[2]	2,019	—	9,896	11,915
Subsidiary equity obligations	1,439	—	2,126	3,565
	$3,458	$—	$76,913	$80,371

1.	Total financial assets include $2.5 billion of assets pledged as collateral

2.
Includes derivative instruments which are elected for hedge accounting, totaling $1 billion included in accounts receivable and other and $528 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and available-for-sale financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and reported in our Consolidated Statements of Operations.
Available-for-sale securities are recorded on the balance sheet at fair value with changes in fair value recorded through other comprehensive income. These securities are assessed for impairment at each reporting date, with any impairment charges reported in our Consolidated Statements of Operations. As at December 31, 2017, the unrealized gains and losses relating to the fair value of available-for-sale securities amounted to $26 million (2016 – $286 million) and $nil (2016 – $28 million), respectively.
During the year ended December 31, 2017, $69 million of net deferred losses (2016 – $391 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of available-for-sale financial assets.
Included in cash and cash equivalents is $4.5 billion (2016 – $3.8 billion) of cash and $635 million (2016 – $454 million) of short-term deposits as at December 31, 2017.

2017 ANNUAL REPORT 148

b)	Carrying and Fair Value
The following table provides the carrying values and fair values of financial instruments as at December 31, 2017 and 2016:

	2017		2016
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$5,139	$5,139	$4,299	$4,299
Other financial assets
Government bonds	49	49	54	54
Corporate bonds	643	643	355	355
Fixed income securities and other	662	662	505	505
Common shares and warrants	1,832	1,832	2,582	2,582
Loans and notes receivable	1,614	1,657	1,204	1,204
	4,800	4,843	4,700	4,700
Accounts receivable and other	9,616	9,616	6,799	6,799
	$19,555	$19,598	$15,798	$15,798
Financial liabilities
Corporate borrowings	$5,659	$6,087	$4,500	$4,771
Property-specific borrowings	63,721	65,399	52,442	53,512
Subsidiary borrowings	9,009	9,172	7,949	8,103
Accounts payable and other	17,965	17,965	11,915	11,915
Subsidiary equity obligations	3,661	3,661	3,565	3,567
	$100,015	$102,284	$80,371	$81,868
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$2,568	$3,229
Non-current	2,232	1,471
Total	$4,800	$4,700

149 BROOKFIELD ASSET MANAGEMENT

c)	Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2017			2016
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$49	$—	$11	$43	$—
Corporate bonds	127	508	—	175	173	7
Fixed income securities and other	20	233	409	36	178	291
Common shares and warrants	1,586	—	246	1,309	—	1,273
Loans and notes receivables	—	62	1	—	51	11
Accounts receivable and other	15	1,155	213	2	1,342	157
	$1,748	$2,007	$869	$1,533	$1,787	$1,739
Financial liabilities
Accounts payable and other	$134	$3,003	$704	$98	$1,859	$62
Subsidiary equity obligations	—	—	1,559	—	52	1,387
	$134	$3,003	$2,263	$98	$1,911	$1,449
During the years ended December 31, 2017 and 2016, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2017		Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,155	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(3,003)
Other financial assets ..................	852		Valuation models based on observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities), include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2017 ANNUAL REPORT 150

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2017	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$409	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	246	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,559)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	213 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(704)		• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2017 and 2016:

	Financial Assets		Financial Liabilities
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016
Balance, beginning of year	$1,739	$1,691	$1,449	$1,261
Fair value changes in net income	(313)	(102)	(2)	48
Fair value changes in other comprehensive income[1]	5	(12)	67	35
Additions, net of disposals	(562)	162	749	105
Balance, end of year	$869	$1,739	$2,263	$1,449

1.	Includes foreign currency translation

151 BROOKFIELD ASSET MANAGEMENT

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2017			2016
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$6,087	$—	$—	$4,771	$—	$—
Property-specific borrowings	2,123	24,502	38,774	1,360	16,724	35,428
Subsidiary borrowings	3,825	2,030	3,317	2,872	2,451	2,780
Subsidiary equity obligations	—	—	2,102	—	—	2,128
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

d)	Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2017, pre-tax net unrealized gains of $42 million (2016 – net unrealized gains of $149 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2017, there was an unrealized derivative asset balance of $349 million relating to derivative contracts designated as cash flow hedges (2016 – $260 million asset).

ii.	Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2017, unrealized pre-tax net losses of $748 million (2016 – net unrealized gains of $129 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2017, there was an unrealized derivative liability balance of $676 million relating to derivative contracts designated as net investment hedges (2016 – asset balance of $236 million).

e)	Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2017 ANNUAL REPORT 152

The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016
Gross amounts of financial instruments before netting	$1,605	$1,625	$2,124	$1,186
Gross amounts of financial instruments set-off in Consolidated Balance Sheets	(223)	(124)	(267)	(154)
Net amount of financial instruments in Consolidated Balance Sheets	$1,382	$1,501	$1,857	$1,032
No financial instruments that were subject to master netting agreements or for which collateral has been posted were not set off in the Consolidated Balance Sheets.

7.	ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2017	2016
Accounts receivable	(a)	$7,209	$4,294
Prepaid expenses and other assets	(a)	3,350	3,448
Restricted cash	(b)	1,024	1,004
Sustainable resources	(c)	390	387
Total		$11,973	$9,133
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$8,492	$6,490
Non-current	3,481	2,643
Total	$11,973	$9,133

a)	Accounts Receivable and Other Assets
We acquired $3.9 billion of accounts receivable during 2017 through business combinations (2016 – $1.0 billion), with significant contributions from BRK and Greenergy in our Private Equity segment and TERP in our Renewable Power segment. Increases from new acquisitions were partially offset by decreases in our Brazilian residential business, in which the balance decreased by approximately $240 million primarily due to lower sales volume in the current year. Accounts receivable includes $209 million (2016 – $302 million) of unrealized mark-to-market gains on energy sales contracts and $433 million (2016 – $663 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations.

b)	Restricted Cash
Restricted cash primarily relates to the company’s real estate, renewable power and private equity financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

c)	Sustainable Resources
The company held 1.7 million acres of consumable freehold timberlands at December 31, 2017 (2016 – 1.7 million), representing 40.6 million cubic meters (2016 – 40.8 million) of mature timber and timber available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2016 – 1.3 million) of licensed timberlands.

153 BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of timberlands and other agricultural assets:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Balance, beginning of year	$387	$355
Additions, net of disposals	78	58
Fair value adjustments	21	30
Decrease due to harvest	(103)	(76)
Foreign currency changes	7	20
Balance, end of year	$390	$387
The carrying values are based on external appraisals completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Timber / agricultural prices	• Increases (decreases) in price increase (decrease) fair value	• Increases (decreases) in price tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from price
	• Discount rate/terminal capitalization rate	• Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value	• Decreases (increases) in discount rates or terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from rates
	• Exit Date	• Increases (decreases) in exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation assumptions include a weighted-average discount and terminal capitalization rate of 5.7% (2016 – 5.9%), and terminal valuation dates of 30 years (2016 – 30 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

2017 ANNUAL REPORT 154

8.	INVENTORY

AS AT DEC. 31 (MILLIONS)	2017	2016
Residential properties under development	$2,245	$2,215
Land held for development	1,922	1,609
Completed residential properties	917	952
Industrial products and other	1,227	573
Total	$6,311	$5,349
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$3,585	$2,987
Non-current	2,726	2,362
Total	$6,311	$5,349
During the year ended December 31, 2017, the company recognized $15.2 billion (2016 – $4.7 billion) of inventory relating to cost of goods sold and $37 million (2016 – $85 million) relating to impairments of inventory as expenses. The carrying amount of inventory pledged as collateral at December 31, 2017 was $2.9 billion (2016 – $2.4 billion).

9.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2017 and December 31, 2016:

			2017	2016
AS AT DEC. 31 (MILLIONS)	Real Estate	Other	Total	Total
Assets
Cash and cash equivalents	$20	$—	$20	$8
Accounts receivables and other	44	—	44	134
Investment properties	1,007	—	1,007	165
Property, plant and equipment	475	15	490	58
Other long-term assets	44	—	44	67
Assets classified as held for sale	$1,590	$15	$1,605	$432
Liabilities
Accounts payable and other	$212	$—	$212	$67
Property-specific borrowings	1,212	—	1,212	60
Liabilities associated with assets classified as held for sale	$1,424	$—	$1,424	$127
As at December 31, 2017, assets held for sale within the company’s Real Estate segment include interests in two office properties located in Toronto, a hotel and casino located in Las Vegas and thirteen other real estate assets. The company intends to sell controlling interests in these properties to third parties in the next 12 months.
During the year, the company sold certain assets and subsidiaries. Within our real estate business, a New York office property was sold for net proceeds of approximately $680 million in the second quarter of 2017, a U.K. office property was sold for approximately $152 million in the third quarter of 2017 and our European logistics business was sold for net proceeds of approximately $1.9 billion in the fourth quarter of 2017. Additionally, within our private equity business, our bath and shower products manufacturing business was sold for proceeds of approximately $357 million in the first quarter of 2017.

155 BROOKFIELD ASSET MANAGEMENT

10.	EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Investment Type	Ownership Interest		Carrying Value
AS AT DEC. 31 (MILLIONS)		2017	2016	2017	2016
Real estate
GGP Inc. (“GGP”)	Associate	34%	29%	$8,844	$7,453
Canary Wharf Group plc (“Canary Wharf”)	Joint Venture	50%	50%	3,284	2,866
Manhattan West, New York[1]	Joint Venture	56%	56%	1,439	1,214
Other real estate joint ventures[1]	Joint Venture	12 – 90%	12 – 90%	4,565	3,651
Other real estate investments[1]	Associate	10 – 90%	19 – 90%	1,465	1,444
				19,597	16,628
Renewable power
Renewable power investments	Associate	14 – 50%	14 – 50%	509	206

Infrastructure
Brazilian toll road[1]	Associate	60%	57%	2,109	1,703
North American natural gas transmission operations	Joint Venture	50%	50%	1,013	806
South American transmission operations	Associate	28%	28%	930	699
Brazilian rail and port operations	Associate	27%	27%	1,046	901
European communications business	Associate	45%	45%	1,607	1,313
Australian ports operation	Associate	50%	50%	740	693
Other infrastructure investments	Associate	11 – 50%	11 – 50%	1,348	1,231
				8,793	7,346
Private equity
Norbord[2]	Associate	40%	n/a	1,364	n/a
Other private equity investments[1]	Associate	14 – 89%	14 – 89%	1,023	339
				2,387	339

Other joint ventures[1]	Joint Venture	20 – 85%	20 – 85%	346	374
Other investments[1]	Associate	12 – 33%	12 – 33%	362	84
Total				$31,994	$24,977

1.
Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted

2.
Our investment in Norbord has been deconsolidated upon distribution of Norbord shares to fund investors, reducing our ownership share to 40%. As a result, we now equity account for this investment. We recognized a non-cash gain of $790 million on deconsolidation

The following table presents the change in the balance of investments in associates and joint ventures:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Balance, beginning of year	$24,977	$23,216
Additions, net of disposals	5,063	660
Acquisitions through business combinations	231	115
Share of net income	1,213	1,293
Share of other comprehensive income	515	430
Distributions received	(732)	(675)
Foreign exchange	727	(62)
Balance, end of year	$31,994	$24,977

2017 ANNUAL REPORT 156

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2017				2016
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Real estate
GGP	$1,029	$37,841	$947	$13,062	$1,547	$38,460	$2,540	$12,656
Canary Wharf	844	13,092	703	6,759	776	11,641	461	6,224
Manhattan West, New York	74	4,248	816	941	244	3,374	733	718
Other real estate joint ventures and investments	1,206	25,547	1,268	10,110	657	20,986	2,119	6,908
Renewable power
Renewable power investments	153	2,536	115	1,080	45	934	42	532
Infrastructure
Brazilian toll road	304	5,769	602	2,102	263	4,977	823	1,665
North American natural gas transmission operations	139	4,741	139	2,716	122	5,767	1,353	2,925
South American transmission operations	280	7,122	181	3,874	221	5,519	142	3,234
Brazilian rail and port operations	743	6,131	515	2,405	460	5,265	674	1,645
European communications business	464	6,281	561	2,968	328	5,437	443	2,528
Australian ports operation	198	2,281	24	1,332	171	2,166	66	1,229
Other infrastructure investments	695	5,240	865	2,301	360	4,378	515	1,827
Private equity
Norbord	709	2,374	356	728	n/a	n/a	n/a	n/a
Other private equity investments	2,001	18,122	3,124	13,192	616	3,901	694	3,458
Other	800	60	90	100	1,024	8	81	113
	$9,639	$141,385	$10,306	$63,670	$6,834	$112,813	$10,686	$45,662
Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

157 BROOKFIELD ASSET MANAGEMENT

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures.

	2017			2016
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Real estate
GGP	$2,405	$(591)	$12	$2,427	$1,735	$4
Canary Wharf	581	183	5	654	19	(4)
Manhattan West, New York	81	319	—	78	188	—
Other real estate joint ventures and investments	1,564	1,222	119	1,727	1,110	34
Renewable power
Renewable power investments	65	11	59	74	—	18
Infrastructure
Brazilian toll road	928	95	(39)	766	185	382
North American natural gas transmission operations	681	15	(1)	573	133	5
South American transmission operations	441	37	806	433	38	217
Brazilian rail and port operations	1,409	56	490	1,024	70	976
European communications business	783	58	435	767	121	376
Australian ports operation	418	19	78	164	(31)	(81)
Other infrastructure investments	1,809	98	(19)	1,091	54	280
Private equity
Norbord	498	(8)	5	n/a	n/a	n/a
Other private equity investments	2,548	710	(76)	1,343	148	(138)
Other	194	23	4	252	26	2
Total	$14,405	$2,247	$1,878	$11,373	$3,796	$2,071
The following table presents distributions from equity accounted investments by operating segment:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Real estate	$353	$508
Renewable power	31	6
Infrastructure	121	85
Private equity and other	227	76
	$732	$675
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

	2017		2016
AS AT DEC. 31 (MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
GGP	$7,570	$8,844	$6,379	$7,453
Norbord[1]	1,176	1,364	n/a	n/a
Other	286	201	44	—
	$9,032	$10,409	$6,423	$7,453

1.	Our investment in Norbord was consolidated as at December 31, 2016 and therefore has not been included in prior year figures
At December 31, 2017, the company determined that the prolonged and significant decline in GGP’s share price indicated that the company’s investment in GGP may be impaired. The company estimated the recoverable amount of its investment in GGP and determined that the recoverable amount, as represented by the value-in-use, is greater than the current carrying value. Therefore, no impairment was recognized for the period ended December 31, 2017.

2017 ANNUAL REPORT 158

Additionally, at December 31, 2017, the company performed a review to determine if there is any objective evidence that its investment in Norbord was impaired. As a result of this review, management determined there is no objective evidence of impairment of Norbord at December 31, 2017

11.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Fair value, beginning of year	$54,172	$47,164
Additions	593	1,576
Acquisitions through business combinations	5,851	9,234
Disposals and reclassifications to assets held for sale	(6,169)	(4,612)
Fair value changes	1,021	960
Foreign currency translation	1,402	(150)
Fair value, end of year	$56,870	$54,172
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better- use land within the company’s sustainable resources operations. Acquisitions and additions of $6.4 billion (2016 – $10.8 billion) relate mainly to business combinations completed during the year, including a portfolio of manufactured housing communities in the U.S., office portfolios in the U.S., an office building in San Francisco, a student housing portfolio in the U.K., and an office portfolio in Mumbai. Refer to Note 5 for details of acquisitions through business combinations.
Disposals and reclassifications to assets held for sale of $6.2 billion include the sale of two properties in London, the disposal of a European logistics business, the sale of a 49% interest in a property located in New York, the reclassification of a 50% interest in a property located in Toronto to assets classified as held for sale and the deconsolidation of a Brazilian retail investment.
Investment properties generated $4.4 billion (2016 – $4.1 billion) in rental income and incurred $1.6 billion (2016 – $1.6 billion) in direct operating expenses. Our investment properties are pledged as collateral for the non-recourse borrowings at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2017	2016
Core office
United States	$14,827	$16,529
Canada	4,597	4,613
Australia	2,480	2,112
Europe	1,040	1,830
Brazil	327	315
Opportunistic and other
Opportunistic office	8,590	5,853
Opportunistic retail	3,412	4,217
Industrial	1,942	2,678
Multifamily	3,925	3,574
Triple net lease	4,804	4,790
Self-storage	1,854	1,624
Student housing	1,353	649
Manufactured housing	2,206	—
Other investment properties	5,513	5,388
	$56,870	$54,172

159 BROOKFIELD ASSET MANAGEMENT

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
The company’s investment properties are diversified by asset type, asset class, geography and markets. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

	2017			2016
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	7.0%	5.8%	13	6.8%	5.6%	12
Canada	6.1%	5.5%	10	6.2%	5.5%	10
Australia	7.0%	6.1%	10	7.3%	6.1%	10
Europe	n/a	n/a	n/a	6.0%	5.0%	12
Brazil	9.7%	7.6%	7	9.3%	7.5%	10
Opportunistic and other
Opportunistic office	9.7%	6.9%	8	9.9%	7.6%	7
Opportunistic retail	9.0%	8.0%	10	10.2%	8.1%	12
Industrial	6.8%	6.2%	10	7.4%	6.6%	10
Multifamily	4.8%	n/a	n/a	4.9%	n/a	n/a
Triple net lease	6.4%	n/a	n/a	6.1%	n/a	n/a
Self-storage	5.8%	n/a	n/a	6.2%	n/a	n/a
Student housing	5.8%	n/a	n/a	5.9%	n/a	n/a
Manufactured housing	5.8%	n/a	n/a	n/a	n/a	n/a
Other investment properties	5.8%	n/a	n/a	5.4%	n/a	n/a

2017 ANNUAL REPORT 160

12.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

	Renewable Power (a)		Infrastructure (b)		Real Estate (c)		Private Equity and Other (d)		Total
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Costs	$24,991	$18,031	$9,253	$8,045	$5,854	$5,783	$4,050	$5,268	$44,148	$37,127
Accumulated fair value changes[1]	13,280	12,298	3,272	2,690	798	694	(231)	(243)	17,119	15,439
Accumulated depreciation	(4,681)	(3,776)	(1,622)	(1,190)	(873)	(825)	(1,086)	(1,429)	(8,262)	(7,220)
Total	$33,590	$26,553	$10,903	$9,545	$5,779	$5,652	$2,733	$3,596	$53,005	$45,346

1.	The accumulated fair value changes for private equity and other represent accumulated impairment charges, as assets in these segments are carried at amortized cost
Renewable Power, Infrastructure and Real Estate segments carry property, plant and equipment assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. Private Equity and other segments carry property, plant and equipment assets at amortized cost. As at December 31, 2017, $38.3 billion (2016 – $29.6 billion) of property, plant and equipment, at cost, were pledged as collateral for the property debt at their respective properties.

a)	Renewable Power
Our renewable power property, plant and equipment consists of the following:

	Hydroelectric		Wind Energy, Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Cost, beginning of year	$14,382	$7,441	$3,649	$3,509	$18,031	$10,950
Additions, net of disposals and assets reclassified as held for sale	256	253	(273)	80	(17)	333
Acquisitions through business combinations	—	5,731	6,923	10	6,923	5,741
Foreign currency translation	29	957	25	50	54	1,007
Cost, end of year	14,667	14,382	10,324	3,649	24,991	18,031

Accumulated fair value changes, beginning of year	11,440	11,035	858	615	12,298	11,650
Fair value changes	341	100	33	216	374	316
Dispositions and assets reclassified as held for sale	(8)	—	—	—	(8)	—
Foreign currency translation and other	403	305	213	27	616	332
Accumulated fair value changes, end of year	12,176	11,440	1,104	858	13,280	12,298

Accumulated depreciation, beginning of year	(2,947)	(2,248)	(829)	(614)	(3,776)	(2,862)
Depreciation expenses	(579)	(586)	(287)	(217)	(866)	(803)
Dispositions and assets reclassified as held for sale	—	9	51	5	51	14
Foreign currency translation and other	(38)	(122)	(52)	(3)	(90)	(125)
Accumulated depreciation, end of year	(3,564)	(2,947)	(1,117)	(829)	(4,681)	(3,776)
Balance, end of year	$23,279	$22,875	$10,311	$3,678	$33,590	$26,553

161 BROOKFIELD ASSET MANAGEMENT

The following table presents our renewable power property, plant and equipment measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2017	2016
North America	$22,832	$17,132
Brazil	3,443	2,893
Colombia	5,401	5,275
Europe	1,088	1,253
Other[1]	826	—
	$33,590	$26,553

1.	Other refers primarily to South Africa, China, India, Malaysia and Thailand
Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2017. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily driven by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydro, wind and solar generating facilities at the end of 2017 and 2016 are summarized below.

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2017	2016	2017	2016	2017	2016	2017	2016
Discount rate
Contracted	4.9 – 6.0%	4.8 – 5.5%	8.9%	9.2%	11.3%	n/a	4.1 – 4.5%	4.1 – 5.0%
Uncontracted	6.5 – 7.6%	6.6 – 7.2%	10.2%	10.5%	12.6%	n/a	5.9 – 6.3%	5.9 – 6.8%
Terminal capitalization rate[1]	6.2 – 7.5%	6.3 – 6.9%	n/a	n/a	12.6%	n/a	n/a	n/a
Exit date	2037	2036	2032	2031	2037	n/a	2031	2031

1.	Terminal capitalization rate applies only to hydroelectric assets in in North America and Colombia
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2017 is 15 years (2016 – 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. The terminal value of hydroelectric assets in Europe is based on a percentage of replacement cost and consequently there is no terminal capitalization rate attributed to the hydroelectric assets in Europe.

2017 ANNUAL REPORT 162

Key assumptions on contracted generation and future power pricing are summarized below:

	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
AS AT DEC. 31, 2017	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	35%	15%	95	100	60	114
Brazil (prices in R$/MWh)	66%	57%	274	407	309	458
Colombia (prices in COP$/MWh)	17%	—%	211,000	—	238,000	339,000
Europe (prices in €/MWh)	78%	35%	90	107	78	95
The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2021 and 2025 (2016 – 2023), which will maintain system reliability and provide adequate levels of reserve generations.

b)	Infrastructure
Our infrastructure property, plant and equipment consists of the following:

	Utilities (i)		Transport (i)		Energy (i)		Sustainable Resources (ii)		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Cost, beginning of year	$2,894	$2,945	$2,361	$1,953	$2,382	$1,487	$408	$340	$8,045	$6,725
Additions, net of disposals and assets reclassified as held for sale	350	367	103	78	81	89	93	5	627	539
Acquisitions through business combinations	—	—	—	242	100	825	—	—	100	1,067
Foreign currency translation	229	(418)	191	88	67	(19)	(6)	63	481	(286)
Cost, end of year	3,473	2,894	2,655	2,361	2,630	2,382	495	408	9,253	8,045

Accumulated fair value changes, beginning of year	1,044	946	782	973	351	209	513	385	2,690	2,513
Fair value changes	136	184	24	25	257	123	13	56	430	388
Foreign currency translation and other	76	(86)	67	(216)	21	19	(12)	72	152	(211)
Accumulated fair value changes, end of year	1,256	1,044	873	782	629	351	514	513	3,272	2,690

Accumulated depreciation, beginning of year	(384)	(291)	(517)	(418)	(258)	(172)	(31)	(19)	(1,190)	(900)
Depreciation expenses	(113)	(128)	(147)	(126)	(117)	(99)	(10)	(19)	(387)	(372)
Dispositions and assets reclassified as held for sale	16	1	22	1	4	—	3	1	45	3
Foreign currency translation and other	(28)	34	(45)	26	(12)	13	(5)	6	(90)	79
Accumulated depreciation, end of year	(509)	(384)	(687)	(517)	(383)	(258)	(43)	(31)	(1,622)	(1,190)
Balance, end of year	$4,220	$3,554	$2,841	$2,626	$2,876	$2,475	$966	$890	$10,903	$9,545

163 BROOKFIELD ASSET MANAGEMENT

i.	Infrastructure – Utilities, Transport and Energy
Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2017. The company’s utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the company’s transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the energy operations are comprised of energy transmission, distribution and storage and district energy assets.
Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport and energy assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple increases (decreases) fair value	• Increases (decreases) in terminal capitalization multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization multiple
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

ii.	Infrastructure – Sustainable Resources
Sustainable resources assets represent timberlands and other agricultural land. PP&E within our sustainable resource operations is accounted for under the revaluation model and the most recent date of revaluation was December 31, 2017.
Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of sustainable resources assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily driven by avoided cost or future replacement value	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

2017 ANNUAL REPORT 164

Key valuation metrics of the company’s utilities, transport, energy and sustainable resources assets at the end of 2017 and 2016 are summarized below.

	Utilities		Transport		Energy		Sustainable Resources
AS AT DEC. 31	2017	2016	2017	2016	2017	2016	2017	2016
Discount rates	7 – 12%	7 – 12%	10 – 15%	10 – 17%	12 – 15%	9 – 14%	5 – 8%	6%
Terminal capitalization multiples	7x – 21x	7x – 18x	9x – 14x	8x – 14x	8x – 13x	10x – 12x	n/a	n/a
Investment horizon / Exit date(years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10	3 – 30	3 – 30

c)	Real Estate

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Balance, beginning of year	$5,783	$5,300	$694	$612	$(825)	$(596)	$5,652	$5,316
Additions/(dispositions)[1], net of assets reclassified as held for sale	(502)	254	44	—	246	(6)	(212)	248
Acquisitions through business combinations	281	652	—	—	—	—	281	652
Foreign currency translation	292	(423)	1	—	(13)	21	280	(402)
Fair value changes	—	—	59	82	—	—	59	82
Depreciation expenses	—	—	—	—	(281)	(244)	(281)	(244)
Balance, end of year	$5,854	$5,783	$798	$694	$(873)	$(825)	$5,779	$5,652

1.	For accumulated depreciation, (additions)/dispositions
The company’s real estate PP&E assets include hospitality assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2017. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of real estate assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life.

d)	Private Equity and Other
Private Equity and other PP&E includes assets owned by the company’s private equity and residential development operations. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Balance, beginning of year	$5,268	$5,309	$(243)	$(231)	$(1,429)	$(1,197)	$3,596	$3,881
Additions/(dispositions)[1], net of assets reclassified as held for sale	(1,966)	(101)	36	4	752	125	(1,178)	28
Acquisitions through business combinations	501	—	—	—		—	501	—
Foreign currency translation	247	60	(16)	(16)	(51)	(14)	180	30
Depreciation expenses	—	—	—	—	(358)	(343)	(358)	(343)
Impairment charges	—	—	(8)	—	—	—	(8)	—
Balance, end of year	$4,050	$5,268	$(231)	$(243)	$(1,086)	$(1,429)	$2,733	$3,596

1.	For accumulated depreciation, (additions)/dispositions

165 BROOKFIELD ASSET MANAGEMENT

13.	INTANGIBLE ASSETS
The following table presents the breakdown of, and changes to, the balance of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Balance, beginning of year	$6,733	$5,764	$(660)	$(594)	$6,073	$5,170
Additions, net of disposals	(25)	(36)	121	91	96	55
Acquisitions through business combinations	8,412	1,227	—	—	8,412	1,227
Amortization	—	—	(442)	(166)	(442)	(166)
Foreign currency translation	131	(222)	(28)	9	103	(213)
Balance, end of year	$15,251	$6,733	$(1,009)	$(660)	$14,242	$6,073
The following table presents intangible assets by geography:

AS AT DEC. 31 (MILLIONS)	2017	2016
United States	$73	$340
Canada	364	230
Australia	2,078	1,945
Europe	1,594	1,273
India	130	130
Chile	1,100	1,054
Peru	1,144	1,050
Brazil	7,537	28
Other	222	23
	$14,242	$6,073
Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2017	2016
Infrastructure – Utilities	(a)	$7,091	$1,817
Infrastructure – Transport	(b)	2,663	2,504
Real estate	(c)	1,188	1,141
Private equity	(d)	3,094	426
Other		206	185
		$14,242	$6,073

a)	Infrastructure – Utilities
The company’s Brazilian regulated gas transmission operation has concession agreements that provide the right to charge a tariff over the term of the agreements. The agreements have an expiration date between 2039 and 2041, which is the basis for the company’s determination of its remaining useful life. Upon expiry of the agreements, the asset shall be returned to the government and subject to concession upon public bidding.
Access agreements with the users of the company’s Australian regulated terminal are 100% take-or-pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

2017 ANNUAL REPORT 166

b)	Infrastructure – Transport
The company’s toll road concessions provide the right to charge a tariff to users of the roads over the term of the concessions. The Chilean, Peruvian and Indian concession arrangements have expiration dates of 2033, 2043 and 2027, respectively, which are the base for the company’s determination of the assets’ remaining useful lives. Also included within the company’s transport operations is $289 million (2016 – $265 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s U.K. port operation.

c)	Real Estate
The company’s intangible assets in its Real Estate segment are attributable to indefinite life trademarks associated with its hospitality assets, primarily Center Parcs and Atlantis. The Center Parcs and Atlantis trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business models of Center Parcs and Atlantis are not subject to technological obsolescence or commercial innovations in any material way.

d)	Private Equity
The company’s intangible assets in its Private Equity segment are primarily attributable to water and sewage concession agreements. The concession agreements provide the company the right to charge fees to users over the terms of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distribution assets and improvements to the water treatment and distribution systems. The concession agreements have expiration dates that range from 2037 to 2055 at which point the underlying concession assets will be returned to the grantors.
Intangible Asset Impairment Testing
Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment using a discounted cash flow valuation annually or when an indicator of impairment is identified. This valuation utilizes the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) the recoverable amount	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

167 BROOKFIELD ASSET MANAGEMENT

14.	GOODWILL
The following table presents the breakdown of, and changes to, the balance of goodwill:

	Cost		Accumulated Impairment		Total
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Balance, beginning of year	$4,162	$2,806	$(379)	$(263)	$3,783	$2,543
Acquisitions through business combinations	1,157	1,286	—	—	1,157	1,286
Impairment losses	—	—	(5)	(65)	(5)	(65)
Foreign currency translation and other[1]	388	70	(6)	(51)	382	19
Balance, end of year	$5,707	$4,162	$(390)	$(379)	$5,317	$3,783

1.	Includes adjustment to goodwill based on final purchase price allocation
The following table presents goodwill by geography:

AS AT DEC. 31 (MILLIONS)	2017	2016
United States	$400	$388
Canada	432	192
Australia	1,026	950
Colombia	912	907
Brazil	905	123
Europe	1,257	894
Other	385	329
	$5,317	$3,783
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2017	2016
Private equity	(a)	$1,555	$1,155
Infrastructure	(b)	1,301	502
Real estate	(c)	1,127	780
Renewable power	(d)	901	896
Asset management		312	328
Other		121	122
Total		$5,317	$3,783

a)	Private Equity
Goodwill in our Private Equity segment is primarily attributable to our construction business. Goodwill in our construction business is tested for impairment using a discounted cash flow analysis to determine the recoverable amount. The recoverable amounts for the years ended 2017 and 2016 were determined to be in excess of their carrying values. The valuation assumptions used to determine the recoverable amount are a discount rate of 9.7% (2016 – 12.0%), terminal growth rate of 2.9% (2016 – 4.0%) and terminal year of 2022 for cash flows included in the assumptions (2016 – 2021). The discount rate represents the market-based weighted-average cost of capital adjusted for risks specific to each operating region and the terminal growth rate represents the regional five-year forecasted average growth rate from leading industry organizations, weighted by our geographic exposure which can vary year over year.
Additionally, in 2017, a subsidiary of Brookfield completed several acquisitions, including a U.K. road fuel business, and allocated $342 million of the purchase price of these acquisitions to goodwill. The purchase price allocations for these acquisitions have been completed on a preliminary basis.

2017 ANNUAL REPORT 168

b)	Infrastructure
Goodwill in our Infrastructure segment is primarily attributable to a Brazilian regulated gas transmission business, which we acquired in the current year and allocated $804 million of the purchase price to goodwill. The purchase price allocation for this acquisition has been completed on a preliminary basis. Excluding the acquisition made in 2017, the remainder of the goodwill is primarily attributable to an Australian port business acquired in 2016. The valuation assumptions used to determine the recoverable amount are a discount rate of 15.0%, terminal capitalization multiple of 8.9x and a cash flow period of 10 years. The carrying amount of the cash-generating was determined to not exceed its recoverable amount.

c)	Real Estate
Goodwill in our Real Estate segment is primarily attributable to Center Parcs and IFC Seoul. We acquired IFC Seoul in 2016 and allocated $221 million of goodwill to the property in 2017 upon finalizing the purchase price allocation. Goodwill is tested annually for impairment by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount, determined as the greater of the estimated fair value less costs to sell or the value in use. The recoverable amounts for the years ended 2017 and 2016 were determined to be in excess of their carrying values. The valuation assumptions used to determine the recoverable amount are a discount rate of 7.7% (2016 – 8.3%) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 2.3% (2016 – 2.3%).

d)	Renewable Power
Goodwill in our Renewable Power segment is primarily attributable to Isagen, which arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate/multiple	• Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•    Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	• Exit date/terminal year of cash flows	• Increases (decreases) in the exit date/terminal year of cash flows decrease (increase) the recoverable amount
•    Increases (decreases) in the exit date/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

169 BROOKFIELD ASSET MANAGEMENT

15.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2017 and 2016 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Current income taxes	$286	$213
Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	499	384
Recovery arising from previously unrecognized tax assets	3	27
Change of tax rates and new legislation	(175)	(969)
Total deferred income taxes	327	(558)
Income taxes	$613	$(345)
The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2017 and 2016. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2017	2016
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(3)	(35)
International operations subject to different tax rates	3	(5)
Taxable income attributable to non-controlling interests	(9)	(2)
Portion of gains subject to different tax rates	(5)	(1)
(Recognition) derecognition of deferred tax assets	(2)	1
Non-recognition of the benefit of current year’s tax losses	3	6
Other	(1)	(2)
Effective income tax rate	12%	(12)%
Deferred income tax assets and liabilities as at December 31, 2017 and 2016 relate to the following:

AS AT DEC. 31 (MILLIONS)	2017	2016
Non-capital losses (Canada)	$657	$814
Capital losses (Canada)	171	100
Losses (U.S.)	590	492
Losses (International)	861	481
Difference in basis	(12,224)	(9,965)
Total net deferred tax liabilities	$(9,945)	$(8,078)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2017 is approximately $5 billion (2016 – approximately $5 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.

2017 ANNUAL REPORT 170

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2017	2016
One year from reporting date	$—	$26
Two years from reporting date	—	—
Three years from reporting date	6	59
After three years from reporting date	530	555
Do not expire	990	845
Total	$1,526	$1,485
The components of the income taxes in other comprehensive income for the years ended December 31, 2017 and 2016 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Revaluation of property, plant and equipment	$(315)	$120
Financial contracts and power sale agreements	27	(37)
Available-for-sale securities	5	38
Foreign currency translation	(43)	59
Revaluation of pension obligation	1	(7)
Total deferred tax in other comprehensive income	$(325)	$173

16.	ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2017	2016
Accounts payable	$5,158	$6,028
Provisions	1,651	1,427
Other liabilities	11,156	4,460
Total	$17,965	$11,915
The current and non-current balances of accounts payable and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$11,148	$7,721
Non-current	6,817	4,194
Total	$17,965	$11,915
Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in-year valuation change was an increase of $4 million (2016 – decrease of $40 million). The discount rate used was 4% (2016 – 4%) with an increase in the rate of compensation of 3% (2016 – 3%), and an investment rate of 5% (2016 – 4%).

AS AT DEC. 31 (MILLIONS)	2017	2016
Plan assets	$516	$592
Less accrued benefit obligation:
Defined benefit pension plan	(685)	(790)
Other post-employment benefits	(90)	(88)
Net liability	(259)	(286)
Less: net actuarial gains (losses)	(2)	2
Accrued benefit liability	$(261)	$(284)

171 BROOKFIELD ASSET MANAGEMENT

17.	CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2017	2016
Term debt
Public – U.S.	Apr. 25, 2017	5.80%	US$	$—	$239
Public – Canadian	Apr. 25, 2017	5.29%	C$	—	186
Public – Canadian	Apr. 9, 2019	3.95%	C$	478	447
Public – Canadian	Mar. 1, 2021	5.30%	C$	278	260
Public – Canadian	Mar. 31, 2023	4.54%	C$	479	448
Public – Canadian	Mar. 8, 2024	5.04%	C$	398	372
Public – U.S.	Apr. 1, 2024	4.00%	US$	748	—
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	689	646
Public – U.S.	Jun. 2, 2026	4.25%	US$	496	495
Public – Canadian	Mar. 16, 2027	3.80%	C$	397	372
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	335	313
Public – U.S.	Sep. 20, 2047	4.70%	US$	546	—
				5,594	4,528
Commercial paper and bank borrowings		1.62%	C$	103	—
Deferred financing costs[1]				(38)	(28)
Total				$5,659	$4,500

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method
Corporate borrowings have a weighted-average interest rate of 4.6% (2016 – 4.8%) and include $3.2 billion (2016 – $3.0 billion) repayable in Canadian dollars of C$4.0 billion (2016 – C$4.1 billion).

18.	NON-RECOURSE BORROWINGS

a)	Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2018	$5,602	$1,918	$653	$550	$77	$8,800
2019	5,569	1,220	772	720	163	8,444
2020	3,960	1,216	933	540	82	6,731
2021	6,842	1,034	774	155	17	8,822
2022	3,194	1,031	765	410	6	5,406
Thereafter	12,068	7,811	5,113	523	3	25,518
Total – Dec. 31, 2017	$37,235	$14,230	$9,010	$2,898	$348	$63,721
Total – Dec. 31, 2016	$34,322	$7,963	$7,901	$1,837	$419	$52,442
The weighted-average interest rate on property-specific borrowings as at December 31, 2017 was 4.9% (2016 – 4.9%).

2017 ANNUAL REPORT 172

The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$8,800	$7,655
Non-current	54,921	44,787
Total	$63,721	$52,442
Property-specific borrowings by currency include the following:

(MILLIONS)	2017	Local Currency		2016	Local Currency
U.S. dollars	$39,164	US$	39,164	$31,804	US$	31,804
British pounds	6,117		£4,525	5,251		£4,250
Canadian dollars	5,272	C$	6,627	4,427	C$	5,951
Australian dollars	3,518	A$	4,506	3,066	A$	4,260
Brazilian reais	2,677	R$	8,856	1,569	R$	5,117
Korean won	1,682	₩	1,795,518	1,317	₩	1,589,450
Colombian pesos	1,556	COP$	4,645,648	1,693	COP$	5,086,971
Indian rupees	1,346	₨	85,720	715	₨	48,603
Chilean unidades de fomento	976	UF	22	901	UF	23
European Union euros	766		€638	1,217		€1,157
Peruvian nuevo soles	450	S	1,459	435	S	1,459
South African rand	154	ZAR	1,909	—	ZAR	—
New Zealand dollars	43	NZD$	60	47	NZD$	60
Total	$63,721			$52,442

b)	Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2018	$1,414	$159	$99	$284	$—	$1,956
2019	158	—	—	38	—	196
2020	1,365	358	—	—	601	2,324
2021	277	—	298	—	—	575
2022	—	318	1,147	—	496	1,961
Thereafter	—	830	558	58	551	1,997
Total – Dec. 31, 2017	$3,214	$1,665	$2,102	$380	$1,648	$9,009
Total – Dec. 31, 2016	$2,765	$2,030	$1,002	$536	$1,616	$7,949
The weighted-average interest rate on subsidiary borrowings as at December 31, 2017 was 4.1% (2016 – 4.1%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2017	2016
Current	$1,956	$866
Non-current	7,053	7,083
Total	$9,009	$7,949

173 BROOKFIELD ASSET MANAGEMENT

Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2017	Local Currency		2016	Local Currency
U.S. dollars	$5,305	US$	5,305	$4,441	US$	4,441
Canadian dollars	3,547	C$	4,460	3,364	C$	4,525
Australian dollars	156	A$	199	143	A$	200
British pounds	1		£1	—		£—
European Union euros	—		€—	1		€1
Total	$9,009			$7,949

19.	SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2017	2016
Subsidiary preferred equity units	(a)	$1,597	$1,574
Limited-life funds and redeemable fund units	(b)	1,559	1,439
Subsidiary preferred shares and capital	(c)	505	552
Total		$3,661	$3,565

a)	Subsidiary Preferred Equity Units
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units that remain outstanding will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent a compound financial instrument comprised of the financial liability representing the company’s obligations to redeem the preferred equity units at maturity for a variable number of BPY units and an equity instrument representing the holder’s right to convert the preferred equity units to a fixed number of BPY units. The corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 29(a).

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2017	2016
Series 1	24,000,000	6.25%	US$	$551	$541
Series 2	24,000,000	6.50%	US$	529	522
Series 3	24,000,000	6.75%	US$	517	511
Total				$1,597	$1,574

b)	Limited-Life Funds and Redeemable Fund Units
Limited-life funds and redeemable fund units represent interests held in our consolidated funds by third-party investors that have been classified as a liability rather than as non-controlling interest, as holders of these interests can cause our funds to redeem their interest in the fund for cash equivalents at a specified time. As at December 31, 2017, we have $1.6 billion of subsidiary equity obligations arising from limited-life funds (2016 – $1.4 billion arising from limited-life funds and redeemable fund units).
In our real estate business, limited-life fund obligations include $813 million (2016 – $795 million) of equity interests held by third-party investors in two consolidated funds that have been classified as a liability, instead of non-controlling interest, as holders of these interests can cause the funds to redeem their interests in the fund for cash equivalents at the fair value of the interest at a set date.
As at December 31, 2017, we have $746 million (2016 – $592 million) of subsidiary equity obligations arising from limited-life fund units in our infrastructure business. These obligations are primarily composed of the portion of the equity interest held by third-party investors in our timberland and agriculture funds that are attributed to the value of the land held in the fund. The value of this equity interest has been classified as a liability, instead of non-controlling interest, as we are obligated to purchase the land from the third-party investors on maturity of the fund.

2017 ANNUAL REPORT 174

As at December 31, 2016, we had $52 million of redeemable fund unit obligations in our public securities business which were settled during 2017.

c)	Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2017 and 2016, the balance related to obligations of BPY and its subsidiaries.

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2017	2016
BPO Class AAA preferred shares
Series G	—	5.25%	US$	$—	$81
Series J	—	5.00%	C$	—	122
Series K	—	5.20%	C$	—	93
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	924,390	5.25%	US$	23	24
Series 2	699,165	5.75%	C$	14	14
Series 3	909,994	5.00%	C$	18	17
Series 4	940,486	5.20%	C$	19	18
BSREP II RH B LLC (“Manufactured Housing”) preferred capital	—	9.00%	US$	249	—
Rouse Series A preferred shares	5,600,000	5.00%	US$	142	143
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) preferred shares	10,000	5.00%	US$	40	40
Total				$505	$552
The BPO Class AAA preferred shares, Series G, J and K were redeemed during the year.
Each series of the BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder as the redemption and conversion option dates have passed.
Subsidiary preferred capital includes $249 million at December 31, 2017 (2016 – $nil) of preferred equity interests held by a third-party investor in Manufactured Housing which has been classified as a liability, rather than as non-controlling interest, due to the fact the holders are only entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The preferred capital was issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.
Subsidiary preferred shares include $142 million at December 31, 2017 (2016 – $143 million) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, rather than as non-controlling interests, due to the fact that the interests have no voting rights and are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.
Subsidiary preferred shares also include $40 million at December 31, 2017 (2016 – $40 million) of preferred equity interests held by a co-investor in Vintage Estates, which have been classified as a liability, rather than as non-controlling interests, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividends.

20.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the company. BFI issued $500 million of 4.25% notes due in 2026 and $550 million of 4.70% notes due in 2047 on May 25, 2016 and September 14, 2017, respectively.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the corporation. On March 10, 2017, BFL issued $750 million of 4.00%

175 BROOKFIELD ASSET MANAGEMENT

notes due 2024. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the property and forest products sectors, as well as a portfolio of preferred shares issued by the corporation’s subsidiaries. The corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at December 31, 2017, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	The corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$168	$30	$43	$22	$44,908	$(4,385)	$40,786
Net income attributable to shareholders	1,462	—	—	59	2,019	(2,078)	1,462
Total assets	53,688	1,060	757	3,761	206,907	(73,453)	192,720
Total liabilities	25,444	1,042	756	2,309	113,336	(30,039)	112,848

AS AT AND FOR THE YEAR ENDED DEC. 31, 2016 (MILLIONS)	The corporation[1]	BFI	BFL	BIC	Subsidiaries of the corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$148	$13	$—	$3	$27,968	$(3,721)	$24,411
Net income attributable to shareholders	1,651	—	—	66	1,854	(1,920)	1,651
Total assets	47,505	507	—	2,974	169,033	(60,193)	159,826
Total liabilities	21,052	497	—	1,411	87,252	(20,074)	90,138

1.	This column accounts for investments in all subsidiaries of the corporation under the equity method

2.	This column accounts for investments in all subsidiaries of the corporation other than BFI, BFL and BIC on a combined basis

3.	This column includes the necessary amounts to present the company on a consolidated basis

21.	EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	2017	2016
Preferred equity	$4,192	$3,954
Non-controlling interests	51,628	43,235
Common equity	24,052	22,499
	$79,872	$69,688

a)	Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2017	2016	2017	2016
Perpetual preferred shares
Floating rate	2.33%	1.97%	$531	$532
Fixed rate	4.82%	4.82%	749	753
	3.78%	3.65%	1,280	1,285
Fixed rate-reset preferred shares	4.21%	4.42%	2,912	2,669
	4.08%	4.17%	$4,192	$3,954

2017 ANNUAL REPORT 176

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2017	2016	2017	2016
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45
Series 8	Variable up to P	2,479,585	2,479,585	43	43
Series 13	70% P	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	7,950,756	8,000,000	173	174
Series 18	4.75%	7,966,158	8,000,000	180	181
Series 25	T-Bill + 230 b.p.[1]	1,533,133	1,533,133	38	38
Series 36	4.85%	7,949,024	8,000,000	200	201
Series 37	4.90%	7,949,083	8,000,000	195	197
				1,280	1,285
Rate-reset preferred shares[2]
Series 9	3.80%	1,519,115	1,519,115	21	21
Series 24	3.01%	9,394,250	9,394,250	230	230
Series 26	3.47%	9,903,348	9,903,348	243	243
Series 28	2.73%	9,359,387	9,394,373	235	235
Series 30	4.80%	9,934,050	9,950,452	245	245
Series 32	4.50%	11,982,568	11,982,568	303	303
Series 34	4.20%	9,977,889	9,977,889	255	255
Series 38	4.40%	8,000,000	8,000,000	181	181
Series 40	4.50%	12,000,000	12,000,000	275	275
Series 42	4.50%	12,000,000	12,000,000	269	269
Series 44	5.00%	9,945,189	10,000,000	189	190
Series 46	4.80%	11,895,790	12,000,000	220	222
Series 48[3]	4.75%	12,000,000	—	246	—
				2,912	2,669
Total				$4,192	$3,954

1.	Rate determined quarterly

2.
Dividend rates are fixed for five to six years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively and reset after five to six years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points

3.	Issued on September 13, 2017
P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share.

177 BROOKFIELD ASSET MANAGEMENT

b)	Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2017	2016
Common equity	$47,281	$39,974
Preferred equity	4,347	3,261
Total	$51,628	$43,235
Further information on non-controlling interests is provided in Note 4 – Subsidiaries.

c)	Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2017	2016
Common shares	$4,428	$4,390
Contributed surplus	263	234
Retained earnings	11,864	11,490
Ownership changes	1,459	1,199
Accumulated other comprehensive income	6,038	5,186
Common equity	$24,052	$22,499
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
Total cash dividends paid to Class A shareholders during 2017 amounted to $540 million (2016 – $500 million) or $0.56 per share (2016 – $0.52 per share).
On June 22, 2017, the company completed the spin-off of Trisura Group Ltd. by paying a special dividend to the holders of the company’s Class A and Class B Shares. The special dividend of $102 million recorded in equity was based on the fair value of the assets distributed.
On June 20, 2016, the company paid a special dividend of approximately 19 million limited partnership units of a newly created subsidiary, Brookfield Business Partners L.P. (“BBU”), to the holders of the company’s Class A and B shares. This was a common control transaction and as such the special dividend of $441 million reflected in equity was based on the IFRS carrying value of the 21% interest in BBU distributed to shareholders on June 20, 2016.
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT DEC. 31	2017	2016
Class A shares[1]	958,688,000	958,083,297
Class B shares	85,120	85,120
Shares outstanding[1]	958,773,120	958,168,417
Unexercised options and other share-based plans[2]	47,474,284	43,798,733
Total diluted shares	1,006,247,404	1,001,967,150

1.	Net of 30,569,215 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and escrowed stock plan

2017 ANNUAL REPORT 178

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2017	2016
Outstanding, beginning of year[1]	958,168,417	961,290,839
Issued (repurchased)
Repurchases	(3,448,665)	(4,707,132)
Long-term share ownership plans[2]	3,826,248	1,312,463
Dividend reinvestment plan and others	227,120	272,247
Outstanding, end of year[1]	958,773,120	958,168,417

1.	Net of 30,569,215 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements

2.	Includes management share option plan and restricted stock plan
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Net income attributable to shareholders	$1,462	$1,651
Preferred share dividends	(145)	(133)
Net income available to shareholders	$1,317	$1,518

Weighted average – common shares	958.8	959.0
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	21.2	17.6
Common shares and common share equivalents	980.0	976.6
Share-Based Compensation
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Expense arising from equity-settled share-based payment transactions	$69	$64
Expense arising from cash-settled share-based payment transactions	281	32
Total expense arising from share-based payment transactions	350	96
Effect of hedging program	(275)	(27)
Total expense included in consolidated income	$75	$69
The share-based payment plans are described below. There were no cancellations or modifications to any of the plans during 2017 and 2016.
Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.

179 BROOKFIELD ASSET MANAGEMENT

The change in the number of options during 2017 and 2016 were as follows:

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2017	7,684	C$	15.63	$31,483	US$	25.77
Granted	—		—	6,331		36.92
Exercised	(4,887)		17.50	(2,149)		24.36
Canceled	—		—	(772)		33.28
Outstanding at December 31, 2017	2,797	C$	12.35	34,893	US$	27.71

1.	Options to acquire TSX listed Class A shares

2.	Options to acquire NYSE listed Class A shares

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2016	9,427	C$	17.07	$28,488	US$	24.98
Granted	—		—	4,363		30.59
Exercised	(1,743)		23.44	(970)		22.00
Canceled	—		—	(398)		31.25
Outstanding at December 31, 2016	7,684	C$	15.63	31,483	US$	25.77

1.	Options to acquire TSX listed Class A shares

2.	Options to acquire NYSE listed Class A shares
The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

YEARS ENDED DEC. 31	Unit	2017	2016
Weighted-average share price	US$	36.92	30.59
Weighted-average fair value per option	US$	4.92	5.29
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	18.9	28.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	2.1	1.6
Risk-free rate	%	2.3	1.6

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise
At December 31, 2017, the following options to purchase Class A shares were outstanding:

	Weighted-Average Remaining Life	Options Outstanding (000’s)
Exercise Price		Vested	Unvested	Total
C$11.77	1.2 years	2,620	—	2,620
C$21.08	0.1 years	177	—	177
US$15.45	2.2 years	4,772	—	4,772
US$16.83 – US$23.37	3.8 years	5,834	—	5,834
US$25.21 – US$30.59	6.5 years	6,858	5,967	12,825
US$33.75 – US$36.32	7.1 years	2,049	3,191	5,240
US$36.88 – US$37.75	9.1 years	—	6,222	6,222
		22,310	15,380	37,690

2017 ANNUAL REPORT 180

At December 31, 2016, the following options to purchase Class A shares were outstanding:

	Weighted-Average Remaining Life	Options Outstanding (000’s)
Exercise Price		Vested	Unvested	Total
C$11.77	2.2 years	4,885	—	4,885
C$18.20 – C$23.63	1.1 years	2,159	—	2,159
C$26.02	0.1 years	640	—	640
US$15.45	3.2 years	5,153	—	5,153
US$16.83 – US$23.37	4.8 years	5,626	890	6,516
US$25.21 – US$30.59	7.5 years	4,692	9,143	13,835
US$33.75 – US$36.32	8.1 years	949	5,030	5,979
		24,104	15,063	39,167
Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2017, 3.7 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2016 –3.3 million Class A shares) during the year. For the year ended December 31, 2017, the total expense incurred with respect to the ES Plan totaled $26 million (2016 – $26 million).
The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DEC. 31	Unit	2017	2016
Weighted-average share price	US$	36.88	30.59
Weighted-average fair value per share	US$	4.92	5.29
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	18.9	28.0
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	2.1	1.6
Risk-free rate	%	2.3	1.6

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

181 BROOKFIELD ASSET MANAGEMENT

The change in the number of ES shares during 2017 and 2016 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2017	24,167	$27.77
Granted	3,700	36.88
Exercised	(95)	21.74
Outstanding at December 31, 2017	27,772	$29.01

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2016	20,938	$27.33
Granted	3,250	30.59
Exercised	(21)	21.74
Outstanding at December 31, 2016	24,167	$27.77
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2017, Brookfield granted 760,754 Class A shares (2016 – 449,110) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $18 million (2016 – $11 million) of compensation expense.
Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2017 was $1.0 billion (2016 – $777 million).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2017, employee compensation expense totaled $7 million (2016 – $5 million), net of the impact of hedging arrangements.

2017 ANNUAL REPORT 182

The change in the number of DSUs and RSUs during 2017 and 2016 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2017	14,986	10,920	C$	9.09
Granted and reinvested	661	—		—
Exercised and canceled	(703)	—		—
Outstanding at December 31, 2017	14,944	10,920	C$	9.09

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2016	13,793	10,920	C$	9.09
Granted and reinvested	1,264	—		—
Exercised and canceled	(71)	—		—
Outstanding at December 31, 2016	14,986	10,920	C$	9.09

The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2017	Dec. 31, 2016
Share price on date of measurement	C$	54.72	44.30
Share price on date of measurement	US$	43.54	33.01
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2017	Dec. 31, 2016
Share price on date of measurement	C$	54.72	44.30
Weighted-average fair value of a unit	C$	45.63	35.21

22.	REVENUES
Revenues include $14.5 billion (2016 – $14.7 billion) from the sale of goods, $25.1 billion (2016 – $8.4 billion) from the rendering of services and $1.2 billion (2016 – $1.3 billion) from other activities.

23.	DIRECT COSTS
Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2017 and 2016 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Cost of sales	$26,461	$12,487
Compensation	2,795	2,039
Selling, general and administrative expenses	1,339	1,544
Property taxes, sales taxes and other	1,793	1,648
	$32,388	$17,718

183 BROOKFIELD ASSET MANAGEMENT

24.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Investment properties	$1,021	$960
GGP warrants	(268)	(110)
Impairment	(98)	(771)
Provisions	(246)	(99)
Transaction related gains (losses), net of deal costs	637	(148)
Financial contracts	(600)	65
Other fair value changes	(25)	(27)
	$421	$(130)

25.	DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions at December 31, 2017 and 2016 is as follows:

AS AT DEC. 31 ($ MILLIONS)	Note	2017	2016
Foreign exchange	(a)	$28,573	$21,782
Interest rates	(b)	18,433	17,092
Credit default swaps	(c)	43	182
Equity derivatives	(d)	1,384	2,583

Commodity instruments	(e)	2017	2016
Energy (GWh)		28,808	15,904
Natural gas (MMBtu – 000’s)		48,163	9,150

2017 ANNUAL REPORT 184

a)	Foreign Exchange
The company held the following foreign exchange contracts with notional amounts at December 31, 2017 and December 31, 2016:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2017	2016	2017	2016
Foreign exchange contracts
British pounds	$7,312	$6,231	$1.29	$1.26
Australian dollars	3,610	5,022	0.75	0.74
European Union euros	2,754	1,855	1.15	1.11
Canadian dollars	2,619	1,405	0.78	0.75
Korean won	578	485	1,100	1,153
Chinese yuan	346	252	6.72	7.06
Brazilian reais	62	511	0.27	0.32
Japanese yen	14	203	110.17	116.39
Other currencies	256	186	various	various
Cross currency interest rate swaps
Canadian dollars	2,442	2,269	0.76	0.82
European Union euros	1,914	530	1.06	1.06
Australian dollars	1,610	1,484	0.98	0.99
Japanese yen	750	—	113.33	—
Colombian pesos	299	125	3,056	3,056
British pounds	272	249	1.45	1.49
Foreign exchange options
European Union euros	1,801	—	1.21	—
Canadian dollars	1,000	—	0.76	—
British pounds	534	—	1.19	—
Japanese yen	400	975	118.00	118.00
Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $364 million (2016 – $62 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $1,491 million (2016 – gain of $893 million).

b)	Interest Rates
At December 31, 2017, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $8.8 billion (2016 – $6.6 billion), interest rate swaptions with an aggregate notional amount of $0.9 billion (2016 – $4.1 billion) and interest rate cap contracts with an aggregate notional amount of $8.7 billion (2016 – $6.4 billion).

c)	Credit Default Swaps
As at December 31, 2017, the company held credit default swap contracts with an aggregate notional amount of $43 million (2016 – $182 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $43 (2016 – $100 million) of the notional amount and could be required to make payments in respect of $nil (2016 – $82 million) of the notional amount.

d)	Equity Derivatives
At December 31, 2017, the company held equity derivatives with a notional amount of $1,384 million (2016 – $2,583 million) which includes $1.1 billion (2016 – $988 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

185 BROOKFIELD ASSET MANAGEMENT

e)	Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 48,163,000 MMBtu’s of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2017 and 2016 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2017			2016
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$10,254	$42	$(16)	$11,998	$149	$(13)
Net investment hedges	14,587	(748)	—	13,973	129	—
	$24,841	$(706)	$(16)	$25,971	$278	$(13)

1.	Notional amount does not include 15,586 GWh, 45,014 MMBtu and 3,087 bbls and 8,561 GWh of commodity derivatives at December 31, 2017 and December 31, 2016, respectively
The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2017 and 2016, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2017	Unrealized Losses During 2017	Net Change During 2017	Net Change During 2016
Foreign exchange derivatives	$119	$(483)	$(364)	$(62)
Interest rate derivatives	20	(35)	(15)	110
Credit default swaps	2	—	2	(5)
Equity derivatives	204	(35)	169	(9)
Commodity derivatives	69	(103)	(34)	9
	$414	$(656)	$(242)	$43

2017 ANNUAL REPORT 186

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2017 and the comparative notional amounts at December 31, 2016, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2017				2016
AS AT DEC. 31 ($ MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$5,516	$4,074	$1,042	$10,632	$5,065
Interest rate derivatives	7,287	4,034	211	11,532	7,838
Credit default swaps	—	43	—	43	182
Equity derivatives	680	682	—	1,362	2,560
Commodity instruments
Energy (GWh)	5,328	7,894	—	13,222	7,343
Natural gas (MMBtu – 000’s)	2,459	690	—	3,149	9,150
Elected for hedge accounting
Foreign exchange derivatives	$12,674	$3,391	$1,876	$17,941	$16,717
Interest rate derivatives	607	5,184	1,110	6,901	9,254
Equity derivatives	10	12	—	22	24
Commodity instruments
Energy (GWh)	1,412	11,494	2,680	15,586	8,561
Natural gas (MMBtu – 000’s)	37,052	7,962	—	45,014	—

26.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.
i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

187 BROOKFIELD ASSET MANAGEMENT

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $80 million (2016 – $45 million) on an annualized basis.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income before tax of $53 million (2016 – $26 million) and an increase in other comprehensive income of $98 million (2016 – $72 million), for the years ended December 31, 2017 and 2016.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $44 million (2016 – $38 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $142 million (2016 – $133 million) as at December 31, 2017, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $45 million (2016 – $161 million) and decreased other comprehensive income by $62 million (2016 – $48 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $65 million (2016 – $52 million). This increase would be offset by a $65 million (2016 – $52 million) change in value of the associated equity derivatives of which $64 million (2016 – $51 million) would offset the above-mentioned increase in compensation expense and the remaining $1 million (2016 – $1 million) would be recorded in other comprehensive income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2017 by approximately $11 million (2016 – $15 million) and decreased other comprehensive income by $4 million (2016 – $16 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
The company held credit default swap contracts with a total notional amount of $43 million (2016 – $182 million) at December 31, 2017. The company is exposed to changes in the credit spread of the contracts’ underlying reference assets. A 50 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $1 million (2016 – $2 million) for the year ended December 31, 2017, prior to taxes.

b)	Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial

2017 ANNUAL REPORT 188

institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2017 and 2016:

	Payments Due by Period
AS AT DECEMBER 31, 2017 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$—	$478	$278	$4,903	$5,659
Property-specific borrowings	8,800	15,175	14,228	25,518	63,721
Other debt of subsidiaries	1,956	2,520	2,536	1,997	9,009
Subsidiary equity obligations	76	53	1,001	2,531	3,661
Interest expense[1]
Corporate borrowings	259	494	462	1,433	2,648
Non-recourse borrowings	3,248	5,024	3,575	5,314	17,161
Subsidiary equity obligations	226	428	340	322	1,316

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

	Payments Due by Period
AS AT DECEMBER 31, 2016 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$425	$447	$260	$3,368	$4,500
Property-specific borrowings	7,655	13,965	13,467	17,355	52,442
Other debt of subsidiaries	866	2,699	1,955	2,429	7,949
Subsidiary equity obligations	421	143	1,217	1,784	3,565
Interest expense[1]
Corporate borrowings	201	375	342	878	1,796
Non-recourse borrowings	2,776	4,549	3,219	4,378	14,922
Subsidiary equity obligations	198	376	318	378	1,270

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

189 BROOKFIELD ASSET MANAGEMENT

27.	CAPITAL MANAGEMENT
The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e. common and preferred equity). As at December 31, 2017, the recorded values of these items in the company’s consolidated financial statements totaled $28.2 billion (2016 – $26.5 billion).
The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totaled $5.7 billion based on carrying values at December 31, 2017 (2016 – $4.5 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2017 was 16% (2016 – 14%).
The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific borrowings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities in which it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.
The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2017 and 2016. The company is also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

28.	RELATED PARTY TRANSACTIONS

a)	Related Parties
Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2017 and 2016 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Salaries, incentives and short-term benefits	$18	$19
Share-based payments	54	50
	$72	$69
The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation.

2017 ANNUAL REPORT 190

The following table lists the related party balances included within the consolidated financial statements as at and for the years ended December 31, 2017 and 2016:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2017	2016
Investment and other losses	$(268)	$(110)
Financial assets	—	1,254
Management fees received	47	56
Prior year’s balance of $1.3 billion represents warrants that BPY holds which are convertible into common shares of GGP. As at December 31, 2017, as a result of the conversion of the warrants to common shares of the company, we no longer hold any related party financial assets.
In connection with our open-ended real estate fund launched in 2016, BPY contributed certain operating buildings and development projects for net proceeds of approximately $500 million, which was received in the form of cash and limited partner interest in the fund. The company is the general partner of the fund and will earn fees for the management of this fund. This fund is equity accounted for in the consolidated financial statements of the company.

29.	OTHER INFORMATION

a)	Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, guarantees and reinsurance obligations. As at December 31, 2017, the company had $2.6 billion (2016 –$2.6 billion) of such commitments outstanding. The company also had $3.8 billion of future operating lease obligations at December 31, 2017, of which $1.9 billion relates to land leases with agreements largely expiring after the year 2065.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements that generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2017 could result in a material settlement liability.
The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
The corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in Note 19, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively.

191 BROOKFIELD ASSET MANAGEMENT

The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

b)	Supplemental Cash Flow Information
Sustaining capital expenditures in the company’s renewable power operations were $140 million (2016 – $67 million), in its real estate operations were $223 million (2016 – $300 million) and in its infrastructure operations were $927 million (2016 – $390 million).
During the year, the company capitalized $203 million (2016 – $229 million) of interest primarily to investment properties and residential inventory under development.

30.	SUBSEQUENT EVENTS
In the first quarter of 2018, BPY signed a definitive agreement to acquire the common shares of GGP that it does not already own. The purchase price is comprised of a fixed amount of $9.25 billion of cash and approximately 254 million units of BPY or an equivalent equity instrument that will be issued on the close of the transaction. The cash component of the transaction is expected to be funded through approximately $4 billion of asset sales, with the balance funded through debt at the GGP level, that will be non-recourse to the corporation or BPY. We expect our ownership of BPY to be approximately 50% following this transaction.

2017 ANNUAL REPORT 192

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2017 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual Meeting of Shareholders
Our 2018 Annual Meeting of Shareholders will be held at 10.30 a.m. on Friday, June 15, 2018 at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the corporation who are resident in Canada and the United States to increase their investment in the corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

193 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
President and Chief Executive Officer, General Electric Canada Company Inc. and Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

David W. Kerr
Chair, Halmont Properties Corp.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Youssef A. Nasr
Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chair, Frontier Economics

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian Lawson, Chief Financial Officer
A.J. Silber, Corporate Secretary

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

2017 ANNUAL REPORT 194

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
99 Bishopsgate
2nd Floor
London EC2M 3XD
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9322.2000

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe & Middle East
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo